As filed with the Securities and Exchange Commission on April 2, 1998
                                                     Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                ---------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                                ---------------
                              RAYOVAC CORPORATION
            (Exact name of registrant as specified in its charter)

             Wisconsin                                     22-2423556
(State or other jurisdiction of                         (I.R.S. Employer
 incorporation or organization)                         Identification No.)

                               601 Rayovac Drive
                         Madison, Wisconsin 53711-2497
                                 (608) 275-3340
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------

                            JAMES A. BRODERICK, ESQ.
                       Vice President and General Counsel
                              Rayovac Corporation
                               601 Rayovac Drive
                         Madison, Wisconsin 53711-2497
                                 (608) 275-3340
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                ---------------

                          Copies of Communications to:

           LOUIS A. GOODMAN, ESQ.                    VALERIE FORD JACOB, ESQ.
Skadden, Arps, Slate, Meagher & Flom LLP     Fried, Frank, Harris, Shriver & Jacobson
               One Beacon Street                        One New York Plaza
         Boston, Massachusetts 02108                 New York, New York 10004
                  (617) 573-4800                          (212) 859-8000

                                ---------------

        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                                             -------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                          -------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                                                 CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------
                                                             Proposed
         Title of Each Class of           Amount to Be   Maximum Offering   Proposed Maximum Aggregate        Amount of
       Securities to Be Registered         Registered     Price per Unit         Offering Price(1)       Registration Fee(2)
---------------------------------------- -------------- ------------------ ---------------------------- --------------------
Common Stock, par value $.01 per share     7,475,000         $ 23.13               $172,896,750                $51,005
----------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended, and includes shares of Common Stock that may be purchased by the Underwriters pursuant to an over-allotment option.
(2) Calculated based upon the average of the high and low prices reported on the New York Stock Exchange for March 31, 1998, in accordance with Rule 457(c) under the Securities Act of 1933, as amended.

                                ---------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                               EXPLANATORY NOTE

     This Registration Statement contains two separate prospectuses. The first prospectus relates to a public offering of shares of common stock of Rayovac Corporation (the "Company"), par value $.01 per share (the "Common Stock"), in the United States and Canada (the "U.S. Offering"). The second prospectus relates to a concurrent offering of Common Stock outside the United States and Canada (the "International Offering," and together with the U.S. Offering, the "Offerings"). The prospectuses for the U.S. Offering and the International Offering will be identical in all respects, other than the front cover page, the "Underwriting" section and the back cover page. Such alternate pages for the International Offering appear in this Registration Statement immediately following the complete prospectus for the U.S. Offering.

                              SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED APRIL 2, 1998


[RED HERRING]
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. [/RED HERRING]


PROSPECTUS

                                6,500,000 Shares

                                   RAYOVAC(R)

                                 Common Stock

                               ----------------

     All of the 6,500,000 shares of Common Stock of Rayovac Corporation ("Rayovac" or the "Company") offered hereby are being sold by certain shareholders (the "Selling Shareholders") of the Company. See "Principal and Selling Shareholders." The Company is not selling any shares of Common Stock in this Offering and will not receive any of the proceeds from the sale of shares of Common Stock offered hereby.

     Of the 6,500,000 shares of Common Stock offered hereby, 5,200,000 shares are being offered for sale initially in the United States and Canada by the U.S. Underwriters and 1,300,000 shares are being offered for sale initially in a concurrent offering outside the United States and Canada by the International Managers. The initial public offering price and the underwriting discount per share will be identical for both Offerings. See "Underwriting."

     The Common Stock is listed on the New York Stock Exchange under the symbol "ROV." On March 31, 1998, the last sale price of the Common Stock as reported on the New York Stock Exchange was $23-9/16 per share. See "Price Range of Common Stock and Dividend Policy."

     See "Risk Factors" beginning on page 11 for a discussion of certain factors that should be considered by prospective purchasers of the Common Stock offered hereby.
                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
             UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
                                                             Proceeds to
                                 Price to   Underwriting       Selling
                                  Public    Discount (1)   Shareholders (2)
                                ---------- -------------- -----------------
Per Share.....................       $          $              $
------------------------------- ---------- -------------- -----------------
Total(3) ...................... $          $              $
--------------------------------------------------------------------------------
(1) The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $800,000.
(3) The Selling Shareholders have granted the U.S. Underwriters and the International Managers options to purchase up to an additional 780,000 shares and 195,000 shares of Common Stock, respectively, in each case exercisable within 30 days after the date hereof, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to the Selling
    Shareholders will be $       , $        and $       , respectively. See
    "Underwriting."

                               ----------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York,
New York on or about         , 1998.

                               ----------------
Merrill Lynch & Co.

         Bear, Stearns & Co. Inc.
                           Donaldson, Lufkin & Jenrette
                              Securities Corporation
                                                            Salomon Smith Barney
                               ----------------

                  The date of this Prospectus is      , 1998.

                              [Inside Front Cover]

[RAYOVAC Logo](R)

[Picture of Five Rayovac                              [Picture of Michael Jordan
Maximum Alkaline Battery                              holding a Rayovac Maximum
Packs on Gray Background]                             Alkaline Battery Pack]











[Picture of Six Rayovac        [Picture of Rayovac     [Picture of Arnold Palmer
Rechargeable Battery           Battery Store Display   Advertisement for Rayovac
Products on Gray Background]   on Gray Background]     Hearing Aid Batteries]








                               ----------------

     RAYOVAC[RegTM], RENEWAL[RegTM], LOUD'N CLEAR[RegTM], POWER STATION[RegTM], PROLINE[RegTM], WORKHORSE[RegTM], ROUGHNECK[RegTM] and SMART PACK[RegTM] are registered trademarks of the Company. MAXIMUM[TM], LIFEX[TM] and SMART[TM] STRIP are trademarks of the Company. All other trademarks or tradenames referred to in this Prospectus are the property of their respective owners.

     Certain persons participating in the Offerings may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Such transactions may include stabilizing and the purchase of Common Stock to cover syndicate short positions. For a description of these activities, see "Underwriting."

                              PROSPECTUS SUMMARY

     The following summary information is qualified in its entirety by reference to the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment options have not been exercised. Upon consummation of the Recapitalization (as defined herein) on September 12, 1996, the Company changed its fiscal year end from June 30 to September 30. For clarity of presentation and comparison, references to fiscal 1995 and fiscal 1996 are to the Company's fiscal years ended June 30, 1995 and June 30, 1996, respectively, references to the "Transition Period ended September 30, 1996" and the "Transition Period" are to the period from July 1, 1996 to September 30, 1996 and references to fiscal 1997 are to the Company's fiscal year ended September 30, 1997.


                                  The Company

     The Company is the leading value brand and the third largest domestic manufacturer of general batteries, and is the leading worldwide manufacturer of hearing aid batteries. The Company is also the leading domestic manufacturer of rechargeable household batteries and certain other specialty batteries, including lantern batteries. In addition, the Company is a leading marketer of heavy duty batteries and battery-powered lighting products and also markets rechargeable batteries for cellular phones and video camcorders. Originally introduced in 1921, the Rayovac brand is a well recognized name in the battery industry. The Company attributes the longevity and strength of its brand name to its high-quality products and to the success of its marketing and merchandising initiatives.

     The Company has established its position as the leading value brand in the U.S. general alkaline battery market by focusing on the mass merchandiser channel. The Company achieved this position by (i) offering batteries with quality and performance substantially equivalent to batteries offered by its principal competitors at a lower price, (ii) emphasizing innovative in-store merchandising programs, and (iii) offering retailers attractive margins. The Company has established its position as the leader in various specialty battery niche markets through (i) continuous technological advances, (ii) creative distribution and marketing, and (iii) strong relationships with industry professionals and manufacturers. The Company sells and distributes its products in several channels, including mass merchandisers and warehouse clubs; food, drug and convenience stores; electronics specialty stores and department stores; hardware and automotive centers; specialty retailers; hearing aid professionals; and industrial and government/OEM. The Company markets all of its branded products under the Rayovac[RegTM] name and selected products under sub-brand names such as MAXIMUM[TM], Renewal[RegTM], Loud'n Clear[RegTM], ProLine[RegTM], Lifex[TM], Power Station[RegTM], Workhorse[RegTM], and Roughneck[RegTM].


Business Strategy
     In September 1996, pursuant to the Recapitalization, affiliates of Thomas
H. Lee Company acquired beneficial ownership of approximately 80% of the outstanding Common Stock of Rayovac. David A. Jones was hired as Chief Executive Officer of the Company to implement a new business strategy focused on (i) reinvigorating the Rayovac brand name by raising consumer brand awareness through, among other things, focused marketing and advertising, (ii) growing Rayovac's market share by expanding distribution into new channels, increasing sales to under-penetrated channels and customers, launching new products, and selectively pursuing acquisitions and alliances, (iii) reducing costs by rationalizing manufacturing and distribution, better utilizing existing plant capacity, outsourcing products where appropriate, reducing working capital, and downsizing corporate overhead, and (iv) improving employee productivity by increasing training and education, upgrading information systems and implementing a pay-for-performance culture.

     To implement its new strategy, the Company has undergone a significant transformation since the Recapitalization.

     Strengthened Senior Management Team. In addition to Mr. Jones, experienced senior managers have been recruited to fill key positions: Kent J. Hussey, Executive Vice President of Finance and Administration and Chief Financial Officer; Merrell M. Tomlin, Senior Vice President of Sales; Stephen P. Shanesy, Senior Vice President of Marketing and General Manager of General Batteries and Lights; and Randall J. Steward, Senior Vice President of Corporate Development. The new senior managers have over 75 years of collective experience in the consumer products industry. In addition, the current management team includes several key members who served the Company prior to the Recapitalization, providing continuity and retaining significant battery industry expertise. After giving effect to the Offerings, the nine executive officers of the Company will beneficially own 9.7% of the outstanding Common Stock (without giving effect to the Underwriters' over-allotment options) on a fully diluted basis.


     Restructured Operations. In March 1998, the Company announced restructuring plans for its domestic and international operations designed to maximize production and capacity efficiencies, reduce fixed costs, upgrade existing technology and equipment, and improve customer service. Major elements of the restructuring include (i) consolidating the Company's packaging operations, (ii) outsourcing manufacturing of heavy duty batteries, and (iii) closing certain of the Company's existing manufacturing, packaging and distribution facilities. The Company will record a charge of $7.5 million in the second quarter of the current fiscal year in connection with the restructuring program and expects to record an additional $2.0 million of costs in subsequent periods. The Company currently anticipates annual aggregate cost savings of the restructuring program, after full implementation (currently expected in early 1999), to be approximately $5.0 million. The restructuring is in addition to prior actions taken by the Company following the Recapitalization to rationalize manufacturing and other costs, which the Company estimates have an annual aggregate cost savings of approximately $8.6 million. The Company believes that its current manufacturing capacity remains sufficient to meet its production requirements for the foreseeable future.

     Reorganized Sales, Marketing and Administration by Distribution
Channel. Rayovac has realigned its marketing department, sales organization, supply chain and support functions to better serve the diverse customer needs within major distribution channels. Customer-focused teams are now organized to serve the following distribution channels: mass merchandisers and warehouse clubs; food, drug and convenience stores; electronics specialty stores and department stores; hardware and automotive centers; specialty retailers; hearing aid professionals; and industrial and government/OEM. The Company believes that sales to under-penetrated channels should increase as the dedicated teams focus on implementing channel-specific marketing strategies, sales promotions and customer service initiatives.

     Launched New Sales and Marketing Programs. Rayovac has developed and continues to implement broad new marketing initiatives designed to reinvigorate the Rayovac brand name. Major steps completed to date include (i) selecting Young & Rubicam as the Company's new advertising agency and developing its first major national advertising campaign for its full line of general batteries, (ii) launching a new and improved alkaline product line under the MAXIMUM[TM] sub-brand, (iii) redesigning all product graphics and packaging to convey a high-quality image and emphasize the Rayovac brand name, (iv) extending the Company's existing contract with Michael Jordan to include his representation for all Rayovac products, and (v) restructuring the Company's sales representative network along distribution channels.

     Reorganized Information Systems. The Company has completed an initial overhaul of its information systems by (i) hiring an experienced Chief Information Officer, (ii) outsourcing mainframe computer operations, (iii) completing an enterprise software system analysis, and (iv) retaining outside consultants to upgrade its data processing and telecommunications infrastructure. The Company has purchased from SAP and begun implementing an enterprise-wide, integrated information system to upgrade its business operations, the majority of which is expected to be substantially completed by mid-1999. When fully implemented, this system, along with efforts by the Company's internal project team, is expected to reduce cycle times, lower manufacturing and administrative costs, improve both asset and employee productivity and substantially address the Year 2000 issue.

Growth Strategy
     Rayovac believes it has significant growth opportunities in its businesses and has developed strategies to increase sales, profits and market share. Key elements of the Company's growth strategy are as follows:

     Reinvigorate the Rayovac Brand Name. The Company is committed to reinvigorating the Rayovac brand name after many years of underdevelopment. The brand, originally introduced in 1921, has wide recognition in all markets where the Company competes, but has lower awareness than the more highly advertised Duracell and Energizer brands. The Company has initiated an integrated advertising campaign using significantly higher levels of TV and print media. In 1997, the Company launched a reformulated alkaline battery, Rayovac MAXIMUM[TM], supported by new graphics, new packaging, a new advertising campaign, and aggressive introductory retail promotions. The Company's marketing and advertising initiatives are designed to increase awareness of the Rayovac brand and to increase retail sales by heightening customers' perceptions of the quality, performance and value of Rayovac products.

     Leverage Value Brand Position. Rayovac believes it has a unique position in the general battery market as the value brand in an industry in which the leading three brands (Duracell, Energizer and Rayovac) account for approximately 90% of sales. The Company's strategy is to provide products of quality and performance equal to its major competitors in the general battery market at a lower price to appeal to a large segment of the population desiring a value brand. To demonstrate its value positioning, Rayovac offers comparable battery packages at a lower price or, in some cases, more batteries for the same price.

     Expand Retail Distribution. Historically the Company had focused its sales and marketing efforts on the mass merchandiser channel which accounted for 44% of industry sales growth in the domestic alkaline battery market on a unit basis over the past five years and has achieved a 19% unit share. The Company believes its value brand positioned products and innovative merchandising programs also make it an attractive supplier to other retail channels, which represent a market of $1.7 billion or 69% of the general battery market. The Company has reorganized its marketing, sales, and sales representative organizations by channel in order to grow market share by (i) gaining new customers, (ii) penetrating existing customers with a larger assortment of products, (iii) offering a selection of products with high sell-through, and
(iv) utilizing more aggressive and channel specific promotional programs. The Company believes that these initiatives have resulted in significant success over the past fiscal year in gaining access to new accounts and expanding product offerings to existing accounts and the Company intends to continue to pursue these strategies.

     Further Capitalize on Worldwide Leadership in Hearing Aid Batteries. The Company seeks to increase its 52% worldwide market share in the hearing aid battery segment, as it has done consistently for the past 10 years, by leveraging its leading technology and dedicated sales and marketing organizations. Rayovac is the only hearing aid battery manufacturer to advertise its products and plans to continue to utilize Arnold Palmer as its spokesperson in its print media campaign. Rayovac also markets large multi-packs of hearing aid batteries which have rapidly gained consumer favor. In November 1997, the Company acquired Brisco GmbH in Germany and Brisco B.V. in Holland (collectively, "Brisco"). Brisco packages and distributes hearing aid batteries in customized packaging to hearing health care professionals in Germany and Holland as well as other European countries. The Company believes that the Brisco acquisition will enable the Company to further penetrate European markets for hearing aid batteries.

     Develop New Markets. The Company intends to expand its business into new markets for batteries and related products both domestically and internationally by developing new products internally or selective acquisitions. These acquisitions may focus on expansion into new technologies, product lines or geographic markets and may be of significant size. In March 1998, the Company acquired the retail portion of the business of Direct Power Plus of New York (the business acquired being referred to herein as "DPP"), a full line marketer of rechargeable batteries and accessories for cellular phones and video camcorders. In conjunction with the acquisition of DPP, the Company has announced the launch of a new line of rechargeable batteries for cordless telephones. The Company may also pursue joint ventures or other strategic marketing opportunities where appropriate to expand its markets or product offerings. See "Risk Factors--Risks Associated with Future Acquisitions."

     Introduce New Niche Products. The Company has developed leading positions in several important niche markets, including those for lantern batteries and lithium coin cells. The Company intends to continue selectively pursuing opportunities to exploit under-served niche markets and to enter high-growth specialty battery markets. In 1997, the Company entered the market for photo and keyless entry batteries and recently introduced a line of products to serve the medical instrument and health services markets. In the lighting products segment, where market share is driven by new product introductions, the Company is introducing a number of attractively designed new products over the next twelve months and intends to bring new products to the market in the future on a six-month cycle.

     Reposition the Renewal Rechargeable Alkaline Battery. The Company's Renewal rechargeable battery is the only rechargeable alkaline battery in the U.S. market, commanding a 68% market share of the rechargeable household battery market through mass merchandisers, food and drug stores for the 52 weeks ended February 14, 1998. Since the Recapitalization, the Company has lowered the price of Renewal rechargers by 33% to encourage consumers to purchase the system and promoted Renewal's money-saving benefits. Renewal batteries present a value proposition to consumers because Renewal batteries can be recharged over 25 times, providing 10 times the energy of disposable alkaline batteries at only twice the retail price. In addition, alkaline rechargeables are superior to nickel cadmium rechargeables (the primary competing technology) because they provide more energy between charges, are sold fully charged, retain their charge longer and are environmentally safer. The Company has focused sales efforts for this product on distribution channels which the Company believes to be more suited for this product, such as electronics specialty stores, and has recently begun shipments to Radio Shack.


Recent Developments
     Restructuring of Domestic and International Operations. In March 1998, the Company announced restructuring plans for its domestic and international operations designed to maximize production and capacity efficiencies, reduce fixed costs, upgrade existing technology and equipment and improve customer service. Major elements of the restructuring include (i) consolidating the Company's packaging operations at its Madison, Wisconsin plant, (ii) outsourcing the manufacture of heavy duty batteries, (iii) closing the Company's Appleton, Wisconsin plant and relocating the affected manufacturing operations for lithium batteries to the Company's Portage, Wisconsin facility, and (iv) closing the Company's Newton Aycliffe, United Kingdom packaging and distribution facility. The Company will record a charge of $7.5 million in the second quarter of the current fiscal year in connection with the restructuring program and expects to record an additional $2.0 million of costs in subsequent periods. The Company anticipates annual aggregate cost savings of the restructuring program, after full implementation (currently expected in early 1999), to be approximately $5.0 million.

     Sale of Idled Facility. In March 1998, the Company sold its Kinston, North Carolina facility and will record a gain of $2.5 million in the quarter.

     Acquisitions. In November 1997, the Company acquired Brisco which packages and distributes hearing aid batteries in customized packaging to hearing health care professionals in Germany, Holland and several other European countries. Brisco had sales of $4.5 million in calendar year 1997. In March 1998, the Company acquired DPP, a full line marketer of rechargeable batteries and accessories for cellular phones and video camcorders, with retail sales of $14 million in calendar year 1997. Also in March 1998, the Company acquired the hearing aid battery distribution portion of Best Labs, a St. Petersburg, Florida distributor of hearing aid batteries and a manufacturer of hearing instruments. The battery distribution portion of Best Labs had net sales of $2.6 million in 1997.

     Amended Credit Agreement. On December 30, 1997, the Company entered into an Amended and Restated Credit Agreement (the "Amended Credit Agreement") which includes a five-year reducing revolver facility of $90 million (the "Revolver Facility"), and a five-year amortizing acquisition facility of $70 million (the "Acquisition Facility"). The Revolver Facility is reduced by $10.0, $15.0 and $15.0 million, respectively, on December 31, 1999, 2000 and 2001, and expires on December 31, 2002. The Acquisition Facility provides up to $70.0 million in loans for qualifying acquisitions during a one-year commitment period expiring December 31, 1998. Debt obtained under the Acquisition Facility is subject to quarterly amortization commencing March 31, 1999 through December 31, 2002. As of March 28, 1998, $56.1 million was outstanding on the Revolver Facility, with approximately $5.8 million utilized for outstanding letters of credit, and $4.2 million was outstanding under the Acquisition Facility. As of December 30, 1997, all of the Company's senior term debt was replaced by revolver debt under the Revolver Facility. See "Description of Certain Indebtedness."

     Extension of Technology Agreement; New Manufacturing Line. In March 1998, the Company announced the extension of its existing alkaline battery technology agreement with Matsushita Battery Industrial Co. of Japan ("Matsushita"), pursuant to which the Company is entitled to license Matsushita's highly advanced designs, technology and manufacturing equipment, including all developments and innovations thereto, through 2003. Thereafter, the Company is entitled to license such technology existing as of such date through 2023. The Company has also agreed to purchase from Matsushita a new high speed alkaline battery manufacturing production line for its Fennimore, Wisconsin plant and to source certain finished products, battery parts and material from Matsushita to continue to supplement the Company's existing domestic production capacity. This new high speed manufacturing line is anticipated to increase capacity for production of AA size batteries by up to 50%.


                                 The Offerings

     The offering of 5,200,000 shares of the Company's Common Stock in the United States and Canada (the "U.S. Offering") and the offering of 1,300,000 shares of the Common Stock outside the United States and Canada (the "International Offering") are collectively referred to herein as the "Offerings."


Common Stock offered by the Selling
 Shareholders ..........................  6,500,000 shares
Common Stock to be outstanding after the
 Offerings(1) ..........................  27,439,238 shares
Use of proceeds ........................  The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders.
New York Stock Exchange symbol .........  "ROV"

----------------
(1) Excludes 5,261,127 shares of Common Stock reserved for sale or issuance under the Company's employee benefit plans, of which options to purchase 2,236,127 shares have been granted and 3,025,000 shares remain available for issuance or sale.

                             Industry Market Data

     External market information in this Prospectus is provided by the Company, based on data licensed from A.C. Nielsen. The two primary sources of market data are Nielsen Scanner Data (obtained from checkout scanners in selected food stores, drug stores and mass merchandisers) and Nielsen Consumer Panel Data (obtained from a group of representative households selected by A.C. Nielsen equipped with in-home scanners). Except as set forth below, specific market share references are based on Nielsen Scanner Data. Specific hearing aid battery market share references are obtained from Nielsen Scanner Data, as supplemented by National Family Opinion Purchase Diary Data. Information regarding the size (in terms of both dollars and unit sales) of the total U.S. retail battery market is based upon Nielsen Scanner Data, as supplemented by Nielsen Consumer Panel Data. The Company has derived worldwide hearing aid market share data and specialty battery market share data based on data from the above noted sources, together with information relating to the Company's sales of hearing aid batteries in Europe, the Company's estimates of manufacturers' production levels of hearing aid products or other devices which utilize specialty batteries and market price data.

     Other industry data used throughout this Prospectus has been obtained from a variety of industry surveys (including surveys forming a part of primary research studies conducted by the Company) and publications but has not been independently verified by the Company. The Company believes that information contained in such surveys and publications has been obtained from reliable sources, but there can be no assurance as to the accuracy and completeness of such information.

     Unless otherwise indicated, all market share estimates are Company estimates based on the foregoing, are for the U.S. market and reflect units sold.


                                 Risk Factors

     Purchasers of Common Stock in the Offerings should carefully consider the risk factors set forth under the caption "Risk Factors" and the other information included in this Prospectus prior to making an investment decision. See "Risk Factors."


                          Forward-Looking Statements

     This Prospectus contains certain forward-looking statements relating to, among other things, future results of operations, growth plans, sales, capital requirements and general industry and business conditions applicable to the Company. These forward-looking statements are based largely on the Company's current expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from those implied by these forward-looking statements. Important factors to consider in evaluating such forward-looking statements include changes in external competitive market factors, changes in the Company's business strategy or an inability to execute its strategy due to unanticipated changes in the Company's industry or the economy in general and various competitive factors that may prevent the Company from competing successfully in existing or new markets. In light of these risks and uncertainties, many of which are described in further detail under the caption "Risk Factors," there can be no assurance that the forward-looking statements contained in this Prospectus will in fact be realized.

                             ---------------------
     Established in 1906, the Company is a Wisconsin corporation with its principal executive offices at 601 Rayovac Drive, Madison, Wisconsin, 53711-2497. The Company's telephone number is (608) 275-3340.

                            SUMMARY FINANCIAL DATA

     The following summary historical financial data as of and for the two fiscal years ended June 30, 1996, the Transition Period ended September 30, 1996 and the fiscal year ended September 30, 1997 is derived from the audited consolidated financial statements of the Company, together with the notes thereto, included elsewhere in this Prospectus. The summary historical financial data as of and for the three months ended December 28, 1996 and December 27, 1997 and the twelve months ended September 30, 1996 is derived from the unaudited condensed consolidated financial statements of the Company and, in the opinion of management, includes all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of financial position and results of operations as of the date and for the period indicated which are not included herein. The summary historical financial data of the Company as of and for the two fiscal years ended June 30, 1993 and June 30, 1994 is derived from audited consolidated financial statements of the Company which are not included herein. The following summary financial data should be read in conjunction with the Company's consolidated financial statements and the related notes thereto and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

     This financial data, as well as all other financial data set forth herein, gives effect to the reclassification by the Company of certain promotional expenses, previously reported as a reduction of net sales, to selling expense, which policy was adopted as of September 30, 1997. The amounts which have been reclassified are $19.0 million, $17.5 million, $24.2 million, and $24.0 million for the fiscal years ended June 30, 1993, 1994, 1995, and 1996, respectively, $6.9 million for the Transition Period ended September 30, 1996, $24.1 million for the twelve months ended September 30, 1996, and $11.9 million for the three months ended December 28, 1996. The Company believes that this reclassification is consistent with the method used by other consumer products companies.



                                                                      Transition      Twelve        Fiscal          Three Months
                                       Fiscal Year Ended June 30,       Period        Months         Year              Ended
                               -------------------------------------     Ended         Ended        Ended     ----------------------
                                                                       September     September    September    December    December
                                 1993       1994      1995     1996    30, 1996      30, 1996      30, 1997    28, 1996    27, 1997
                               --------- ---------- ------- -------- ----------- -------------- -----------   ---------- -----------
                                                                                  (In millions)
Statement of Operations
 Data:                                                                                                         $  141.9   $  150.0
 Net sales ...................  $372.4    $ 403.7    $415.2  $ 423.4   $ 101.9      $  417.9     $  432.6          62.9       72.6
 Gross Profit ................   171.0      168.8     178.1    184.0      42.6         180.0        198.0
 Income from operations
   before non-recurring                                                                                            14.7       17.4
   charges (1) ...............    31.2       21.9      31.5     30.3       4.7          27.0         37.5
 Income (loss) from
   operations                                                                                                      11.7       18.6
   (2)(3)(4)(5) ..............    31.2       10.9      31.5     30.3    ( 23.7)       (  1.4)        34.5           8.0        5.0
 Interest expense ............     6.0        7.7       8.6      8.4       4.4          10.5         24.5           2.4        6.6
 Net income (loss)(6) ........    15.0        4.4      16.4     14.3    ( 20.9)       ( 10.2)         6.2
Other Financial Data:                                                                                          $    3.1   $    2.8
 Depreciation ................  $  7.4    $  10.3    $ 11.0  $  11.9   $   3.3      $   12.1     $   11.3           1.1        1.8
 Capital expenditures(7) .....    30.3       12.5      16.9      6.6       1.2           8.4         10.9
 Cash flows from operating                                                                                         20.5        1.7
   activities ................    15.8     ( 18.7)     35.5     17.8    (  1.1)         26.0         35.7          14.8       21.4
 EBITDA(8) ...................    39.3       21.2      41.3     42.2    ( 20.4)         10.7         45.8


                                                                                                                  December 27, 1997
                                                                                                                    (in millions)
                                                                                                                  ------------------
Balance Sheet Data:
Working capital .................................................................................................      $  76.5
Total assets ....................................................................................................        267.7
Total debt ......................................................................................................        138.8
Shareholders' equity ............................................................................................         14.3

                                                   (footnotes on following page)

----------------
(1) Income (loss) from operations includes expenses incurred during the Fennimore Expansion (as defined herein) and the Recapitalization and other special charges in fiscal 1994, the Transition Period ended September 30, 1996, the fiscal year ended September 30, 1997 and the three months ended December 28, 1996 and December 27, 1997. Income from operations before these non-recurring charges was as follows:



                                                                          Transition     Twelve      Fiscal       Three Months
                                         Fiscal Year Ended June 30,         Period       Months       Year           Ended
                                   -------------------------------------     Ended       Ended       Ended    ---------------------
                                                                           September   September   September   December   December
                                    1993     1994     1995       1996      30, 1996     30, 1996    30, 1997   28, 1996   27, 1997
                                   ------- -------- --------- ---------- ------------ ----------- ----------  ---------- ---------
                                                                         (In millions)
Income (loss) from operations .... $ 31.2   $ 10.9   $ 31.5     $ 30.3     $ (23.7)    $  (1.4)     $  34.5    $  11.7    $  18.6
Fennimore Expansion ..............     --      9.5       --         --          --          --           --         --         --
Recapitalization and other
 special charges (income) ........     --      1.5       --         --        28.4        28.4          3.0        3.0      ( 1.2)
                                   ------   ------   ------     ------     -------     -------      -------    -------    -------
Income from operations before
 non-recurring charges ........... $ 31.2   $ 21.9   $ 31.5     $ 30.3     $   4.7     $  27.0      $  37.5    $  14.7    $  17.4
                                   ======   ======    ======     ======     =======     =======      =======   =======    =======

(2) Income from operations in fiscal 1994 was impacted by increased selling expenses due to higher advertising and promotion expenses related to the Renewal Introduction (as defined herein). In addition, income from operations was impacted by non-recurring costs of $9.5 million in connection with the Fennimore Expansion, including $8.4 million of increased cost of goods sold and $1.1 million of increased general and administrative expenses, and other special charges of approximately $1.5 million related to a plan to reduce the Company's cost structure and to improve productivity through an approximate 2.5% reduction in headcount on a worldwide basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Introduction."
(3) During the Transition Period, the Company recorded charges of $12.3 million directly related to the Recapitalization and other special charges of $16.1 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(4) In the fiscal year ended September 30, 1997, the Company recorded other special charges of $5.9 million offset by a special credit of $2.9 million which was related to the curtailment of the Company's defined benefit pension plan covering all domestic non-union employees. The special charges related to organizational restructuring in the United States, the discontinuation of certain manufacturing operations at the Company's
    Newton Aycliffe, United Kingdom facility and the discontinuation of operations at the Company's facility in Kinston, North Carolina.
(5) In the three months ended December 27, 1997, the Company recorded additional income of $1.2 million in connection with the buyout of deferred compensation agreements with certain former employees.
(6) The Recapitalization of the Company included repayment of certain outstanding indebtedness, including prepayment fees and penalties. Such prepayment fees and penalties of $2.4 million, net of income tax benefit of $0.8 million, has been recorded as an extraordinary item in the Combined Consolidated Statement of Operations for the Transition Period and the twelve months ended September 30, 1996. In the three months ended December 27, 1997, the Company recorded extraordinary expense of $2.0 million net of income taxes for the premium on the repurchase or redemption of the Notes from the proceeds of the IPO.
(7) From fiscal 1993 through fiscal 1995 the Company invested an aggregate of $32.7 million in connection with the Fennimore Expansion, including $19.7 million incurred in fiscal 1993. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Introduction."
(8) EBITDA represents income from operations plus depreciation and amortization (excluding amortization of debt issuance costs) and reflects an adjustment of income from operations to eliminate the establishment and subsequent reversal of two reserves ($0.7 million established in fiscal 1993 and reversed in fiscal 1995, and $0.5 million established in fiscal 1992 and reversed in fiscal 1995). The Company believes that EBITDA and related measures are commonly used by certain investors and analysts to analyze and compare, and provide useful information regarding, the Company's ability to service its indebtedness. However, the following factors should be considered in evaluating such measures: EBITDA and related measures (i) should not be considered in isolation, (ii) are not measures of performance calculated in accordance with generally accepted accounting principles ("GAAP"), (iii) should not be construed as alternatives or substitutes for income from operations, net income or cash flows from operating activities in analyzing the Company's operating performance, financial position or cash flows (in each case, as determined in accordance with GAAP) and (iv) should not be used as indicators of the Company's operating performance or measures of its liquidity.
    Additionally, because all companies do not calculate EBITDA and related measures in a uniform fashion, the calculations presented in this Prospectus may not be comparable to other similarly titled measures of other companies.


    EBITDA includes expenses incurred during the Fennimore Expansion (as defined herein) and the Recapitalization and other special charges in fiscal 1994, the Transition Period ended September 30, 1996, the fiscal year ended September 30, 1997 and the three months ended December 28, 1996 and December 27, 1997. EBITDA before these non-recurring charges was as follows:



                                                                      Transition     Twelve      Fiscal         Three Months
                                      Fiscal Year Ended June 30,        Period       Months       Year             Ended
                                ------------------------------------     Ended       Ended       Ended     ---------------------
                                                                       September   September   September    December   December
                                 1993      1994     1995     1996      30, 1996     30, 1996    30, 1997    28, 1996   27, 1997
                                -------  -------- -------- ---------- ------------ ----------- ----------   ---------- ---------
                                                                           (In millions)
EBITDA ........................ $ 39.3   $  21.2   $ 41.3   $ 42.2     $ (20.4)     $  10.7     $  45.8     $  14.8    $  21.4
Fennimore Expansion ...........     --       9.5       --       --          --           --          --          --         --
Recapitalization and other
 special charges (income) .....     --       1.5       --       --        28.4         28.4         3.0         3.0      ( 1.2)
                                ------   -------   ------   ------     -------      -------     -------     -------    -------
EBITDA before non-recurring
 charges ...................... $ 39.3   $  32.2   $ 41.3   $ 42.2     $   8.0      $  39.1     $  48.5     $  17.8    $  20.2
                                ======   =======   ======   ======     =======      =======     =======     =======    =======

                                 RISK FACTORS


     Prospective investors should carefully consider all of the information set forth in this Prospectus, including the risk factors set forth below.


Competition
     The industries in which the Company participates are very competitive. Competition is based upon brand name recognition, perceived quality, price, performance, product packaging and product innovation, as well as creative marketing, promotion and distribution strategies. In the U.S. battery industry, the Company competes primarily with two well established companies, Duracell International Inc. ("Duracell"), a subsidiary of The Gillette Company, and Eveready Battery Company, Inc., a subsidiary of Ralston Purina Company and producer of Energizer brand batteries ("Energizer"), each of which has substantially greater financial and other resources and greater overall market share than the Company. In addition, the Company believes that Duracell and Energizer may have lower costs of production and higher profit margins in certain key product lines than the Company. The Company competes with these competitors for the limited shelf space that retailers allot to battery products and for the promotional efforts of such retailers.

     In February 1998, Duracell announced the introduction of a new line of alkaline batteries under the name Duracell Ultra in the AA and AAA size category which is being marketed as providing increased performance in certain high-tech devices, including cellular phones, digital cameras and palm-sized computers. Duracell has indicated that this new line of alkaline battery will begin shipping to retailers in May 1998. There can be no assurance that there will not be a reduction in purchases of the Company's products by consumers or certain key customers of the Company as a result of competition from this new alkaline battery line, which could have a material adverse effect on the Company's business, financial condition or results of operations.

     Although foreign battery manufacturers historically have not been successful in penetrating the U.S. retail market to any significant extent, they have, from time to time, attempted to establish a significant presence in the U.S. battery market. There can be no assurance that these attempts will not be successful in the future or that the Company will be able to compete effectively with current or prospective participants in the U.S. battery industry. In addition, the battery-powered lighting device industry is highly competitive and includes a greater number of competitors than the U.S. battery industry, some of which have greater financial and other resources than the Company. See "Business--Competition."


Dependence on Key Customers
     Wal-Mart Stores, Inc. ("Wal-Mart"), the Company's largest retailer customer, accounted for 20% of the Company's net sales in fiscal 1997. In addition, the Company's three largest retailer customers, including Wal-Mart, together accounted for 29% of the Company's net sales in fiscal 1997. The Company does not have long-term agreements with any of its major customers, and sales are generally made to them through the use of individual purchase orders, consistent with industry practice. There can be no assurance that there will not be a significant reduction in purchases by any of the Company's three largest retailer customers, which could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business--Sales and Distribution."


Risks Associated with Future Acquisitions
     An element of the Company's growth strategy is to pursue increased market penetration through strategic acquisitions, which could be of significant size and involve either domestic or international parties. The diversion of management attention required by the acquisition and integration of a separate organization, including integration of information systems, as well as other difficulties which may be encountered in the transition and integration process, including but not limited to the integration of Brisco, DPP and Best Labs, could have a material adverse effect on the revenue and operating results of the Company. There can be no assurance that the Company will identify suitable acquisition candidates, that acquisitions will be consummated on acceptable terms or that the Company will be able to successfully integrate the operations of any acquisition. In addition, the Company may incur additional indebtedness in connection with acquisitions, which might not be available on terms as favorable to the Company as current terms and which would increase the leveraged position of the Company. See "--Substantial Leverage." Further, acquisitions utilizing equity may be dilutive to shareholders.

Environmental Matters
     The Company's facilities are subject to a broad range of federal, state, local and foreign laws and regulations relating to the environment, including those governing discharges to the air and water and land, the handling and disposal of solid and hazardous substances and wastes and the remediation of contamination associated with releases of hazardous substances at Company facilities and at off-site disposal locations. Risk of environmental liability is inherent in the Company's business, however, and there can be no assurance that material environmental costs will not arise in the future. In particular, the Company might incur capital and other costs to comply with increasingly stringent environmental laws and enforcement policies. Based on currently available information, the Company believes that it is substantially in compliance with applicable environmental regulations at its facilities, although no assurance can be provided with respect to such compliance in the future.

     The Company has been identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") or similar state laws with respect to the past disposal of waste. Such laws may impose liability on certain statutory classes of persons that are considered jointly and severally liable for the costs of investigation and remediation of contaminated properties, regardless of fault or the legality of the original disposal. These persons include the present or former owner or operator of a facility and companies that generated, disposed or arranged for the disposal of hazardous substances found at the facility. The Company may be named as a PRP at additional sites in the future, and the costs associated with such additional or existing sites may be material. In addition, certain of the Company's battery manufacturing facilities have been in operation for decades and, over such time, the Company and other prior operators of such facilities have generated and disposed of wastes such as manganese, cadmium and mercury which are or may be considered hazardous. The Company has not conducted invasive testing to identify all potential risks, and given the age of the Company's facilities and the nature of the Company's operations, there can be no assurance that material liabilities will not arise in the future in connection with its current or former facilities. The discovery of previously unknown contamination of property underlying or in the vicinity of the Company's manufacturing facilities could require the Company to incur material unforeseen expenses. Occurrences of any such events may have a material adverse effect on the Company's financial condition.

     In addition, the Company has been notified that its former manganese processing facility in Covington, Tennessee is being evaluated by the Tennessee Department of Environment and Conservation ("TDEC") for a determination as to whether the facility should be added to the National Priorities List as a Superfund site. Groundwater monitoring at the site conducted pursuant to the post-closure maintenance of solid waste lagoons on site, and recent groundwater testing beneath former process areas on site, indicate that there are elevated levels of certain inorganic contaminants, particularly (but not exclusively) manganese, in the groundwater underneath the site. The Company cannot predict the outcome of TDEC's investigation of the site. See "Business--Environmental Matters."

     The Company has been and is subject to several proceedings related to its disposal of industrial and hazardous material at off-site disposal locations under CERCLA or analogous state laws that hold persons who "arranged for" the disposal or treatment of such substances strictly liable for the costs incurred in responding to the release or threatened release of hazardous substances from such sites. Except for the Velsicol Chemical and Morton International proceedings described below (as to which there is insufficient information to make a judgment as to their impact on the Company at this time), the Company does not believe that any of its pending CERCLA or analogous state matters, either individually or in the aggregate, will have a material impact on the Company's operations, financial condition or liquidity.

     The Company has been named as a defendant in two lawsuits in connection with a Superfund site located in Bergen County, New Jersey (Velsicol Chemical Corporation, et al. v. A.E. Staley Manufacturing Company, et al., and Morton International, Inc. v. A.E. Staley Manufacturing Company, et al., United States District Court for the District of New Jersey, filed July 29, 1996). These lawsuits involve contamination at a former mercury processing facility and the watershed of a nearby creek (the "Bergen County Site"). The Company is one of approximately 100 defendants named in these lawsuits. The cost to remediate the Bergen County Site has not been determined and the Company cannot predict the outcome of these proceedings. See "Business--Environmental Matters."

Substantial Leverage
     As of December 27, 1997, the Company had total indebtedness of $138.8 million and total shareholders' equity of $14.3 million. Subject to the restrictions contained in the Company's Amended Credit Agreement and the indenture (the "Indenture") relating to the Company's 10-1/4% Series B Senior Subordinated Notes due 2006 (the "Notes"), the Company may incur additional indebtedness from time to time to finance acquisitions or capital expenditures or for other corporate purposes. A significant portion of cash flow from operations must be dedicated to the payment of principal of and interest on the Company's indebtedness, thereby reducing the amount of funds available for working capital, capital expenditures and other purposes. The Company's ability to make scheduled payments on its outstanding indebtedness will depend on its future operating performance which, in turn, will be affected by prevailing economic conditions and financial, competitive, regulatory and similar factors. The Amended Credit Agreement and the Indenture impose operational and financial restrictions on the Company. See "Description of Certain Indebtedness." Although the Company believes that, based on current levels of operations, its cash flow from operations, together with external sources of liquidity, will be adequate to make required payments on its debt, whether at or prior to maturity, finance anticipated capital expenditures and fund working capital requirements, there can be no assurance in this regard.


Battery Technology
     The battery industry generally involves continually evolving technology with individual advances typically resulting in modest increases in product life. There can be no assurance that, as existing battery products and technologies improve and new, more advanced products and technologies are introduced, the Company's products will be able to compete effectively in any of its targeted market segments. The development and successful introduction of new and enhanced products and other competing technologies that may outperform the Company's batteries and technological developments by competitors or consumer perceptions as to improved product offerings of competitors may have a material adverse effect on the Company's business, financial condition or results of operations, particularly in the context of the substantially greater resources of the Company's two principal competitors in the general battery market, Duracell and Energizer. See "-- Competition." Similarly, in those market segments where the Company's battery products currently have technological advantages there can be no assurance that the Company's products will maintain such advantages.

     The general battery industry historically has sustained unit sales growth even as battery life has increased with innovation (largely due to expansion in the use of and the number of applications for batteries); however, there can be no assurance that continued enhancements of battery performance (including rechargeable battery performance) will not have an adverse effect on unit sales.


Risks of Foreign Sales; Exchange Rate Fluctuations
     The Company's foreign sales and certain expenses are transacted in foreign currencies. In fiscal 1997, approximately 19% of the Company's revenues and 18% of the Company's expenses were denominated in currencies other than U.S. dollars. International operations and exports and imports to and from foreign markets are subject to a number of special risks including, but not limited to, risks with respect to currency exchange rates, economic and political destabilization, restrictive actions by foreign governments (e.g. duties and quotas and restrictions on transfer of funds), changes in United States and foreign laws regarding trade and investment and difficulty in obtaining distribution and support. Significant increases in the value of the U.S. dollar relative to certain foreign currencies could have a material adverse effect on the Company's results of operations. The Company generally hedges a portion of its foreign currency exposure and will, in the future, be vulnerable to the effects of currency exchange rate fluctuations. For a description of the Company's operations in different geographic areas, including the Company's sales, revenue and profit or loss and identifiable assets attributable to each of the Company's geographic areas, see Note 12 of Notes to Combined Consolidated Financial Statements.


Raw Materials
     The Company's principal raw material for the production of its battery products is zinc and the Company expects to spend approximately $7.5 million for zinc in fiscal 1998. Prices for zinc are subject to market forces beyond the control of the Company. The Company regularly engages in forward purchases and hedging transactions to effectively manage raw material costs and inventory relative to anticipated production requirements for the next six to twelve months. However, the Company's future profitability may be materially adversely affected by increased zinc prices to the extent it is unable to pass on higher raw material costs to its customers. See Note 2.o. of Notes to Combined Consolidated Financial Statements.


Limited Intellectual Property Protection
     The Company relies upon a combination of patent, trademark and trade secret laws, together with licenses, confidentiality agreements and other contractual covenants, to establish and protect its technology and other intellectual property rights. There can be no assurance that the steps taken by the Company or its licensors will be adequate to prevent misappropriation of their technology or other intellectual property or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's or its licensors technology. Moreover, although the Company believes that its current products do not infringe upon the valid proprietary rights of others, there can be no assurance that third parties will not assert infringement claims against the Company or its licensors and that, in the event of an unfavorable ruling on any such claim, a license or similar agreement will be available to the Company on reasonable terms. Moreover, the laws of certain foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States.

     Certain technology underlying the Company's rechargeable line of alkaline batteries is the subject of a non-exclusive license from a third party and could be made available to the Company's competitors. The licensing of that technology to a competitor could have an adverse effect on the Company's business, financial condition or results of operations. The Company does not believe, however, that this effect would be material to the Company because revenues from sales of the Company's rechargeable alkaline batteries and rechargers account for less than 10% of the Company's total revenues.

     The Company does not have any right to the trademark "Rayovac" in Brazil, where the mark is owned by an independent third-party battery manufacturer. In addition, ROV Limited, a third party unaffiliated with the Company, has an exclusive, perpetual, royalty-free license for the use on general batteries (but not hearing aid or other specialty batteries) and lighting devices of the Rayovac trademark in a number of countries, including in Latin America. See "Business--Patents, Licenses and Trademarks."


Seasonality
     Sales of the Company's products are seasonal, with the highest sales occurring in the fiscal quarter ending on or about December 31, during the holiday season. During the past four fiscal years, the Company's sales in the quarter ending on or about December 31 have represented an average of 33% of annual net sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality."


Control by Existing Shareholders
     Upon completion of the Offerings, Thomas H. Lee Equity Fund III, L.P. ("THL Fund") and certain other affiliates of Thomas H. Lee Company ("THL Co."; the THL Fund and such other affiliates being referred to herein as "THL Group") will beneficially own 41.4% of the Company's outstanding Common Stock (38.7% if the Underwriters' over-allotment options are exercised in full). Consequently, THL Group will exercise significant control over the Company and in electing the board of directors of the Company (the "Board of Directors") and approving any action requiring shareholder approval, including the adoption of amendments to the Company's Amended and Restated Articles of Incorporation and the approval of mergers or sales of all or substantially all of the Company's assets. See "Principal and Selling Shareholders." The Company's ability to take certain of these actions is limited by certain terms of its outstanding indebtedness. See "Description of Certain Indebtedness."


Shares Eligible for Future Sale; Potential for Adverse Effect on Stock Price; Registration Rights
     Sales of a substantial number of shares of Common Stock in the public market or the perception that such sales could occur could materially adversely affect prevailing market prices for the Common Stock. Upon completion of the Offerings, the Company will have outstanding 27,439,238 shares of Common Stock, excluding 2,236,127 shares of Common Stock which have been granted under the Company's stock incentive plans. Of these shares, the 7,827,507 shares of Common Stock previously sold in the Company's initial public offering of Common Stock in November 1997 (the "IPO") and the 6,500,000 shares of Common Stock to be sold in the Offerings will be freely tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except for any such shares which may be acquired by an "affiliate" of the Company. In connection with the Offerings, the Selling Shareholders, certain existing shareholders, the Company, its executive officers and directors and the

THL Group (holding an aggregate of approximately 13.7 million shares of Common Stock upon consummation of the Offerings) have agreed, subject to certain exceptions, not to dispose of any shares of Common Stock for a period of 90 days from the date of the Offerings (the "Lockup Period") without the consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") on behalf of the Underwriters. Upon expiration of the Lockup Period, substantially all of such shares will be eligible for sale in the public market subject to compliance with the volume limitations and other restrictions of Rule 144 under the Securities Act.

     Following the consummation of the Offerings, the THL Group will hold approximately 11.4 million shares of Common Stock (without giving effect to the Underwriters' over-allotment options) and will be entitled to certain registration rights with respect to the registration of such shares under the Securities Act. Under the terms of a shareholders agreement between the Company and certain shareholders, dated as of September 12, 1996, as amended as of August 1, 1997 (the "Shareholders Agreement"), at any time when the THL Group and their permitted transferees own in the aggregate at least 10% of the shares acquired in the Recapitalization, the THL Group has the right to require the Company to file a registration statement under the Securities Act in order to register the sale of all or any part of its shares of Common Stock. These Offerings are made pursuant to the provisions of the Shareholders Agreement. Following these Offerings, the THL Group is entitled to demand that the Company register their shares of Common Stock on three occasions at the Company's expense; provided, however, that if the THL Group owns at least 10%, but not more than 25%, of the shares acquired in the Recapitalization, then the Company shall be obligated to effect only one such registration. Additionally, the THL Group and shareholders party to the Shareholders Agreement have the right, subject to certain limitations, to include their shares in certain offerings initiated by the Company whether for its own account or for other shareholders. The Company may in certain circumstances defer such registrations, and the underwriters with respect to such sale have the right, subject to certain limitations, to limit the number of shares included in such registrations. In the event that the Company proposes to register the sale of any of its securities under the Securities Act, the Company is required to promptly give such shareholders written notice no later than 10 days before the effective date of the registration statement, at which point such shareholders will have five days to make a written request of the Company to include their shares of Common Stock in such registration, subject to the underwriters' right to limit such shares and certain other limitations. In general, the Company is required to bear the expense of all such registrations except for transfer taxes. The sale of such shares could have an adverse effect on the Company's ability to raise equity capital in the public markets. The shares held by the THL Group are subject to the Lockup Period referred to in the preceding paragraph. See "Shares Eligible for Future Sale."


Anti-Takeover and Other Provisions of Wisconsin Law
     Certain provisions of the Company's Amended and Restated Articles of Incorporation, the Amended and Restated By-laws (the "By-laws") and of Wisconsin corporation law may have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals. Under certain provisions of Wisconsin law, shareholders may have certain liabilities with respect to liabilities of a the Company with respect to unpaid wages under certain circumstances.

                             THE RECAPITALIZATION

     Effective as of September 12, 1996, the Company, all of the shareholders of the Company, the THL Fund and other affiliates of THL Co. completed a recapitalization (the "Recapitalization") pursuant to which, among other things: (i) the Company obtained senior financing under a Credit Agreement dated as of September 12, 1996 by and among the Company, Bank of America National Trust and Savings Association and DLJ Capital Funding, Inc. (the "Credit Agreement") in an aggregate amount of $170.0 million, of which $131.0 million was borrowed at the closing of the Recapitalization, including $26.0 million under the Revolving Credit Facility; (ii) the Company obtained $100.0 million in financing through the issuance of bridge notes (the "Bridge Notes");
(iii) the Company redeemed a portion of the shares of Common Stock held by Thomas F. Pyle, Jr., the former President and Chief Executive Officer of the Company; (iv) the THL Group purchased for cash shares of Common Stock owned by shareholders of the Company (a group consisting of current and former directors and management of the Company and the Thomas Pyle and Judith Pyle Charitable Remainder Trust) which resulted in a change of control of the Company; and (v) the Company repaid certain of its outstanding indebtedness, including prepayment fees and penalties. The Bridge Notes were subsequently repaid with the proceeds of the sale of 10-1/4% Senior Subordinated Notes Due 2006, which were later exchanged for a like principal amount of the Notes.


                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders.


                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock is listed on the New York Stock Exchange under the symbol "ROV." The Common Stock commenced public trading on November 21, 1997. On March 26, 1998, the outstanding shares of Common Stock were held of record by 280 shareholders based upon data provided by the transfer agent for the Common Stock. The following table sets forth the reported high and low prices per share of the Common Stock as reported on the New York Stock Exchange Composite Transaction Tape for the fiscal periods indicated:



                                                                      High      Low
                                                                   --------- ---------
  Fiscal 1998
------------------------------------------------------------------
Quarter ended December 27, 1997 (from November 21, 1997) .........  $17-3/4   $15-1/2
Quarter ended March 28, 1998 .....................................  $24-1/2   $16-3/4
Current quarter (to March 31, 1998) ..............................  $24-1/2   $22-1/2

     On March 31, 1998, the closing price of the Common Stock on the New York Stock Exchange Composite Transaction Tape was $23-9/16 per share.

     The Company has not declared or paid and does not anticipate paying cash dividends in the foreseeable future, but intends to retain any future earnings for reinvestment in its business. In addition, the Amended Credit Agreement and the Notes restrict the Company's ability to pay dividends to its shareholders. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements, contractual restrictions and such other factors as the Board of Directors deems relevant.

                                CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 27, 1997. This table should be read in conjunction with the Company's consolidated financial statements and the related notes thereto and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.



                                                                As of December 27, 1997
                                                               ------------------------
                                                                 (Dollars in millions)
Debt:
 Revolver Facility(1) ........................................         $     --
 Acquisition Facility(1) .....................................               --
 Term Loan Facility(1) .......................................             36.0
 Notes(1) ....................................................            100.0
 Capitalized leases and foreign currency borrowings ..........              2.8
                                                                       --------
  Total Debt .................................................            138.8
                                                                       --------
Shareholders' equity (deficit):
 Preferred stock, $.01 par value, 5,000,000 shares authorized;
   no shares issued and outstanding(2) .......................               --
 Common stock, $.01 par value, 150,000,000 shares authorized;
   27,432,238 shares outstanding .............................              0.6
 Additional paid in capital ..................................            103.6
 Foreign currency translation ................................              2.9
 Notes receivable from officers/shareholders .................           (  1.3)
 Retained earnings ...........................................             37.9
 Less stock held in trust ....................................           (  1.0)
 Less treasury stock, at cost, 29,418,569 shares .............           (128.4)
                                                                       --------
  Total shareholders' equity .................................             14.3
                                                                       --------
   Total capitalization ......................................         $  153.1
                                                                       ========

----------------
(1) On December 30, 1997, the Company repurchased $35.0 million of the Notes from a portion of the proceeds of the IPO. In addition, all of the Company's senior term debt was replaced by revolver debt under the Revolver Facility. Pro forma for these transactions, the amounts outstanding under the Revolver Facility and the Notes would have been $71.0 million and $65.0 million, respectively. For a description of the Revolver Facility and the Acquisition Facility, see "Description of Certain Indebtedness--The Amended Credit Agreement." Total availability under the Revolver Facility is $90.0 million. Total availability under the Acquisition Facility is $70.0 million.
(2) On October 22, 1997, the shareholders of the Company approved the authorization of 5,000,000 shares of Preferred Stock, $.01 par value, and an increase in authorized shares of Common Stock from 90,000,000 to 150,000,000.

                            SELECTED FINANCIAL DATA

     The following selected historical financial data as of and for the two fiscal years ended June 30, 1996, the Transition Period ended September 30, 1996 and the fiscal year ended September 30, 1997 is derived from the audited consolidated financial statements of the Company, together with the notes thereto, included elsewhere in this Prospectus. The selected historical financial data as of and for the twelve months ended September 30, 1996 and the three months ended December 28, 1996 and December 27, 1997 are derived from the unaudited condensed consolidated financial statements of the Company and, in the opinion of management, includes all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of financial position and results of operations as of the date and for the period indicated which are not included herein. The selected historical financial data of the Company as of and for the two fiscal years ended June 30, 1993 and June 30, 1994 is derived from audited consolidated financial statements of the Company which are not included herein. The following selected financial data should be read in conjunction with the Company's consolidated financial statements and the related notes thereto and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

     This financial data, as well as all other financial data set forth herein, gives effect to the reclassification by the Company of certain promotional expenses, previously reported as a reduction of net sales, to selling expense, which policy was adopted as of September 30, 1997. The amounts which have been reclassified are $19.0 million, $17.5 million, $24.2 million, and $24.0 million for the fiscal years ended June 30, 1993, 1994, 1995, and 1996, respectively, $6.9 million for the Transition Period ended September 30, 1996, $24.1 million for the twelve months ended September 30, 1996, and $11.9 million for the three months ended December 28, 1996. The Company believes that this reclassification is consistent with the method used by other consumer products companies.

                                                                         Transition    Twelve     Fiscal
                                           Fiscal Year Ended June 30,     Period       Months     Year        Three Months Ended
                                  ---------------------------------------  Ended       Ended      Ended     ----------------------
                                                                          September  September  September    December    December
                                     1993     1994      1995      1996     30, 1996    30, 1996   30, 1997   28, 1996    27, 1997
                                   -------- ------- ---------   --------  ---------  ---------- ----------- ----------- -----------
                                                                    (In millions, except per share data)
Statement of Operations Data:
Net sales .......................  $372.4    $403.7   $ 415.2   $ 423.4    $101.9    $ 417.9    $ 432.6     $  141.9     $ 150.0
Cost of goods sold ..............   201.4     234.9     237.1     239.4      59.3      237.9      234.6         79.0        77.4
                                   ------    ------   -------   -------     -----    -------     ------      -------     -------
Gross profit ....................   171.0     168.8     178.1     184.0      42.6      180.0      198.0         62.9        72.6
Selling expense .................    98.8     121.3     108.7     116.5      27.8      114.4      122.1         38.7        45.5
General and administrative
 expense ........................    35.4      29.4      32.9      31.8       8.6       33.0       32.2          7.6         8.2
Research and development
 expense ........................     5.6       5.7       5.0       5.4       1.5        5.6        6.2          1.9         1.5
Recapitalization and other
 special charges(1)(2)(3) .......       --      1.5         --        --     28.4       28.4        3.0          3.0        (1.2)
                                   -------   ------   --------  --------    -----    -------     ------      -------     --------
Income (loss) from
 operations(4)(5) ...............    31.2      10.9      31.5      30.3     (23.7)      (1.4)      34.5         11.7        18.6
Interest expense ................     6.0       7.7       8.6       8.4       4.4       10.5       24.5          8.0         5.0
Other expense (income), net .....     1.2      (0.6)      0.3       0.6       0.1        0.5        0.4          (.1)        (.2)
                                   -------   -------  --------  --------    ------   --------    ------      --------    --------
Income (loss) before income
 taxes and extraordinary item....    24.0       3.8      22.6      21.3     (28.2)     (12.4)       9.6          3.8        13.8
Income tax expense (benefit) ....     9.0      (0.6)      6.2       7.0      (8.9)      (3.8)       3.4          1.4         5.3
                                   -------   -------  --------  --------    ------   --------    ------      --------    --------
Income (loss) before
 extraordinary item .............    15.0       4.4      16.4      14.3     (19.3)      (8.6)       6.2          2.4         8.5
Extraordinary item(6) ...........      --        --        --        --      (1.6)      (1.6)        --           --         2.0
                                   -------   -------  --------  --------    ------   --------    -------     --------    --------
Net income (loss) ...............  $ 15.0    $  4.4   $  16.4   $  14.3    $(20.9)   $ (10.2)   $   6.2      $   2.4     $   6.6
                                   =======   =======  ========  ========    ======   ========    =======     ========    ========
Basic net income (loss) per
 common share before
 extraordinary item .............  $  0.30   $  0.09  $   0.33  $   0.29   $(0.44)   $ (0.18)   $  0.30      $  0.12    $   0.36
                                   =======   =======  ========  ========   =======   ========    =======     ========    ========
Diluted net income (loss) per
 common share before
 extraordinary item .............  $  0.30   $  0.09  $   0.33  $   0.29   $(0.44)   $ (0.18)   $  0.30      $  0.12    $   0.34
                                   =======   =======  ========  ========   =======   ========    =======     ========    ========
Basic net income (loss) per
 common share ...................  $  0.30   $  0.09  $   0.33  $   0.29   $(0.48)   $ (0.21)   $  0.30      $  0.12    $   0.28
                                   =======   =======  ========  ========   =======   ========    =======     ========    ========
Diluted Net income (loss) per
 common share ...................  $  0.30   $  0.09  $   0.33  $   0.29   $(0.48)   $ (0.21)   $  0.30      $  0.12    $   0.26
                                   =======   =======  ========  ========   =======   ========    =======     ========    ========
Weighted average common
 shares .........................    50.0      50.0      50.0      49.6      43.8       48.1       20.5         20.5        23.5
Weighted average common and
 common equivalent shares .......    50.0      50.0      50.0      49.6      43.8       48.1       20.6         20.5        24.8
Other Financial Data:
Depreciation ....................  $  7.4    $ 10.3   $  11.0   $  11.9    $  3.3    $  12.1    $  11.3      $   3.1     $   2.8
Capital expenditures(7) .........    30.3      12.5      16.9       6.6       1.2        8.4       10.9          1.1         1.8
Cash flows from operating
 activities .....................    15.8     (18.7)     35.5      17.8      (1.1)      26.0       35.7         20.5         1.7
EBITDA(8) .......................    39.3      21.2      41.3      42.2     (20.4)      10.7       45.8         14.8        21.4
Balance Sheet Data:
Working capital .................  $ 31.6    $ 63.6   $  55.9   $  63.2    $ 64.6    $  64.6    $  33.8      $  49.0     $  76.5
Total assets ....................   189.0     222.4     220.6     221.1     243.7      243.7      236.9        234.6       267.7
Total debt ......................    74.1     109.0      88.3      81.3     233.7      233.7      207.3        214.9       138.8
Shareholders' equity (deficit) ..    36.7      37.9      53.6      61.6     (85.7)     (85.7)     (80.6)      ( 82.3)       14.3

                                                   (footnotes on following page)

------------
(1) During the Transition Period, the Company recorded charges of $12.3 million directly related to the Recapitalization and other special charges of $16.1 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) In the fiscal year ended September 30, 1997, the Company recorded other special charges of $5.9 million offset by a special credit of $2.9 million which was related to the curtailment of the Company's defined benefit pension plan covering all domestic non-union employees. The special charges related to organizational restructuring in the United States, the discontinuation of certain manufacturing operations at the Company's Newton Aycliffe, United Kingdom facility and the discontinuation of operations at the Company's facility in Kinston, North Carolina.

(3) In the three months ended December 27, 1997, the Company recorded additional income of $1.2 million in connection with the buyout of deferred compensation agreements with certain former employees.

(4) Income (loss) from operations includes expenses incurred during the Fennimore Expansion and the Recapitalization and other special charges in fiscal 1994, the Transition Period ended September 30, 1996, the fiscal year ended September 30, 1997 and the three months ended December 28, 1996 and December 27, 1997. Income from operations before these non-recurring charges was as follows:



                                                                     Transition     Twelve     Fiscal        Three Months
                                     Fiscal Year Ended June 30,        Period       Months      Year            Ended
                               --------------------------------------  Ended        Ended       Ended     --------------------
                                                                      September   September   September   December   December
                                1993     1994     1995      1996      30, 1996     30, 1996    30, 1997   28, 1996   27, 1997
                               ------- ------- --------- ---------- ------------ ----------- ----------- ---------- ---------
                                                                   (In millions)
Income (loss) from
 operations .................. $ 31.2   $ 10.9   $ 31.5    $ 30.3     $ (23.7)    $  (1.4)     $  34.5    $  11.7    $  18.6
Fennimore Expansion ..........     --      9.5       --        --          --          --           --         --         --
Recapitalization and other
 special charges .............     --      1.5       --        --        28.4        28.4          3.0        3.0      ( 1.2)
                               ------   ------   ------    ------     -------     -------      -------    -------    -------
Income from operations
 before non-recurring
 charges ..................... $ 31.2   $ 21.9   $ 31.5    $ 30.3     $   4.7     $  27.0      $  37.5    $  14.7    $  17.4
                               ======   ======   ======    ======     =======     =======      =======    =======    =======


(5) Income from operations in fiscal 1994 was impacted by increased selling expenses due to higher advertising and promotion expenses related to the Renewal Introduction. In addition, income from operations was impacted by non-recurring costs of $9.5 million in connection with the Fennimore Expansion including $8.4 million of increased cost of goods sold and $1.1 million of increased general and administrative expenses, and other special charges of approximately $1.5 million related to a plan to reduce the Company's cost structure and to improve productivity through an approximate 2.5% reduction in headcount on a worldwide basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Introduction."

(6) The Recapitalization of the Company included repayment of certain outstanding indebtedness, including prepayment fees and penalties. Such prepayment fees and penalties of $2.4 million, net of income tax benefit of $0.8 million, has been recorded as an extraordinary item in the Consolidated Statement of Operations for the Transition Period ended September 30, 1996. In the three months ended December 27, 1997, the Company recorded extraordinary expense of $2.0 million net of income taxes for the premium on the repurchase or redemption of the senior term notes in connection with the IPO.

(7) From fiscal 1993 through fiscal 1995 the Company invested an aggregate of $32.7 million in connection with the Fennimore Expansion, including $19.7 million incurred in fiscal 1993. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Introduction."


                                         (footnotes continued on following page)

   -------------------
   (8) EBITDA represents income from operations plus depreciation and amortization (excluding amortization of debt issuance costs) and reflects an adjustment of income from operations to eliminate the establishment and subsequent reversal of two reserves ($0.7 million established in fiscal 1993 and reversed in fiscal 1995, and $0.5 million established in fiscal 1992 and reversed in fiscal 1995). The Company believes that EBITDA and related measures are commonly used by certain investors and analysts to analyze and compare, and provide useful information regarding, the Company's ability to service its indebtedness. However, the following factors should be considered in evaluating such measures: EBITDA and related measures (i) should not be considered in isolation, (ii) are not measures of performance calculated in accordance with GAAP, (iii) should not be construed as alternatives or substitutes for income from operations, net income or cash flows from operating activities in analyzing the Company's operating performance, financial position or cash flows (in each case, as determined in accordance with GAAP) and (iv) should not be used as indicators of the Company's operating performance or measures of its liquidity. Additionally, because all companies do not calculate EBITDA and related measures in a uniform fashion, the calculations presented in this Prospectus may not be comparable to other similarly titled measures of other companies.

       EBITDA includes expenses incurred during the Fennimore Expansion (as defined herein) and the Recapitalization and other special charges in fiscal 1994, the Transition Period ended September 30, 1996, the fiscal year ended September 30, 1997 and the three months ended December 28, 1996 and December 27, 1997. EBITDA before these non-recurring charges was as follows:



                                                                          Transition     Twelve      Fiscal         Three Months
                                    Fiscal Year Ended June 30,             Period       Months       Year             Ended
                             ------------------------------------------     Ended       Ended       Ended     ---------------------
                                                                          September   September   September    December   December
                               1993       1994       1995       1996      30, 1996     30, 1996    30, 1997    28, 1996   27, 1997
                             --------- ---------- ---------- ---------- ------------ ----------- -----------  ---------- ---------
                                                                      (In millions)
EBITDA .....................  $ 39.3    $  21.2     $ 41.3     $ 42.2     $ (20.4)     $ (10.7)    $  45.8     $  14.8    $  21.4
Fennimore Expansion ........      --        9.5         --         --          --           --          --          --         --
Recapitalization and other
 special charges
 (income) ..................      --        1.5         --         --        28.4         28.4         3.0         3.0      ( 1.2)
                              ------    -------     ------     ------     -------      -------     -------     -------    -------
EBITDA before non-
 recurring charges ........   $ 39.3    $  32.2     $ 41.3     $ 42.2     $   8.0      $  39.1     $  48.5     $  17.8    $  20.2
                              ======    =======     ======     ======     =======      =======     =======     =======    =======

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the "Selected Financial Data" and the Company's combined consolidated financial statements and the related notes thereto, included elsewhere herein.


Introduction
     Upon completion of the Recapitalization, the Company changed its fiscal year end from June 30 to September 30. For clarity of presentation and comparison, references herein to fiscal 1994, fiscal 1995 and fiscal 1996 are to the Company's fiscal years ended June 30, 1994, June 30, 1995 and June 30, 1996, respectively, and references to the "Transition Period ended September 30, 1996" and the "Transition Period" are to the period from July 1, 1996 to September 30, 1996. References to fiscal 1997 are to the Company's fiscal year ended September 30, 1997.

     The Company's operating performance depends on a number of factors, the most important of which are, (i) general retailing trends, especially in the mass merchandise segment of the retail market, (ii) the Company's overall product mix among various specialty and general household batteries and battery-powered lighting devices, which sell at different price points and profit margins, (iii) the Company's overall competitive position, which is affected by both the introduction of new products and promotions by the Company and its competitors and the Company's relative pricing and battery performance, and (iv) changes in operating expenses. Set forth below are specific developments that have affected and may continue to affect the Company's performance.

     Restructuring of Operations and Other Cost Rationalization Initiatives. In March 1998, the Company announced restructuring plans for its domestic and international operations designed to maximize production and capacity efficiencies, reduce fixed costs, upgrade existing technology and equipment and improve customer service. Major elements of the restructuring include (i) consolidating the Company's packaging operations, (ii) outsourcing the manufacture of heavy duty batteries, and (iii) closing certain of the Company's existing manufacturing, packaging and distribution facilities. The Company will record a charge of $7.5 million in the second quarter of the current fiscal year in connection with the restructuring program and expects to record an additional $2.0 million of costs in subsequent periods. The Company anticipates annual aggregate cost savings of the restructuring program, after full implementation (currently expected in early 1999), to be approximately $5.0 million.

     The restructuring is in addition to prior actions taken by the Company following the Recapitalization to rationalize the Company's manufacturing, distribution and general overhead costs, which resulted in cash costs of approximately $6.3 million for fiscal 1996 and fiscal 1997 and which the Company estimates to have an annual savings of approximately $8.6 million.

     Investment in Future Growth Opportunities. Since the Recapitalization, the Company has undertaken significant measures to pursue growth opportunities and increase the Company's market share for its products. These measures include
(i) introducing the Company's existing hearing aid products into new markets, including through the acquisition of Brisco and Best Labs; (ii) broadening the Company's offering of specialty products, including through the acquisition of DPP; (iii) expanding distribution into new channels such as electronics specialty stores; (iv) further penetrating existing distribution channels such as warehouse clubs and food and convenience stores; and (v) evaluating opportunities for expansion of the Company's core business into international markets, whether through acquisitions, joint ventures or other strategic marketing opportunities. See "Business--Growth Strategy."

     Expansion of Production Capacity. In March 1998, the Company agreed to purchase from Matsushita a new high speed alkaline battery manufacturing production line for its Fennimore, Wisconsin plant, at which the Company manufactures all of its alkaline products. The new high speed manufacturing line is anticipated to increase the Company's production capacity for AA size batteries by up to 50%. The recent investment in manufacturing technology and production capacity follows the Fennimore Expansion (as defined herein), pursuant to which, from fiscal 1993 through fiscal 1995 the Company invested an aggregate of $32.7 million in the modernization and expansion of its production lines at its Fennimore plant (the "Fennimore Expansion"). As a result of the Fennimore Expansion, the Company replaced substantially all of its alkaline battery manufacturing equipment with state-of-the-art technology which more than doubled the Company's aggregate capacity for AA and AAA size alkaline batteries. This investment also resulted in a reformulation of the Company's alkaline batteries so as to be mercury-free, better performing and higher quality. The Fennimore Expansion resulted in $9.5 million of non-recurring costs in fiscal 1994. Such costs included increased raw material costs incurred pursuant to the terms of equipment purchase agreements entered into in connection with the Fennimore Expansion which required the Company to source material from specified foreign vendors at an increased cost. These incremental costs decreased in fiscal 1996 as a result of the increased use of lower-cost domestic raw material sources to replace the foreign vendor sourcing, which replacement was substantially completed in fiscal 1997.

     Effect of Recapitalization. The Recapitalization of the Company, which was completed on September 12, 1996, resulted in non-recurring charges of $12.3 million which were recognized in the Transition Period, including (i) $5.0 million of advisory, legal and consulting fees and (ii) $7.3 million of stock option compensation, severance payments and employment contract settlements for the benefit of certain current and former officers, directors and management of the Company. In connection with the Recapitalization, the Company incurred other non-recurring special charges of $16.1 million recognized in the Transition Period, including (i) $2.7 million of charges related to the discontinuation of certain manufacturing operations at the Company's Newton Aycliffe, United Kingdom facility; (ii) $1.7 million of charges for deferred compensation plan obligations to former officers of the Company resulting from the curtailment of the plan; (iii) $1.5 million of charges reflecting the present value of lease payments for land which new management determined would not be used for any future productive purpose; (iv) $5.6 million in costs and asset writedowns principally related to changes in pricing strategies for Power Station, the Renewal recharging system; and (v) $4.6 million of termination benefits and other charges. See "The Recapitalization."

     Renewal Product Line. In fiscal 1994, the Company introduced the Renewal rechargeable battery, the first alkaline rechargeable battery sold in the United States (the "Renewal Introduction"). The Company incurred significant advertising and promotional expense related to Renewal of $26.0 million in fiscal 1994, $15.7 million in fiscal 1995 and $20.3 million in fiscal 1996, with the fiscal 1996 increase largely due to the Company's new promotional campaign featuring basketball superstar Michael Jordan.

     Since the Recapitalization, the Company has significantly revised its marketing and advertising strategies for the Renewal product line. Management believes that continued improvement in consumer awareness of the value and money-saving benefits of Renewal over conventional disposable alkaline batteries will be necessary to further expand the Company's market for Renewal. Although the percentage of the Company's advertising budget allocated to the Renewal product line has decreased, the Company has begun aggressively marketing Renewal's money-saving benefit over disposable alkaline batteries and performance advantage over rechargeable nickel cadmium batteries and has lowered the prices of the recharger system for Renewal. In addition, the Company is focused on growing Renewal's market share by expanding distribution into new channels such as electronics specialty stores and other speciality retailers in the domestic market.


Seasonality

     The Company's sales are seasonal, with the highest sales occurring in the fiscal quarter ending on or about December 31, during the holiday season. During the past four completed fiscal years, the Company's sales in the quarter ended on or about December 31 have represented an average of 33% of annual net sales. As a result of this seasonality, the Company's working capital requirements and revolving credit borrowings are typically higher in the third and fourth calendar quarters of each year. The following table sets forth the Company's net sales for each of the periods presented.



                                    Fiscal Quarter Ended
                    -----------------------------------------------------
                     December 30,   March 30,   June 30,   September 30,
                         1995          1996       1996          1996
                    -------------- ----------- ---------- ---------------
                                        (In millions)
Net sales .........    $ 140.9       $ 80.5      $ 94.6       $ 101.9



                                           Fiscal Quarter Ended
                    -------------------------------------------------------------------
                     December 28,   March 29,   June 29,   September 30,   December 27,
                         1996          1997       1997          1997           1997
                    -------------- ----------- ---------- --------------- -------------
                                               (In millions)
Net sales .........    $ 141.9       $ 83.6      $ 95.5       $ 111.5        $ 150.0

Results of Operations

     This financial data, as well as all other data set forth herein, gives effect to the reclassification by the Company of certain promotional expenses, previously reported as a reduction of net sales, to selling expense, which policy was adopted as of September 30, 1997. The amounts which have been reclassified are $19.0 million, $17.5 million, $24.2 million and $24.0 million for the years ended June 30, 1993, 1994, 1995 and 1996, respectively, $6.7 million for the three months ended September 30, 1995, $6.9 million for the Transition Period ended September 30, 1996, $24.1 million for the twelve months ended September 30, 1996, and $11.9 million for the three months ended December 28, 1996. The Company believes that this reclassification is consistent with the method used by other consumer products companies.

     The following table sets forth the percentage relationship of certain items in the Company's statement of operations to net sales for the periods presented:



                                  Fiscal Year                     Transition                                    Three Months
                                     Ended          Three Months    Period      Twelve Months   Fiscal Year        Ended
                             ---------------------     Ended        Ended          Ended          Ended    -----------------------
                              June 30,   June 30,     September    September     September      September   December    December
                                1995       1996       30, 1995      30, 1996      30, 1996      30, 1997    28, 1996    27, 1997
                             ---------- ---------- -------------- ----------- --------------- ------------ ---------- -----------
Net sales ..................    100.0%     100.0%       100.0%       100.0%        100.0%         100.0%      100.0%      100.0%
Cost of goods sold .........     57.1       56.5         59.7          58.2          56.9          54.2        55.7        51.6
                                -----      -----        -----        ------        ------         -----       -----       -----
Gross profit ...............     42.9       43.5         40.3          41.8          43.1          45.8        44.3        48.4
Selling expense ............     26.2       27.5         27.9          27.3          27.4          28.2        27.3        30.3
General and
 administrative expense.....      7.9        7.5          6.9           8.4           7.9           7.5         5.4         5.5
Research and
 development expense .......      1.2        1.3          1.2           1.5           1.3           1.4         1.3         1.0
Recapitalization and other
 special charges ...........       --         --           --          27.9           6.8           0.7         2.1       ( 0.8)
                                -----      -----        -----        ------        ------         -----       -----       -----
Income (loss) from
 operations ................      7.6%       7.2%         4.3%       (23.3%)       ( 0.3%)          8.0%        8.2%       12.4%

Three Months Ended December 27, 1997 Compared to Three Months Ended December 28, 1996

     Net Sales. The Company's net sales increased $8.1 million, or 5.7%, to $150.0 million in the three months ended December 27, 1997 (the "1998 Fiscal Quarter"), from $141.9 million in the three months ended December 28, 1996 (the "1997 Fiscal Quarter"), primarily due to increased sales of general battery products somewhat offset by decreased sales of lighting products. During the 1998 Fiscal Quarter, the Company's net sales included $0.7 million of hearing aid battery sales related to the November 1997 acquisition of Brisco, a distributor in Germany and Holland.

     Within general batteries, alkaline battery sales in the 1998 Fiscal Quarter exceeded the 1997 Fiscal Quarter by approximately 19% due primarily to strong promotional programs during the Christmas season, a price increase implemented in the summer of 1997, and sales to new customers. This was partially offset by decreased sales of heavy duty batteries attributed to reduced promotional activity and the continuing decline in the domestic market for heavy duty batteries.

     Sales of lighting products were unfavorably impacted as several seasonal promotions in the prior year were not repeated in 1997.

     Gross Profit. Gross profit increased $9.7 million, or 15.4%, to approximately $72.6 million in the 1998 Fiscal Quarter, from $62.9 million in the 1997 Fiscal Quarter, primarily as a result of increased sales of alkaline batteries. Gross profit increased as a percentage of net sales to 48.4% in the 1998 Fiscal Quarter from 44.3% in the 1997 Fiscal Quarter due primarily to a shift toward higher margin alkaline sales. Gross profit margins also benefitted from the price increase implemented in mid-1997.

     Selling Expense. Selling expense increased $6.8 million, or 17.6%, to $45.5 million in the 1998 Fiscal Quarter from $38.7 million in the 1997 Fiscal Quarter. Selling expense increased as a percentage of net sales to 30.3% in the 1998 Fiscal Quarter from 27.3% in the 1997 Fiscal Quarter primarily as a result of increased advertising and promotional spending.

     General and Administrative Expense. General and administrative expense increased $0.7 million, or 9.2%, to $8.3 million in the 1998 Fiscal Quarter from $7.6 million in the 1997 Fiscal Quarter, primarily due to higher costs associated with information system improvements worldwide.

     Research and Development Expense. Research and development expense decreased $0.4 million to $1.5 million in the 1998 Fiscal Quarter from $1.9 million in the 1997 Fiscal Quarter. This decrease was primarily a result of the increased resources assigned in the 1997 Fiscal Quarter to the development of an on-the-label battery tester which management decided not to introduce.

     Other Special Charges and Income. In the 1998 Fiscal Quarter, the Company recorded additional income of $1.2 million in connection with the buyout of deferred compensation agreements with certain former employees. In the 1997 Fiscal Quarter, the Company recorded charges of $3.0 million in connection with an organizational restructuring in the United States and the discontinuation of certain manufacturing operations in the United Kingdom.

     Income from Operations. Income from operations increased $6.9 million, or 59.0%, to $18.6 million in the 1998 Fiscal Quarter from $11.7 million in the 1997 Fiscal Quarter due primarily to increased gross profit on the increased net sales and the other special charges in the 1997 Fiscal Quarter and the other income in the 1998 Fiscal Quarter which was partially offset by increased operating expenses in the areas of advertising and promotion expense.

     Interest Expense. Interest expense in the 1998 Fiscal Quarter decreased $3.0 million, or 37.5%, to $5.0 million from $8.0 million in the 1997 Fiscal Quarter primarily as a result of decreased indebtedness due to the application of the proceeds of the Company's IPO toward debt reduction, and the write-off, in the 1997 Fiscal Quarter, of $2.0 million of unamortized debt issuance costs.


     Extraordinary Item. In the 1998 Fiscal Quarter the Company recorded extraordinary expense of $2.0 million net of income taxes for the premium on the repurchase or redemption of a portion of the Notes in connection with the IPO.

     Net Income. Net income for the 1998 Fiscal Quarter increased $4.2 million, or 175.0%, to $6.6 million from $2.4 million in the 1997 Fiscal Quarter as discussed above. Diluted earnings per share for the 1998 Fiscal Quarter increased $0.15 per share to $0.27 per share. The Company's effective tax rate for the 1998 Fiscal Quarter was 38.2% compared to 36.7% for the 1997 Fiscal Quarter due primarily to increased foreign taxes for the 1998 Fiscal Quarter that are subject to foreign tax credit limitations.


Fiscal Year Ended September 30, 1997 Compared to Twelve Months Ended September 30, 1996
     Net Sales. The Company's net sales increased $14.7 million, or 3.5%, to $432.6 million in fiscal 1997 from $417.9 million in the twelve months ended September 30, 1996, primarily due to higher sales of alkaline batteries and lithium batteries, offset in part by decreases in sales of heavy duty batteries, lantern batteries and Renewal rechargeables. In the last quarter of fiscal 1997, net sales increased $9.6 million, or 9.4%, to $111.5 million from $101.9 million in the Transition Period, primarily due to higher sales of alkaline batteries attributed to the introduction of a 4% price increase on alkaline batteries in the U.S. phased in beginning May 1997, significant promotional programs, and sales to new accounts.

     Sales of alkaline batteries increased as a result of the launch of a new integrated advertising campaign emphasizing the alkaline brand, new product graphics and packaging (designed to build brand awareness and the Company's value brand position), and strong promotional programs in the Company's fourth fiscal quarter. The Company also gained significant new distribution on the strength of this program.

     Lithium sales increased primarily due to increased sales of computer clock and memory back-up batteries to Compaq Computers and SGS Thomson, two of the Company's larger OEM (Original Equipment Manufacturers) customers.

     Sales of heavy duty and lantern batteries decreased primarily due to declines in the market as consumers move toward alkaline batteries away from heavy duty batteries. Lantern battery volume was also adversely impacted by the migration to reflective tape in place of flashing lights on construction barricades.

     Hearing aid battery sales increased as a result of continued growth in the overall hearing aid battery market. The Company's market leadership position in this product line has resulted in new distribution gains in the retail channel, the fastest growing channel for hearing aid batteries as consumers shift their purchases toward this channel.

     Net sales of lighting products increased slightly over the prior twelve months due primarily to growth in key mass merchandiser accounts and wholesale clubs.

     Dollar sales of Renewal rechargeables were down approximately 12% due primarily to the Company's decision to decrease prices of the chargers by 33% in the first quarter of fiscal 1997 to reposition the product and encourage consumers to purchase the system. Unit sales of chargers and batteries combined were approximately 7% higher than the prior twelve months.

     Gross Profit. Gross profit increased $18.0 million, or 10.0%, to $198.0 million in fiscal 1997 from $180.0 million for the twelve months ended September 30, 1996. Gross profit as a percentage of net sales increased to

45.8% in fiscal 1997 from 43.1% in the prior twelve months. These increases are attributed to increased sales of higher margin alkaline batteries, the introduction of a 4% price increase on alkaline batteries in the U.S. phased in beginning May 1997, and lower manufacturing costs as a result of cost rationalization initiatives. Gross profit increased $12.7 million, or 29.8%, to $55.3 million in the three months ended September 30, 1997 from $42.6 million in the Transition Period, for these same reasons.

     Selling Expense. Selling expense increased $7.7 million, or 6.7%, to $122.1 million in fiscal 1997 from $114.4 million in the twelve months ended September 30, 1996 due primarily to increased marketing expense to support the launch of the Company's new graphics and packaging and increased consumer promotions on the old graphics and packaging to help retailers promote this product. These increases were partially offset by reduced advertising expense while the Company developed its new advertising program. Selling expense increased as a percentage of net sales to 28.2% in fiscal 1997 from 27.4% in the prior twelve months because of increased marketing expenses.

     General and Administrative Expense. General and administrative expense decreased $0.8 million, or 2.4%, to $32.2 million in fiscal 1997 from $33.0 million in the twelve months ended September 30, 1996 due in part to cost rationalization initiatives which included the elimination of the use of a corporate aircraft. These decreases were partially offset by the expense related to a new management incentive program implemented for fiscal 1997. There were no management incentives earned during the twelve months ended September 30, 1996. As a percentage of net sales, general and administrative expense decreased to 7.5% in fiscal 1997 from 7.9% in the prior twelve months.

     Research and Development Expense. Research and development expense increased $0.6 million, or 10.7%, to $6.2 million for fiscal 1997 from $5.6 million for the twelve months ended September 30, 1996 due primarily to the development of an on-the-label battery tester which the Company decided not to introduce.

     Recapitalization and Other Special Charges. During fiscal 1997, the Company recorded special charges of $3.0 million compared to $28.4 million recorded in the twelve months ended September 30, 1996 as discussed above under "Effect of Recapitalization." The current year amount represents the net charges for organizational restructuring in the United States, the discontinuation of certain manufacturing operations at the Company's Newton Aycliffe, United Kingdom facility and the discontinuation of certain manufacturing operations at the Company's facility in Kinston, North Carolina partially offset by a credit of $2.9 million related to the curtailment of the Company's defined benefit pension plan covering all domestic non-union employees.

     Income from Operations. Income from operations increased $35.9 million to $34.5 million in fiscal 1997 from a loss of $(1.4) million for the twelve months ended September 30, 1996. The Company's Recapitalization and other special charges decrease of $25.4 million in combination with increased gross profits were partially offset by increased operating expenses related to the new marketing and advertising programs discussed above.

     Interest Expense. Interest expense increased $14.0 million to $24.5 million in fiscal 1997 from $10.5 million in the prior twelve months due primarily to increased indebtedness associated with the Recapitalization and a write-off of $2.0 million of unamortized debt issuance costs related to the Bridge Notes the Company issued in September 1996 which were refinanced in fiscal 1997.

     Net Income. Net income increased $16.4 million to $6.2 million in fiscal 1997 from a net loss of $(10.2) million in the twelve months ended September 30, 1996 primarily due to increased income from operations as discussed above partially offset by increased interest expense due to the Recapitalization. The Company's effective tax rate for fiscal 1997 was 35.6% compared to an effective tax benefit rate of 31.0% for the prior twelve months due primarily to some of the Recapitalization expenses in the prior twelve months being non-tax deductible and the tax benefits of Rayovac International Corporation, a domestic international sales corporation ("DISC") owned by the shareholders in the prior twelve months. The DISC was terminated in August 1996 and replaced with Rayovac Foreign Sales Corporation, a foreign sales corporation, in fiscal 1997 which generated fewer tax benefits in fiscal 1997.

     Net income for the prior twelve months also decreased $1.6 million resulting from an extraordinary loss on the early retirement of debt related to the Recapitalization.

Fiscal Year Ended September 30, 1997 Compared to Transition Period Ended September 30, 1996
     Results of operations for fiscal 1997 include amounts for a twelve-month period, while results for the Transition Period include amounts for a three-month period. Results (in terms of dollars) for these periods are not directly comparable. Accordingly, management's discussion and analysis for these periods is generally based upon a comparison of specified results as a percentage of net sales.

     Net Sales. The Company's net sales increased $330.7 million to $432.6 million in fiscal 1997 from $101.9 million in the Transition Period due primarily to fiscal 1997 including twelve months compared to three months in the Transition Period. Sales during the Transition Period were unfavorably impacted by the pending sale of the Company.

     Gross Profit. Gross profit increased $155.4 million to $198.0 million in fiscal 1997 from $42.6 million in the Transition Period. As a percentage of net sales, gross profit increased to 45.8% in fiscal 1997 from 41.8% in the Transition Period due to selling more higher margin products like alkaline and hearing aid batteries in fiscal 1997, the alkaline price increase discussed above, and lower manufacturing costs attributed to cost rationalization initiatives.

     Selling Expense. Selling expense increased $94.3 million to $122.1 million in fiscal 1997 from $27.8 million in the Transition Period. As a percentage of net sales, selling expense increased to 28.2% in fiscal 1997 from 27.3% in the Transition Period due to increased promotional spending to support the new alkaline battery graphics and packaging, the new advertising program to build brand awareness and increased spending to gain new distribution.

     General and Administrative Expense. General and administrative expense increased $23.6 million to $32.2 million in fiscal 1997 from $8.6 million in the Transition Period. As a percentage of net sales, general and administrative expense decreased to 7.5% in fiscal 1997 from 8.4% in the Transition Period attributed to the effects of cost rationalization initiatives.

     Research and Development Expense. Research and development expense increased $4.7 million to $6.2 million in fiscal 1997 from $1.5 million in the Transition Period. As a percentage of net sales, research and development expense decreased slightly to 1.4% in fiscal 1997 from 1.5% in the Transition Period due primarily to the effects of the cost rationalization initiatives.

     Recapitalization and Other Special Charges. Recapitalization and other special charges decreased by $25.4 million, or 89.4%, to $3.0 million in fiscal 1997 from $28.4 million in the Transition Period which is explained above in the discussion of fiscal 1997 compared to the twelve months ended September 30, 1996.

     Income (loss) from Operations. Income (loss) from operations increased $58.2 million to $34.5 million in fiscal 1997 from $(23.7) million in the Transition Period. As a percentage of net sales, income (loss) from operations increased to 8.0% in fiscal 1997 from (23.3)% in the Transition Period for the reasons discussed above.

     Net Income (loss). Net income (loss) for fiscal 1997 increased $27.1 million to $6.2 million from $(20.9) million in the Transition Period. As a percentage of net sales, net income (loss) increased to 1.4% in fiscal 1997 from (20.5)% in the Transition Period primarily due to significant Recapitalization and other special charges in the Transition Period. In addition, an extraordinary loss on the early retirement of debt decreased net income in the Transition Period by $1.6 million, net of income taxes. The effective tax rate for fiscal 1997 was 35.6% compared to 31.6% in the Transition Period due primarily to some of the Recapitalization expenses being non-tax deductible in the Transition Period.


Transition Period Ended September 30, 1996 Compared to Three Months Ended September 30, 1995
     Net Sales. The Company's net sales decreased $5.4 million, or 5.0%, to $101.9 million in the Transition Period from $107.3 million in the three months ended September 30, 1995 (the "Prior Fiscal Year Period") primarily due to decreased sales to the food and drug store retail channels and the Company having made sales to certain retail customers in connection with promotional orders after the Transition Period which were made during the Prior Fiscal Year Period.

     Gross Profit. Gross profit decreased $0.6 million, or 1.4%, to $42.6 million in the Transition Period from $43.2 million in the Prior Fiscal Year Period, primarily as a result of decreased sales in the Transition Period, as discussed above. Gross profit increased as a percentage of net sales to 41.8% in the Transition Period from 40.3% in the Prior Fiscal Year Period due primarily to a lower proportion of promotion sales as discussed above.

     Selling Expense. Selling expense decreased $2.1 million, or 7.0%, to $27.8 million in the Transition Period from $29.9 million in the Prior Fiscal Year Period, primarily due to decreased advertising expense in the Transition Period.

     General and Administrative Expense. General and administrative expense increased $1.2 million, or 16.2%, to $8.6 million in the Transition Period from $7.4 million in the Prior Fiscal Year Period, primarily as a result of the Company having incurred certain expenditures during the Transition Period which were incurred subsequent to the Prior Fiscal Year Period.

     Research and Development Expense. Research and development expense increased $0.2 million, or 15.4%, to $1.5 million in the Transition Period from $1.3 million in the Prior Fiscal Year Period, primarily as a result of increased product development efforts.

     Recapitalization and Other Special Charges. During the Transition Period, the Company recorded charges of $28.4 million, including non-recurring charges related to the Recapitalization and other special charges.

     Non-recurring charges of $12.3 million related to the Recapitalization include (i) $5.0 million of advisory, legal and consulting fees and (ii) $7.3 million of stock option compensation, severance payments and employment contract settlements for the benefit of certain present and former officers, directors and management of the Company.

     Other special charges of $16.1 million include (i) $2.7 million of charges related to the discontinuation of certain manufacturing operations at the Company's Newton Aycliffe, United Kingdom facility; (ii) $1.7 million of charges for deferred compensation plan obligations to former officers of the Company resulting from the curtailment of the plan; (iii) $1.5 million of charges reflecting the present value of lease payments for land which new management determined would not be used for any future productive purpose; (iv) $5.6 million in costs and asset writedowns principally related to changes in Renewal Power Station pricing strategies adopted by new management subsequent to the Recapitalization and prior to September 30, 1996; and (v) $4.6 million of termination benefits and other charges.

     Income (loss) from Operations. Income (loss) from operations decreased $28.3 million to $(23.7) million in the Transition Period from $4.6 million in the Prior Fiscal Year Period for the reasons discussed above.

     Net Income (loss). Net income (loss) for the Transition Period decreased $22.3 million to $(20.9) million from $1.4 million in the Prior Fiscal Year Period, primarily because of non-recurring charges related to the Recapitalization and other special charges discussed above. In addition, amortization of deferred finance charges related to the Bridge Notes and an extraordinary loss on the early retirement of debt decreased net income in the Transition Period by $2.6 million, net of income taxes.


Transition Period Ended September 30, 1996 Compared to Fiscal Year Ended June 30, 1996
     Results of operations for the Transition Period Ended September 30, 1996 include amounts for a three-month period, while results for the fiscal year ended June 30, 1996 include amounts for a twelve-month period. Results (in terms of dollar amounts) for these periods are not directly comparable. Accordingly, management's discussion and analysis for these periods is generally based upon a comparison of specified results as a percentage of net sales.

     Net Sales. The Company's net sales decreased $321.5 million, or 75.9%, to $101.9 million in the Transition Period from $423.4 million in fiscal 1996 because the Transition Period included only three months of net sales as compared to twelve months in fiscal 1996. Overall pricing was relatively constant between the two periods.

     Gross Profit. Gross profit decreased $141.4 million, or 76.8%, to $42.6 million in the Transition Period from $184.0 million in fiscal 1996. As a percentage of net sales, gross profit decreased to 41.8% in the Transition Period from 43.5% in fiscal 1996, primarily because the products sold during the Transition Period carried a higher average unit cost than the overall average unit cost of products sold in fiscal 1996 due to seasonal sales trends.


     Selling Expense. Selling expense decreased $88.7 million, or 76.1%, to $27.8 million in the Transition Period from $116.5 million in fiscal 1996. As a percentage of net sales, selling expenses decreased to 27.3% in the Transition Period from 27.5% in fiscal 1996, primarily as a result of decreased advertising expense in the Transition Period.

     General and Administrative Expense. General and administrative expense decreased $23.2 million, or 73.0%, to $8.6 million in the Transition Period from $31.8 million in fiscal 1996. As a percentage of net sales, general and administrative expense increased to 8.4% in the Transition Period from 7.5% in fiscal 1996, primarily as a result of the effects of seasonal sales trends in the Transition Period.

     Research and Development Expense. Research and development expense decreased $3.9 million, or 72.2%, to $1.5 million in the Transition Period from $5.4 million in fiscal 1996. As a percentage of net sales, research and development expense increased to 1.5% in the Transition Period from 1.3% in fiscal 1996, primarily as a result of increased support for ongoing product development efforts.

     Recapitalization and Other Special Charges. During the Transition Period ended September 30, 1996, the Company recorded charges totaling $28.4 million, including non-recurring charges related to the Recapitalization and other special charges. Non-recurring charges of $12.3 million related to the Recapitalization include (i) $5.0 million of advisory, legal and consulting fees and (ii) $7.3 million of stock option compensation, severance payments and employment contract settlements for the benefit of certain present and former officers, directors and management of the Company.

     Other special charges of $16.1 million include (i) $2.7 million of charges related to the discontinuation of certain manufacturing operations at the Company's Newton Aycliffe, United Kingdom facility; (ii) $1.7 million of charges for deferred compensation plan obligations to former officers of the Company resulting from the curtailment of the plan; (iii) $1.5 million of charges reflecting the present value of lease payments for land which new management determined would not be used for any future productive purpose; (iv) $5.6 million in costs and asset writedowns principally related to changes in Renewal Power Station pricing strategies adopted by new management subsequent to the Recapitalization and prior to September 30, 1996; and (v) $4.6 million of termination benefits and other charges.

     Income (loss) from Operations. Income (loss) from operations decreased $54.0 million, or 178.2%, to $(23.7) million in the Transition Period from $30.3 million in fiscal 1996. As a percentage of net sales, income (loss) from operations decreased to (23.3)% in the Transition Period from 7.2% in fiscal 1996 for the reasons discussed above.

     Net Income (loss). Net income (loss) decreased $35.2 million, or 246.2%, to $(20.9) million for the Transition Period from $14.3 million in fiscal 1996. As a percentage of net sales, net income (loss) decreased to (20.5)% in the Transition Period from 3.4% in fiscal 1996, primarily because of non-recurring charges related to the Recapitalization and other special charges discussed above. In addition, amortization of deferred finance charges related to the Bridge Notes and an extraordinary loss on the early retirement of debt decreased net income in the Transition Period by $2.6 million, net of income taxes.


Fiscal Year Ended June 30, 1996 Compared to Fiscal Year Ended June 30, 1995
     Net Sales. The Company's net sales increased $8.2 million, or 2.0%, to $423.4 million in fiscal 1996 from $415.2 million in fiscal 1995, primarily due to higher unit sales of hearing aid batteries, Renewal rechargeable batteries and alkaline batteries, offset in part by decreases in unit sales of heavy duty and lantern batteries. Overall pricing was relatively constant between the two periods. Sales of hearing aid batteries increased as a result of unit sales growth in the overall hearing aid battery market as well as increased penetration by the Company's Loud'n Clear line of hearing aid batteries and the introduction of a new miniature size battery, used in hearing aids that fit completely in the ear. Unit sales of Renewal rechargeable alkaline batteries increased as a result of increased consumer awareness of the benefits of Renewal over nickel-cadmium household rechargeable batteries and disposable batteries and as replacement sales increased to retailers who had sold through their high levels of fiscal 1995 Renewal inventory. The Company's unit sales of alkaline batteries increased as the Company participated to a certain extent in the continued overall growth in the market for alkaline batteries. Unit sales of heavy duty batteries decreased due to the continued worldwide migration away from heavy duty batteries and toward alkaline batteries while unit sales of lantern batteries also decreased due to an overall decline in the lantern battery market.

     Gross Profit. Gross profit increased $5.9 million, or 3.3%, to $184.0 million in fiscal 1996 from $178.1 million in fiscal 1995. Gross profit increased as a percentage of net sales to 43.5% in fiscal 1996 from 42.9% in fiscal 1995. These increases are primarily attributable to increased sales of higher margin products such as Renewal rechargeable batteries and hearing aid batteries. In addition, the Company experienced manufacturing cost improvements, particularly for alkaline battery raw materials related to the Fennimore Expansion as discussed above.

     Selling Expense. Selling expense increased $7.8 million, or 7.2%, to $116.5 million in fiscal 1996 from $108.7 million in fiscal 1995. Selling expense as a percentage of net sales increased to 27.5% in 1996 from 26.2% in 1995. These increases are primarily attributable to increased advertising costs to promote the Renewal product line as discussed above.

     General and Administrative Expense. General and administrative expense decreased $1.1 million, or 3.3%, to $31.8 million in fiscal 1996 from $32.9 million in fiscal 1995. General and administrative expense as a percentage of net sales decreased from 7.9% in fiscal 1995 to 7.5% in fiscal 1996. These decreases occurred primarily because the $4.0 million payment of management incentives in 1995 was not repeated in fiscal 1996.

     Research and Development Expense. Research and development expense increased $0.4 million, or 8.0%, to $5.4 million in fiscal 1996 from $5.0 million in fiscal 1995 as a result of continued support for ongoing product development efforts.

     Income from Operations. Income from operations decreased $1.2 million, or 3.8%, to $30.3 million, or 7.2% of net sales in fiscal 1996, from $31.5 million, or 7.6% of net sales, in fiscal 1995 for the reasons discussed above.

     Net Income. Net income decreased $2.1 million, or 12.8%, to $14.3 million for fiscal 1996 from $16.4 million in fiscal 1995, principally as a result of decreased income from operations and higher effective tax rates, which increased from 27.4% in 1995 to 32.9% in 1996. The Company's effective income tax rates in fiscal 1996 and fiscal 1995 were impacted by the income tax benefits of Rayovac International Corporation, a domestic international sales corporation ("DISC") owned by the Company's shareholders, and fiscal 1995 was also impacted by the utilization of a foreign net operating loss carryforward.


Liquidity and Capital Resources
     Net cash provided by operating activities was $1.7 million in the three months ended December 27, 1997 as compared to $20.5 million in the three months ended December 28, 1996. The decrease was due to higher levels of receivables and inventories, partially offset by higher net income and lower depreciation and amortization.

     Capital expenditures during the three months ended December 27, 1997, were $1.8 million, an increase of $0.7 million from $1.1 million in the 1997 Fiscal Quarter reflecting maintenance level spending. In addition, the Company expended $4.9 million in connection with acquisitions in fiscal 1998.

     Capital expenditures for fiscal 1997 were $10.9 million, an increase of $2.5 million from the prior twelve months, due primarily to new computer information systems purchased in September 1997. Capital expenditures for fiscal 1996 and the Transition Period reflected maintenance level spending. Spending will continue on the implementation of the new computer systems in fiscal 1998 which is expected to be substantially completed by mid-1999.

     The Company currently expects an increase in capital expenditures to approximately $18.0 million in fiscal 1998 due to alkaline capacity expansion, alkaline vertical integration programs, and continued spending on new computer information systems. The Company believes that cash flow from operating activities and periodic borrowings under its existing credit facilities will be adequate to meet the Company's short-term and long-term liquidity requirements prior to the maturity of those credit facilities, although no assurance can be given in this regard. On December 30, 1997, the Credit Agreement dated September 12, 1996, was amended. The Amended Credit Agreement provides for more favorable borrowing costs and covenants consistent with the Company's improved credit position resulting from the paydown of debt with the net proceeds of the IPO. The Amended Credit Agreement includes a five-year reducing Revolver Facility of $90.0 million and a five-year amortizing Acquisition Facility of $70.0 million. The Revolver Facility is reduced by $10.0, $15.0 and $15.0 million respectively on December 31, 1999, 2000 and 2001 and expires on December 31, 2002. The Acquisition Facility provides up to $70.0 million in loans for qualifying acquisitions during a one-year commitment period expiring December 31, 1998. Debt obtained under the Acquisition Facility is subject to quarterly amortization commencing March 31, 1999 through December 31, 2002. As of March 28, 1998, $56.1 million was outstanding on the Revolver Facility, with approximately $5.8 million utilized for outstanding letters of credit, and $4.2 was outstanding under the Acquisition Facility. See "Description of Certain Indebtedness."

     The Company is subject to various federal, state, local and foreign environmental laws and regulations in the jurisdictions in which it operates, including laws and regulations relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste and the cleanup of properties affected by hazardous substances. Except for liabilities related to the Velsicol Chemical and Morton International proceedings described under "Business--Environmental Matters" as to which the Company cannot predict the impact of such liabilities, the Company does not currently anticipate any material adverse effect on its operations or financial condition or any material capital expenditure as a result of its efforts to comply with environmental laws and as of March 28, 1998 had reserved $1.7 million for known on-site and off-site environmental liabilities. Some risk of environmental liability is inherent in the Company's business, however, and there can be no assurance that material environmental costs will not arise in the future. The Company has been identified as a PRP under CERCLA or similar state laws with respect to the past disposal of waste and is a party to two lawsuits as to which there is insufficient information to make a judgment as to the likelihood of a material impact on the Company's operations, financial condition or liquidity at this time. The Company may be named as a PRP at additional sites in the future, and the costs associated with such additional or existing sites may be material. In addition, certain of the Company's facilities have been in operation for decades and, over such time, the Company and other prior operators of such facilities have generated and disposed of wastes which are or may be considered hazardous such as cadmium and mercury utilized in the battery manufacturing process. See "Risk Factors--Environmental Matters" and "Business--Environmental Matters." The Company engages in hedging transactions in the ordinary course of its business. See Note 2.o. to Notes to Consolidated Financial Statements.


Computer Systems Upgrade
     The Company is in the process of implementing its enterprise-wide, integrated information system upgrade. The SAP system is also expected to substantially address the Year 2000 issue. Management currently expects to substantially complete implementation of the upgrade in mid-1999 and to spend an estimated additional $1.0 million on Year 2000 issues. The Company presently believes that with modifications to existing software and converting to new software, the Year 2000 issue will not pose significant operational problems for the Company's computer systems. However, there can be no assurance that unforeseen difficulties will not arise for any of the Company, its customers or vendors and that related costs will not thereby be incurred.


Impact of Recently Issued Accounting Standards
     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("FAS 130"), which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. All items that are required to be recognized under accounting standards as components of comprehensive income are to be reported in a financial statement that is displayed with the same prominence as other financial statements. FAS 130 requires that an enterprise (i) classify items of other comprehensive income by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in-capital in the equity section of the balance sheet. FAS 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company is evaluating the effect of this pronouncement on its consolidated financial statements.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("FAS 131"), which is effective for financial statements for periods beginning after December 15, 1997. FAS 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company is evaluating the effect of this pronouncement on its consolidated financial statements.

     In February 1998, the FASB issued Statement of Financial Accounting Standards No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits ("FAS No. 132"), which standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable. FAS No. 132 is effective for fiscal years beginning after December 15, 1997. Restatement of disclosures for earlier periods provided for comparative purposes is required unless the information is not readily available. The Company is evaluating the effect of this pronouncement on its consolidated financial statements.

                                   BUSINESS


General
     The Company is the leading value brand and the third largest domestic manufacturer of general batteries, and is the leading worldwide manufacturer of hearing aid batteries. The Company is also the leading domestic manufacturer of rechargeable household batteries and certain other specialty batteries, including lantern batteries. In addition, the Company is a leading marketer of heavy duty batteries and battery-powered lighting products and also markets rechargeable batteries for cellular phones and video camcorders. Originally introduced in 1921, the Rayovac brand is a well recognized name in the battery industry. The Company attributes the longevity and strength of its brand name to its high-quality products and to the success of its marketing and merchandising initiatives.

     The Company has established its position as the leading value brand in the U.S. general alkaline battery market by focusing on the mass merchandiser channel. The Company achieved this position by (i) offering batteries with quality and performance substantially equivalent to batteries offered by its principal competitors at a lower price, (ii) emphasizing innovative in-store merchandising programs, and (iii) offering retailers attractive margins. The Company has established its position as the leader in various specialty battery niche markets through (i) continuous technological advances, (ii) creative distribution and marketing, and (iii) strong relationships with industry professionals and manufacturers. The Company sells and distributes its products in several channels, including mass merchandisers and warehouse clubs; food, drug and convenience stores; electronics specialty stores and department stores; hardware and automotive centers; specialty retailers; hearing aid professionals; and industrial and government/OEM. The Company markets all of its branded products under the Rayovac[RegTM] name and selected products under sub-brand names such as MAXIMUM[TM], Renewal[RegTM], Loud'n Clear[RegTM], ProLine[RegTM], Lifex[TM], Power Station[RegTM], Workhorse[RegTM], and Roughneck[RegTM].


Business Strategy
     In September 1996, pursuant to the Recapitalization, affiliates of Thomas
H. Lee Company acquired beneficial ownership of approximately 80% of the outstanding Common Stock of Rayovac. David A. Jones was hired as Chief Executive Officer of the Company to implement a new business strategy focused on (i) reinvigorating the Rayovac brand name by raising consumer brand awareness through, among other things, focused marketing and advertising, (ii) growing Rayovac's market share by expanding distribution into new channels, increasing sales to under-penetrated channels and customers, launching new products, and selectively pursuing acquisitions and alliances, (iii) reducing costs by rationalizing manufacturing and distribution, better utilizing existing plant capacity, outsourcing products where appropriate, reducing working capital, and downsizing corporate overhead, and (iv) improving employee productivity by increasing training and education, upgrading information systems, and implementing a pay-for-performance culture.

     To implement its new strategy, the Company has undergone a significant transformation since the Recapitalization.

     Strengthened Senior Management Team. In addition to Mr. Jones, experienced senior managers have been recruited to fill key positions: Kent J. Hussey, Executive Vice President of Finance and Administration and Chief Financial Officer; Merrell M. Tomlin, Senior Vice President of Sales; Stephen P. Shanesy, Senior Vice President of Marketing and General Manager of General Batteries and Lights; and Randall J. Steward, Senior Vice President of Corporate Development. The new senior managers have over 75 years of collective experience in the consumer products industry. In addition, the current management team includes several key members who served the Company prior to the Recapitalization, providing continuity and retaining significant battery industry expertise. After giving effect to the Offerings, the nine executive officers of the Company will beneficially own 9.7% of the outstanding Common Stock (without giving effect to the Underwriters' over-allotment options) on a fully diluted basis.

     Restructured Operations. In March 1998, the Company announced restructuring plans for its domestic and international operations designed to maximize production and capacity efficiencies, reduce fixed costs, upgrade existing technology and equipment, and improve customer service. Major elements of the restructuring include (i) consolidating the Company's packaging operations, (ii) outsourcing manufacturing of heavy duty batteries, and (iii) closing certain of the Company's existing manufacturing, packaging and distribution facilities. The Company will record a charge of $7.5 million in the second quarter of the current fiscal year in connection with the restructuring program and expects to record an additional $2.0 million of costs in subsequent periods. The Company currently anticipates annual aggregate cost savings of the restructuring program, after full implementation (currently expected in early 1999), to be approximately $5.0 million.

     The restructuring further implements actions taken by the Company following the Recapitalization to rationalize manufacturing and other costs, including (i) consolidating certain manufacturing operations at the Company's facilities and closing other facilities; (ii) sourcing some products previously manufactured by the Company; (iii) implementing a significant organizational restructuring and additional measures to rationalize manufacturing, distribution and overhead costs; and (iv) eliminating costs associated with the use of a corporate aircraft. The Company estimates the annual aggregate cost savings associated with these earlier actions at approximately $8.6 million. The Company believes that its current manufacturing capacity remains sufficient to meet its anticipated production requirements for the foreseeable future.

     Reorganized Sales, Marketing and Administration by Distribution
Channel. Rayovac has realigned its marketing department, sales organization, supply chain and support functions to better serve the diverse customer needs within major distribution channels. Customer-focused teams are now organized to serve the following distribution channels: mass merchandisers and warehouse clubs; food, drug and convenience stores; electronics specialty stores and department stores; hardware and automotive centers; specialty retailers; hearing aid professionals; industrial and government/OEM. The Company believes that sales to under-penetrated channels should increase as the dedicated teams focus on implementing channel-specific marketing strategies, sales promotions and customer service initiatives.

     Launched New Sales and Marketing Programs. Rayovac has developed and continues to implement broad new marketing initiatives designed to reinvigorate the Rayovac brand name. Major steps completed to date include (i) selecting Young & Rubicam as the Company's new advertising agency and developing its first major national advertising campaign for its full line of general batteries, (ii) launching a new and improved alkaline product line under the MAXIMUM[TM] sub-brand, (iii) redesigning all product graphics and packaging to convey a high-quality image and emphasize the Rayovac brand name, (iv) extending the Company's existing contract with Michael Jordan to include his representation for all Rayovac products, and (v) restructuring the Company's sales representative network along distribution channels.

     Reorganized Information Systems. The Company has completed an initial overhaul of its information systems by (i) hiring an experienced Chief Information Officer, (ii) outsourcing mainframe computer operations, (iii) completing an enterprise software system analysis, and (iv) retaining outside consultants to modernize and upgrade its data processing and telecommunications infrastructure. The Company has purchased from SAP and begun implementing an enterprise-wide, integrated information system to upgrade and modernize its business operations, the majority of which is expected to be substantially completed by mid-1999. When fully implemented, this system, along with efforts by the Company's internal project team, is expected to reduce cycle times, lower manufacturing and administrative costs, improve both asset and employee productivity and substantially address the Year 2000 issue.


Growth Strategy
     Rayovac believes it has significant growth opportunities in its businesses and has developed strategies to increase sales, profits and market share. Key elements of the Company's growth strategy are as follows:

     Reinvigorate the Rayovac Brand Name. The Company is committed to reinvigorating the Rayovac brand name after many years of underdevelopment. The brand, originally introduced in 1921, has wide recognition in all markets where the Company competes, but has lower awareness than the more highly advertised Duracell and Energizer brands. The Company has initiated an integrated advertising campaign using significantly higher levels of TV and print media. In 1997, the Company launched a reformulated alkaline battery, Rayovac MAXIMUM[TM], supported by new graphics, new packaging, a new advertising campaign, and aggressive introductory retail promotions. The Company's marketing and advertising initiatives are designed to increase awareness of the Rayovac brand and to increase retail sales by heightening customers' perceptions of the quality, performance and value of Rayovac products.

     Leverage Value Brand Position. Rayovac believes it has a unique position in the general battery market as the value brand in an industry in which the leading three brands (Duracell, Energizer and Rayovac) account for approximately 90% of sales. The Company's strategy is to provide products of quality and performance equal to its major competitors in the general battery market at a lower price to appeal to a large segment of the population desiring a value brand. To demonstrate its value positioning, Rayovac offers comparable battery packages at a lower price or, in some cases, more batteries for the same price.

     Expand Retail Distribution. Historically the Company had focused its sales and marketing efforts on the mass merchandiser channel which accounted for 44% of industry sales growth in the domestic alkaline battery market on a unit basis over the past five years and has achieved a 19% unit share. The Company believes its value brand positioned products and innovative merchandising programs also make it an attractive supplier to other retail channels, which represent a market of $1.7 billion or 69% of the general battery market. The Company has reorganized its marketing, sales, and sales representative organizations by channel in order to grow market share by (i) gaining new customers, (ii) penetrating existing customers with a larger assortment of products, (iii) offering a selection of products with high sell-through, and
(iv) utilizing more aggressive and channel specific promotional programs. The Company believes that these initiatives have resulted in significant success over the past fiscal year in gaining access to new accounts and expanding product offerings to existing accounts and the Company intends to continue to pursue these strategies.

     Further Capitalize on Worldwide Leadership in Hearing Aid Batteries. The Company seeks to increase its 52% worldwide market share in the hearing aid battery segment, as it has done consistently for the past 10 years, by leveraging its leading technology and dedicated sales and marketing organizations. Rayovac is the only hearing aid battery manufacturer to advertise its products and plans to continue to utilize Arnold Palmer as its spokesperson in its print media campaign. Rayovac also markets large multi-packs of hearing aid batteries which have rapidly gained consumer favor. In November 1997, the Company acquired Brisco, which packages and distributes hearing aid batteries in customized packaging to hearing health care professionals in Germany and Holland as well as other European countries. The Company believes that the Brisco acquisition will enable the company to further penetrate European markets for hearing aid batteries.

     Develop New Markets. The Company intends to expand its business into new markets for batteries and related products both domestically and internationally by developing new products internally or selective acquisitions. These acquisitions may focus on expansion into new technologies, product lines or geographic markets and may be of significant size. In March 1998, the Company acquired the retail portion of the business of DPP, a full line marketer of rechargeable batteries and accessories for cellular phones and video camcorders. In conjunction with the acquisition of DPP, the Company has announced the launch of a new line of rechargeable batteries for cordless telephones. The Company may also pursue joint ventures or other strategic marketing opportunities where appropriate to expand its markets or product offerings. See "Risk Factors--Risks Associated with Future Acquisitions."

     Introduce New Niche Products. The Company has developed leading positions in several important niche markets, including those for lantern batteries and lithium coin cells. The Company intends to continue selectively pursuing opportunities to exploit under-served niche markets and to enter high-growth specialty battery markets. In 1997, the Company entered the market for photo and keyless entry batteries and recently introduced a line of products to service the medical instrument and health services markets. In the lighting products segment, where market share is driven by new product introductions, the Company is introducing a number of attractively designed new products over the next twelve months and intends to bring new products to the market in the future on a six-month cycle.

     Reposition the Renewal Rechargeable Alkaline Battery. The Company's Renewal rechargeable battery is the only rechargeable alkaline battery in the U.S. market, commanding a 68% market share of the rechargeable household battery market through mass merchandisers, food and drug stores for the 52 weeks ended February 14, 1998. Since the Recapitalization, management has lowered the price of Renewal rechargers by 33% to encourage consumers to purchase the system and promoted Renewal's money-saving benefits. Renewal batteries present a value proposition to consumers because Renewal batteries can be recharged over 25 times, providing 10 times the energy of disposable alkaline batteries at only twice the retail price. In addition, alkaline rechargeables are superior to nickel cadmium rechargeables (the primary competing technology) because they provide more energy between charges, are sold fully charged, retain their charge longer and are environmentally safer. The Company has focused sale efforts for this product in distribution channels which the Company believes to be more suited for this product and has recently begun shipments to Radio Shack.


Battery Industry
     The U.S. battery industry had aggregate sales in 1997 of approximately $4.3 billion as set forth below.


1997 U.S. Battery Industry Sales                  (In billions)
   Retail:
      General ................................       $  2.4
      Hearing aid ............................          0.2
      Other specialty ........................          0.9
      Industrial, OEM and Government .........          0.8
                                                     ------
      Total ..................................       $  4.3
                                                     ======

     As set forth below, this segment has experienced steady growth, with compound annual unit sales growth since 1990 of 4%.


      RETAIL GENERAL BATTERY MARKET
     Total Retail General Batteries
     ------------------------------

[LINE CHART DATA]

               Dollars             Units
           (Millions)          (Millions)
1990           1834                2225
1991           1912                2358
1992           2003                2543
1993           2099                2715
1994           2192                2910
1995           2316                3071
1996           2395                3156
1997           2431                3246


Source: A.C. Nielsen Scanner Data
        A.C. Nielsen Consumer Panel Data



     The U.S. battery industry is dominated by three manufacturers, (Duracell, Energizer and Rayovac) each of which manufactures and markets a wide variety of batteries. Together, these three accounted for approximately 90% of the U.S. retail general battery market in calendar 1997. Retail sales of general and specialty batteries represent the largest portion of the U.S. battery industry, accounting for approximately 80% of sales in 1997. Batteries are popular with many retailers because they provide attractive profit margins. As batteries are an impulse purchase item, increasing display locations in stores tends to generate increased sales.

     The growth in retail sales of general batteries in the U.S. is largely due to (i) the popularity and proliferation of battery-powered devices (such as remote controls, personal radios and cassette players, pagers, portable compact disc players, electronic and video games and battery-powered toys), (ii) the miniaturization of battery-powered devices, which has resulted in consumption of a larger number of smaller batteries, and (iii) increased purchases of multiple-battery packages for household "pantry" inventory. These factors have increased the average household usage of batteries from an estimated 23 batteries per year in 1986 to an estimated 36 batteries per year in 1997.

     Similar to general retailing trends, increased battery sales through mass merchandisers and warehouse clubs have driven the overall growth of retail battery sales. Mass merchandisers accounted for 66% of the total increase in general battery retail dollar sales from 1993 through 1997 and, together with warehouse clubs, accounted for 41% of total retail battery sales in 1997.

     In 1997, U.S. and worldwide retail sales of hearing aid batteries were approximately $219 million and $565 million, respectively, and have grown at a compound annual growth rate of 7% and 5%, respectively, over the last five years. Growth in the hearing aid battery market has been driven by an aging population; increases in hearing instrument device sales driven by technological advances, including miniaturization, which provides higher cosmetic appeal and improved amplification; and the higher replacement rates of smaller hearing instruments.

     Other markets in which the Company operates include those for replacement watch and calculator batteries, which had worldwide sales of approximately $924 million in 1997, photo batteries, which had worldwide sales of approximately $660 million in 1997 and lithium coin cells, which had worldwide sales of approximately $56 million in 1997.


Products
     Rayovac develops, manufactures and markets a wide variety of batteries and battery-powered lighting devices. The Company's broad line of products includes
(i) general batteries (including alkaline, heavy duty and rechargeable alkaline batteries) and specialty batteries (including hearing aid, watch, photo, keyless entry, and personal computer clock, memory back-up batteries, rechargeable batteries for cordless telephones and rechargeable batteries, battery chargers and accessories for cellular phones and camcorders) and (ii) lighting products and lantern batteries. General batteries (D, C, AA, AAA and 9-volt sizes) are used in devices such as radios, remote controls, personal radios and cassette players, pagers, portable compact disc players, electronic and video games and battery-powered toys, as well as a variety of battery-powered industrial applications. Of the Company's specialty batteries, button cells are used in smaller devices (such as hearing aids and watches), lithium coin cells are used in cameras, calculators, communication equipment, medical instrumentation and personal computer clocks and memory back-up systems, and lantern batteries are used almost exclusively in battery-powered lanterns. The Company's lighting products include flashlights, lanterns and similar portable products.

     Net sales data for the Company's products as a percentage of net sales for fiscal 1995, fiscal 1996, the Transition Period, fiscal 1997 and three months ended December 28, 1996 and December 27, 1997 are set forth below.



                                                              Percentage of Company Net Sales
                                --------------------------------------------------------------------------------------------
                                                         Transition
                                                           Period       Fiscal Year
                                     Fiscal Year           Ended           Ended
                                   Ended June 30,      September 30,   September 30,            Three Months Ended
                                --------------------- --------------- --------------- --------------------------------------
                                   1995       1996          1996            1997       December 28, 1996   December 27, 1997
Product Type                    ---------- ---------- --------------- --------------- ------------------- ------------------
Battery Products:
Alkaline ......................     43.4%      43.6%        41.4%           45.0%             49.7%               55.8%
Heavy Duty ....................     14.1       12.2         12.7            10.4              12.2                 9.4
Rechargeable Batteries ........      5.6        7.1          5.1             5.5               5.6                 4.7
Hearing Aid ...................     12.7       14.6         14.3            14.8              10.7                11.4
Other Specialty Batteries .....     10.0        8.6         10.1             9.8               8.1                 6.3
                                   -----      -----        -----           -----             -----               -----
  Total .......................     85.8       86.1         83.6            85.5              86.3                87.6
Lighting Products and
 Lantern Batteries ............     14.2       13.9         16.4            14.5              13.7                12.4
                                   -----      -----        -----           -----             -----               -----
  Total .......................    100.0%     100.0%       100.0%          100.0%            100.0%              100.0%
                                   =====      =====        =====           =====             =====               =====

Battery Products
     A description of the Company's major battery products including their typical uses is set forth below.





                 General Batteries                    Hearing Aid
                                                       Batteries
--------------------------------------------------------------------------------
 Technology      Alkaline         Zinc              Zinc Air
--------------------------------------------------------------------------------
 Types/          - Disposable     - Heavy Duty      --
 Common          - Rechargeable   (Zinc Chloride)
 Name:
--------------------------------------------------------------------------------
 Brand;          Rayovac;         Rayovac           Rayovac; Loud'n
 Sub-brand       MAXIMUM,                           Clear, ProLine

 Names(1):       Renewal,
                 Power
                 Station

--------------------------------------------------------------------------------
 Sizes:          D, C, AA, AAA, 9-volt(2)           5 sizes
                 for both Alkaline and Zinc

--------------------------------------------------------------------------------
 Typical Uses:   All standard household             Hearing
                 applications including             aids
                 pagers, personal radios
                 and cassette players,
                 remote controls and a
                 wide variety of
                 industrial applications



                 Other Specialty Batteries                        Lantern
                                                                 Batteries
--------------------------------------------------------------------------------
 Technology      Lithium      Silver       Lithium Ion,       Zinc
                                           Nickel Metal
                                           Hydride, Nickel
                                           Cadmium and
                                           Sealed Lead
                                           Acid
--------------------------------------------------------------------------------
 Types/          --           --           -Rechargeable      Lantern
 Common                                                       (Alkaline, Zinc
 Name:                                                        Chloride and
                                                              Zinc Carbon)
--------------------------------------------------------------------------------
 Brand;          Rayovac;     Rayovac      Rayovac            Rayovac
 Sub-brand       Lifex

 Names(1):
--------------------------------------------------------------------------------

 Sizes:          5 primary    10 primary   35 sizes           Standard
                 sizes        sizes                           lantern

--------------------------------------------------------------------------------
 Typical Uses:   Personal     Watches      Cellular phones,   Beam lanterns,
                 computer                  camcorders and     Camping
                 clocks and                cordless phones    Lanterns
                 memory
                 back-up
--------------------------------------------------------------------------------

(1) The Company also produces and supplies private label brands in selected categories.

(2) The Company does not produce 9-volt rechargeable batteries.

     Products
     Alkaline Batteries. Alkaline batteries are based on technology which first gained widespread application during the 1980s. Alkaline batteries provide greater average energy per cell and considerably longer service life than traditional zinc chloride (heavy duty) or zinc carbon (general purpose) batteries, the dominant battery types throughout the world until the 1980s. Alkaline performance superiority has resulted in alkaline batteries steadily displacing zinc chloride and zinc carbon batteries. In the domestic retail general battery market, for instance, alkaline batteries represented approximately 87% of total battery unit sales in calendar 1997, despite higher per battery prices than zinc batteries.

     Rayovac produces a full line of alkaline batteries including D, C, AA, AAA and 9-volt size batteries for both consumers and industrial customers. The Company's alkaline batteries are marketed and sold primarily under the Rayovac MAXIMUM brand, although the Company also engages in limited private label manufacture of alkaline batteries. AA and AAA size batteries are often used with smaller electronic devices such as remote controls, photography equipment, personal radios and cassette players, pagers, portable compact disc players and electronic and video games. C and D size batteries are generally used in devices such as flashlights, lanterns, radios, cassette players and battery-powered toys. 9-volt size batteries are generally used in fire alarms, smoke detectors and communication devices.

     The Company regularly tests the performance of its alkaline batteries against those of its competitors across a number of applications and battery sizes using American National Standards Institute ("ANSI") testing criteria, the standardized testing criteria generally used by industry participants to evaluate battery performance, as well as its own specific product device testing, which the Company believes may provide more relevant information to consumers. Although relative performance varies based on battery size and device tests, the average performance of the Company's alkaline batteries and those of its competitors are substantially equivalent. The Company's performance comparison results are corroborated by published independent test results.

     For calendar 1997 the Company had an 11% overall alkaline battery unit market share and a 19% alkaline battery unit market share within the mass merchandiser retail channel.

     Heavy Duty Batteries. Heavy duty batteries include zinc chloride batteries designed for low and medium-drain devices such as lanterns, flashlights, radios and remote controls. In March 1998, the Company announced a restructuring of operations, including the outsourcing of the manufacturing of heavy duty batteries. In fiscal 1997, the Company produced a full line of heavy duty batteries, although AA, C and D size heavy duty batteries together accounted for 90% of the Company's heavy duty battery unit sales in fiscal 1997.


     The Company had a 37% unit market share in the heavy duty battery market through mass merchandisers, food and drug stores for the 52 weeks ended February 14, 1998. Generally, the size of the heavy duty battery market has been decreasing because of increased sales of alkaline batteries for uses traditionally served by non-alkaline batteries.


     Rechargeable Batteries. The Company's Renewal rechargeable battery is the only rechargeable alkaline battery in the U.S. market, commanding a 68% market share of the rechargeable household battery market through mass merchandisers, food and drug stores for the 52 weeks ended February 14, 1997. Since the Recapitalization, management has lowered the price of Renewal rechargers by 33% to encourage consumers to purchase the system and shifted Renewal's marketing message from its environmental benefits to its money-saving benefits. Renewal batteries present a value proposition to consumers because they can be recharged over 25 times, providing 10 times the energy of disposable alkaline batteries at only twice the retail price. In addition, alkaline rechargeables are superior to nickel cadmium rechargeables (the primary competing technology) because they provide more energy between charges, are sold fully charged, retain their charge longer and are environmentally safer. Certain technology underlying the Company's Renewal line of rechargeable alkaline batteries could be made available to the Company's competitors under certain circumstances. See "Risk Factors--Limited Intellectual Property Protection."


     Hearing Aid Batteries. The Company was the largest worldwide seller of hearing aid batteries in fiscal 1997, with a market share of approximately 52%. In addition, the Company has strengthened its worldwide leadership with the acquisition of Brisco. This strong market position is the result of hearing aid battery products with advanced technological capabilities, consistent product performance, a strong distribution system and an extensive marketing program. Hearing aid batteries are produced in several sizes and are designed for use with various types and sizes of hearing aids. The Company produces five sizes and two types of zinc air button cells for use in hearing aids, which are sold under the Loud'n Clear and ProLine brand names and under several private labels, including Beltone, Miracle Ear and Siemens. Zinc air is a highly reliable, high energy density, lightweight battery system with performance superior to that of traditional hearing aid batteries. The Company was the pioneer and currently is the leading manufacturer of the smallest (5A and 10A size) hearing aid batteries. The Company's zinc air button cells offer consistently strong performance, capacity and reliability based on ANSI testing criteria as applied by the Company.


     Other Specialty Batteries. The Company's other specialty battery products include non-hearing aid button cells, lithium coin cells, photo batteries, keyless entry batteries and rechargeable nickel cadmium, nickel metal hydride, lithium ion and sealed lead acid batteries. The Company produces button and coin cells for watches, cameras, calculators, communications equipment and medical instrumentation. The Company's market shares within each of these categories vary. The Company's Lifex lithium coin cells are high-quality lithium batteries with certain performance advantages over other lithium battery systems. These products are used in calculators and personal computer clocks and memory back-up systems. Lifex lithium coin cells have outstanding shelf life and excellent performance. The Company's rechargeable lithium ion, nickel metal hydride, nickel cadmium and sealed lead acid batteries are sourced for use in cellular telephones, camcorders and cordless telephones.


     Battery Merchandising and Advertising
     Alkaline and Rechargeable Batteries. Since the Recapitalization, the Company has substantially revised its merchandising and advertising strategies for general batteries. Key elements of the Company's strategies include: building the awareness and image of the Rayovac brand name; focusing on the reformulated MAXIMUM alkaline product line; improving consumer perceptions of the quality and performance of the Company's products; upgrading and unifying product packaging; and solidifying the Company's position as the value brand by offering batteries of equal quality and performance at a lower price than those offered by its principal competitors. The Company's strategy is to provide products of quality and performance equal to its major competitors in the general battery market at a lower price, appealing to a large segment of the population desiring a value brand. To demonstrate its value positioning, Rayovac offers comparable battery packages at a lower price or, in some cases, more batteries for the same price. The Company also works with individual retail channel participants to develop unique merchandising programs and promotions and to provide retailers with attractive profit margins to encourage retailer brand support.

     In response to the introduction by the Company's principal competitors in the U.S. general battery market of on-the-label battery testers for alkaline batteries, the Company developed an on-the-label tester for the Company's alkaline batteries. Based on the Company's consumer testing which indicated that such testers are difficult to use, prone to failure and do not represent a significant marketing advantage, management decided not to proceed with the implementation of such testers.

     In the three fiscal years prior to the Recapitalization, the Company spent substantially all of its advertising budget on its Renewal product line. The Company's current advertising campaign designed by Young & Rubicam, the Company's new advertising agency, has shifted advertising efforts to the Company's MAXIMUM alkaline products. In addition, the Company launched its first major national advertising campaign. The campaign is designed to increase awareness of the Rayovac brand and to heighten customers' perceptions of the quality, performance and value of Rayovac products. The Company has engaged Michael Jordan as a spokesperson for its general battery products under a contract which extends through 2004.

     The Company substantially overhauled its marketing strategy for its Renewal rechargeable batteries in 1997 to focus on the economic advantages of Renewal rechargeable batteries and to position the rechargers at lower, more attractive price points. As part of its marketing strategy for its rechargeable batteries, the Company actively pursues OEM arrangements and other alliances with major electronic device manufacturers.

     Hearing Aid Batteries. To market and distribute its hearing aid battery products, the Company continues to use a highly successful national print advertising campaign featuring Arnold Palmer. A binaural wearer and user of Rayovac hearing aid batteries, Mr. Palmer has been extremely effective in promoting the use of hearing aids, expanding the market and communicating the specific product benefits of Rayovac hearing aid batteries. The Company has also developed a national print advertising campaign in selected publications such as Modern Maturity to reach the largest potential market for hearing aid batteries. The Company also pioneered the use of multipacks and intends to further expand multipack distribution in additional professional and retail channels. Additionally, the Company believes that it has developed strong relationships with hearing aid manufacturers and audiologists, the primary purveyors of hearing aids, and seeks to further penetrate the professional market. To further its marketing and distribution capability in hearing aid batteries, in March 1998 the Company acquired the battery distribution portion of Best Labs, a Florida distributor of hearing aid batteries and a manufacturer of hearing instruments. The Company has also established relationships with major Pacific Rim hearing aid battery distributors to take advantage of anticipated global market growth. In addition, the Company believes that the acquisition of Brisco will enable the Company to further penetrate European markets for hearing aid batteries.

     Other Specialty Batteries. The Company's marketing strategies for its other specialty batteries focus on leveraging the Company's brand name and strong market position to promote its specialty battery products. With the acquisition of DPP, the Company plans to further position itself in the retail market for rechargeable specialty batteries and accessories for use with cellular telephones, camcorders and cordless telephones. The Company has redesigned its product graphics and packaging of its other specialty battery products to achieve a uniform brand appearance with the Company's other products and generate greater brand awareness and loyalty. In addition, the Company plans to continue to develop relationships with manufacturers of communications equipment and other products in an effort to expand its share of the non-hearing aid button cell market. The Company believes there to be significant opportunity for growth in the photo and keyless entry battery markets and seeks to further penetrate the replacement market for these products. The Company has recently introduced a line of products to serve the medical instrument and health services markets.

     With regard to lithium coin cells, the Company seeks to further penetrate the OEM portable personal computer market, as well as to broaden its customer base by focusing additional marketing and distribution efforts on telecommunication and medical equipment manufacturers.


Lighting Products and Lantern Batteries

     Products

     The Company is a leading marketer of battery-powered lighting devices, including flashlights, lanterns and similar portable products for the retail and industrial markets. For the 52 weeks ended February 14, 1998 the

Company's products accounted for 12% of aggregate lighting product retail dollar sales in the mass merchandiser retail market segment. Rayovac has established its position in this market based on innovative product features, consistent product quality and creative product packaging. In addition, the Company endeavors to regularly introduce new products to stimulate consumer demand and promote impulse purchases.

     The Company also produces a wide range of consumer and industrial lantern batteries. For calendar 1997, the Company held a 44% unit market share in the lantern battery market. This market has experienced a decline in recent years due to the declining use of this product for highway construction barricades.

     Merchandising and Advertising

     The Company's marketing strategy for its lighting products and lantern batteries focuses on leveraging the Company's strong brand name, regularly introducing new products, utilizing innovative packaging and merchandising programs, and promoting impulse buying and gift purchases.


Sales and Distribution

     General

     After the Recapitalization, the Company reorganized its sales force by distribution channel. As a result of this reorganization, the Company maintains separate U.S. sales forces primarily to service its retail sales and distribution channels and its hearing aid professionals, industrial and OEM sales and distribution channels. In addition, the Company utilizes a network of independent brokers to service participants in selected distribution channels. In conjunction with its broader cost rationalization initiatives, the Company has reduced the number of independent brokers and sales agents from over 100 to approximately 50. With respect to sales of the Company's hearing aid batteries, while most of the Company's sales have historically been through hearing aid professionals, the Company is actively engaged in efforts to increase sales through retail channels. In March 1998, the Company acquired the hearing aid battery distribution portion of Best Labs. In addition, the Company maintains its own sales force of approximately 30 employees in Europe which promotes the sale of all of the Company's products.

     Retail

     In the retail segment, the Company realigned its sales resources to create a sales force dedicated to each of its retail distribution channels. The primary retail distribution channels include: mass merchandisers (both national and regional) and warehouse clubs; food, drug and convenience stores; electronics specialty stores and department stores; hardware and automotive centers; specialty retailers; automotive aftermarket dealers; military sales; and catalog showrooms. The Company works closely with individual retailers to develop unique product promotions and to provide them with the opportunity for attractive profit margins to encourage brand support. The Company has focused sales for its Renewal product line on distribution channels which the Company believes to be more suited for this product, such as electronics specialty stores, and has recently begun shipments to Radio Shack.

     The Company's sales efforts in the retail channel focus primarily on sales and distribution to national mass merchandisers, in particular the Wal-Mart, Kmart and Target chains, which collectively accounted for 55% of industry sales growth in the domestic alkaline battery market over the past five years. The Company's sales strategy for these and other mass merchandisers includes increasing market share for all of the Company's products through the use of account specific programs and a separate sales and marketing team dedicated to these large retailers.

     The Company's sales strategy is to penetrate further particular retail distribution channels, including home centers, hardware stores, warehouse clubs and food and drug stores. The Company's strategy for these retail channels is to develop creative and focused marketing campaigns which emphasize the performance parity and consumer cost advantage of the Rayovac brand and to tailor specific promotional programs unique to these distribution channels.

     Industrial and OEM

     In the industrial battery market, the Company services three sales and distribution channels: contract sales to governments and related agencies; maintenance repair organizations (including buying groups); and office product supply companies. The primary products sold to this market include alkaline, heavy duty, and lantern batteries and flashlights. Maintenance repair organizations, the largest of which is W.W. Grainger (to whom the Company is a major supplier of battery and lighting products), generally sell to contractors and manufacturers. The office product supply channel includes sales to both professional and retail companies in the office product supply business.

     In the OEM sales channel, the Company actively pursues OEM arrangements and other alliances with major electronic device manufacturers for its rechargeable batteries. The Company also utilizes the OEM channel for the sale and distribution of its hearing aid batteries through strong relationships it has developed with hearing aid manufacturers. The Company plans to continue to develop relationships with manufacturers of communications equipment and other products in an effort to expand its share of the non-hearing aid button cell market. With regard to lithium coin cells, the Company plans to penetrate further the OEM portable personal computer market and broaden its customer base by focusing additional sales and distribution efforts on telecommunications and medical equipment manufacturers.


Manufacturing and Raw Materials
     The Company manufactures batteries in the United States and the United Kingdom. In March 1998, the Company announced certain manufacturing changes which include consolidating the Company's packaging operations at its Madison, Wisconsin plant, closing the Company's Appleton, Wisconsin plant and relocating the affected manufacturing operations for lithium batteries to the Company's Portage, Wisconsin facility. Since the Recapitalization, the Company has shifted manufacturing operations from its Newton Aycliffe, United Kingdom and Kinston, North Carolina facilities to other facilities of the Company and outsourced the manufacture of certain lighting products. These efforts have increased plant capacity utilization and eliminated some of the Company's underutilized manufacturing capacity. In March 1998, the Company announced the closing of the Newton Aycliffe, United Kingdom facility and the sale of the Kinston, North Carolina facility.

     During the past five years, the Company has spent significant resources on capital improvements, including the modernization of many of its manufacturing lines and manufacturing processes. These manufacturing improvements have enabled the Company to increase the quality and service life of its alkaline batteries and to increase its manufacturing capacity. In March 1998, the Company agreed to purchase from Matsushita a new high speed alkaline battery manufacturing production line for its Fennimore, Wisconsin plant and to source certain finished products, battery parts and material from Matsushita to continue to supplement the Company's existing domestic production capacity. Management believes that the Company's manufacturing capacity is sufficient to meet its anticipated production requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The most significant raw materials used by the Company to manufacture batteries are zinc powder, electrolytic manganese dioxide powder, graphite and steel. There are a number of worldwide sources for all necessary raw materials, and management believes that Rayovac will continue to have access to adequate quantities of such materials at competitive prices. The Company regularly engages in forward purchases and hedging transactions to effectively manage raw material costs and inventory relative to anticipated production requirements. See "Risk Factors--Raw Materials."


Research and Development
     The Company's research and development strategy is to purchase or license state-of-the-art manufacturing technology from third parties and to develop such technology through the Company's own research and development efforts. In March 1998, the Company announced the extension of its existing alkaline battery technology agreement with Matsushita, pursuant to which the Company is entitled to license Matsushita's highly advanced designs, technology and manufacturing equipment, including all developments and innovations thereto, through 2003. Thereafter, the Company is entitled to license such technology existing as of such date through 2023. The Company's research and development efforts focus primarily on performance and cost improvements of existing products and technologies. In recent years, these efforts have led to advances in alkaline, heavy duty and lithium chemistries, as well as zinc air hearing aid batteries and enhancements of licensed rechargeable alkaline technology.

     The Company believes that continued development efforts are important in light of the continually evolving nature of battery technology and credits the competitive performance of its products to its recent development efforts. In the hearing aid battery segment, the Company's research and development group maintains close alliances with the developers of hearing aid devices and often works in conjunction with these developers in preparing new product designs. The success of these efforts is most recently demonstrated by the Company's development of the two smallest (5A and 10A size) hearing aid batteries. The Company's research and development efforts in the Lighting Products and Lantern Batteries segment are focused on the development of new products. Further, the Company continues to partner with the U.S. government in research efforts to develop new battery technology. The

Company's research and development group includes approximately 95 employees, the expense for some of whom is funded by U.S. government research contracts. See "--Patents, Trademarks and Licenses."


Information Systems
     The Company has completed an initial reorganization of its information systems function by (i) hiring an experienced Chief Information Officer, (ii) outsourcing mainframe computer operations, (iii) completing an enterprise software system analysis and selection, and (iv) retaining outside consultants to modernize and upgrade its data processing and telecommunications infrastructure. The Company has purchased from SAP and begun implementing an enterprise-wide, integrated information system to upgrade and modernize its business operations, the majority of which will be substantially implemented by mid-1999. When fully implemented, this system is expected to reduce cycle times, lower manufacturing and administrative costs, improve both asset and employee productivity and address a significant portion of the Year 2000 issue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Computer Systems Upgrade."


Patents, Trademarks and Licenses
     The Company's success and ability to compete depends in part upon its technology. The Company relies upon a combination of patent, trademark and trade secret laws, together with licenses, confidentiality agreements and other contractual covenants, to establish and protect its technology and other intellectual property rights.

     The Company owns or licenses from third parties a considerable number of patents and patent applications throughout the world, primarily for battery product improvements, additional features and manufacturing equipment. In March 1998, the Company announced the extension of its existing alkaline battery technology agreement with Matsushita, pursuant to which the Company will continue to license Matsushita's highly advanced designs, technology and manufacturing equipment, including all developments and innovations thereto, through 2003. Thereafter, the Company is entitled to license such technology existing as of such date through 2023.

     The Company also uses a number of trademarks in its business, including Rayovac[RegTM], MAXIMUMTM, Renewal[RegTM], Loud'n Clear[RegTM], Power Station[RegTM], ProLine[RegTM], LifexTM, Smart Pack[RegTM], SmartTM Strip, Workhorse[RegTM] and Roughneck[RegTM]. The Company relies on both registered and common law trademarks in the United States to protect its trademark rights. The Rayovac[RegTM] mark is also registered in countries outside the United States, including in Europe and the Far East. The Company does not have any right to the trademark "Rayovac" in Brazil, where the mark is owned by an independent third-party battery manufacturer. In addition, ROV Limited, a third party unaffiliated with the Company, has an exclusive, perpetual, royalty-free license for the use of certain of the Company's trademarks (including the "Rayovac" mark) in connection with zinc carbon and alkaline batteries and certain lighting devices in many countries outside the United States, including Latin America.

     The Company has obtained a non-exclusive license to use certain technology underlying its rechargeable battery line to manufacture such batteries in the United States, Puerto Rico and Mexico and to sell and distribute batteries based on the licensed technology worldwide. This license terminates with the expiration of the last-expiring patent covering the licensed technology. In addition, in the conduct of its business, the Company relies upon other licensed technology in the manufacture of its products. See Note 13 to Notes to Combined Consolidated Financial Statements.


Competition
     The Company believes that the markets for its products are highly competitive. Duracell and Energizer are the Company's primary battery industry competitors, each of which has substantially greater financial and other resources and greater overall market share than the Company. Although other competitors have sought to enter this market, the Company believes that new market entrants would need significant financial and other resources to develop brand recognition and the distribution capability necessary to serve the U.S. marketplace. Substantial capital expenditures would be required to establish U.S. battery manufacturing operations, although potential competitors could import their products into the U.S. market. The Company and its primary competitors enjoy significant advantages in having established brand recognition and distribution channels. See "Risk Factors--Competition."

     In February 1998, Duracell announced the introduction of a new line of alkaline batteries under the name Duracell Ultra in the AA and AAA size category which is being marketed as providing increased performance in certain high-drain devices, including cellular phones, digital cameras and palm-sized computers. Duracell has indicated that this new line of alkaline batteries will begin shipping to retailers in May 1998. Based on the Company's preliminary analysis of this new product line in comparison to the Company's technology and technology generally available in the market, the marketing strategies announced by Duracell in connnection with the introduction of the new line, and the premium pricing for such product, the Company does not anticipate that this new product line will have a significant impact on the Company's results of operations.

     In the U.S. market for general batteries competition is based on brand name recognition, perceived quality, price, performance, product packaging and design innovation, as well as creative marketing, promotion and distribution strategies. In comparison to the U.S. battery market, the international general battery market has more competitors, is as highly competitive and has similar methods of competition.

     Competition in the hearing aid battery industry is based upon reliability, performance, quality, product packaging and brand name recognition. The Company's primary competitors in the hearing aid battery industry include Duracell, Energizer and Panasonic. The battery-powered lighting device industry is also very competitive and includes a greater number of competitors (including Black & Decker, Mag-Lite and Energizer) than the U.S. battery industry.


Employees
     As of February 28, 1998 the Company had approximately 2,100 full-time employees. The Company believes its relationship with its employees is good and there have been no work stoppages involving Company employees since 1981. A significant number of the Company's factory employees are represented by one of four labor unions. The Company has recently entered into collective bargaining agreements with its Madison, Fennimore, and Portage, Wisconsin employees, which expire in 2000 for Madison and Fennimore employees and in 2002 for Portage employees. The Company also recently entered into a collective bargaining agreement with its Washington, United Kingdom employees which expires in December 1998.


Properties and Equipment
     The following table sets forth information regarding the Company's manufacturing sites in the United States and the United Kingdom:



Location           Product                                                      Owned/Leased     Square Feet
Fennimore, WI      Alkaline batteries and Renewal rechargeable batteries            Owned         176,000
Madison, WI        Heavy duty and general purpose batteries                         Owned         158,000
Washington, UK     Zinc air button cells                                           Leased          63,000
Portage, WI        Zinc air and silver button cells                                 Owned          62,000
Appleton, WI       Lithium coin cells and alkaline computer batteries               Owned          60,600
Wonewoc, WI        Battery-powered lighting products and lantern batteries         Leased          60,000

     From fiscal 1993 through fiscal 1995 the Company has invested in all of its major battery facilities. During this period, the Company invested approximately $33 million in connection with the Fennimore Expansion. Additional investments in zinc air battery production have helped to increase output and precision of assembly as well as to increase the capacity of critical component manufacturing. Investments in lithium coin cell production have been used to build capacity for newly developed sizes of lithium coin cells as well as to increase capacity of the largest volume sizes of such cells. As part of the Company's recently announced restructuring, the Madison, Wisconsin plant will phase out the manufacture of heavy duty batteries, which will be sourced from other suppliers and the Appleton, Wisconsin plant will be closed with the manufacturing operations moved to Portage. In addition, in March 1998 the Company agreed to purchase from Matsushita a new high speed alkaline battery manufacturing production line for its Fennimore, Wisconsin plant, which is expected to increase the Company's production capacity for AA size batteries by up to 50%.

     The following table sets forth information regarding the Company's packaging and distribution sites:



Location                  Owned/Leased      Square Feet
  Middleton, WI           Leased             220,000
  Newton Aycliffe, UK     Leased              75,000
  Laverne, TN             Leased              73,000
  Hayward, CA             Leased              30,000
  Billinghausen, GER      Owned                5,000

As part of the recently announced restructuring, the Company will centralize its packaging operations into one location at its Madison, Wisconsin plant and will close its Newton Aycliffe, UK facility. In addition, in March 1998 the Company sold its Kinston, North Carolina facility. The Company believes that its facilities, in general, are adequate for its present and currently foreseeable needs.


Environmental Matters
     The Company's facilities are subject to a broad range of federal, state, local and foreign laws and regulations relating to the environment, including those governing discharges to the air and water and land, the handling and disposal of solid and hazardous substances and wastes, and the remediation of contamination associated with releases of hazardous substances at Company facilities and at off-site disposal locations. The Company has a proactive environmental management program that includes the use of periodic comprehensive environmental audits to detect and correct practices that violate environmental laws or are inconsistent with best management practices. Based on information currently available to Company management, the Company believes that it is substantially in compliance with applicable environmental regulations at its facilities, although no assurance can be provided with respect to such compliance in the future. There are no pending proceedings against the Company alleging that the Company is or has been in violation of environmental laws, and the Company is not aware of any such proceedings contemplated by governmental authorities. The Company is, however, subject to certain proceedings under CERCLA or analogous state laws, as described below.

     The Company has from time to time been required to address the effect of historic activities on the environmental condition of its properties, including without limitation the effect of releases from underground storage tanks. Several Company facilities have been in operation for decades and are constructed on fill that includes, among other materials, used batteries containing various heavy metals. The Company has accepted a deed restriction on one such property in lieu of conducting remedial activities, and may consider similar actions at other properties if appropriate. Although the Company is currently engaged in remedial projects at a few of its facilities, the Company does not expect that such projects will cause it to incur material expenditures. Nonetheless, the Company has not conducted invasive testing to identify all potential risks and, given the age of the Company's facilities and the nature of the Company's operations, there can be no assurance that the Company will not incur material liabilities in the future with respect to its current or former facilities.

     The Company has been notified that its former manganese processing facility in Covington, Tennessee is being evaluated by TDEC for a determination as to whether the facility should be added to the National Priorities List as a Superfund site pursuant to CERCLA. Groundwater monitoring conducted pursuant to the post-closure maintenance of solid waste lagoons on site, and recent groundwater testing beneath former process areas on site, indicate that there are elevated levels of certain inorganic contaminants, particularly (but not exclusively) manganese, in the groundwater underneath the site. The Company has completed closure of the aforementioned lagoons and has completed the remediation of a stream that borders the site. The Company cannot predict the outcome of TDEC's investigation of the site and there can be no assurance that the Company will not incur material liabilities in the future with respect to this site.

     The Company has been and is subject to several proceedings related to its disposal of industrial and hazardous waste at off-site disposal locations, under CERCLA or analogous state laws that hold persons who "arranged for" the disposal or treatment of such substances strictly liable for the costs incurred in responding to the release or threatened release of hazardous substances from such sites. Current and former owners and operators of such sites, and transporters of waste who participated in the selection of such sites, are also strictly liable for such costs. Liability under CERCLA is generally "joint and several," so that a responsible party under CERCLA may be held liable for all of the costs incurred at a particular site. However, as a practical matter, liability at such sites generally is allocated among all of the viable responsible parties. Some of the most significant factors for allocating liabilities to persons that disposed of wastes at Superfund sites are the relative volume of waste such persons sent to the site and the toxicity of their waste streams. Other than the Velsicol Chemical and Morton International proceedings described below (as to which there is insufficient information to make a judgment as to the likelihood of a material impact on the Company's operations, financial condition or liquidity at this time), the Company does not believe that any of its pending proceedings under CERCLA or analogous state laws, either individually or in the aggregate, will have a material impact on the Company's operations, financial condition or liquidity, and the Company is not aware of any such matters contemplated by governmental agencies that will have such an impact. However, the Company may be named as a PRP at additional sites in the future, and the costs associated with such additional or existing sites may be material. In addition, certain of the Company's facilities have been in operation for decades and, over such time, the Company and other prior operators of such facilities have generated and disposed of wastes which are or may be considered hazardous such as cadmium and mercury utilized in the battery manufacturing process.

     The Company has been named as a defendant in two lawsuits in connection with a Superfund site located in Bergen County, New Jersey (Velsicol Chemical Corporation, et al, v. A.E. Staley Manufacturing Company, et al., and Morton International, Inc. v. A.E. Staley Manufacturing Company, et al., United States District Court for the District of New Jersey, filed July 29, 1996). The Company is one of almost one hundred defendants named in these cases. Both cases involve contamination at a former mercury processing plant. One case was brought by the current owner and the other case by a former owner. The complaints in the two cases are identical, with four counts alleging claims for contribution under CERCLA, the New Jersey Spill Act, the Federal Declaratory Judgment Act and the common law. The plaintiffs allege that the Company arranged for the treatment or disposal of hazardous substances at the site. Consequently, the plaintiffs allege, the Company is liable to them for contribution toward the costs of investigating and remediating the site.

     No ad damnum is specified in either complaint. The Remedial Investigation/Feasibility Study ("RI/FS") of the site was commenced in the fall of 1997. Plaintiff's counsel estimates the cost of the RI/FS to be $4 million. There is no estimate at this juncture as to the potential cost of remediation. The Company is one of approximately 75 defendants who allegedly arranged for treatment or disposal at the site. The remaining defendants are former owners or operators of the site and adjacent industrial facilities which allegedly contributed to the contamination. Evidence developed in discovery to date indicates that while the Company was a customer of the facility, the relationship was of relatively brief duration. The cost to remediate the Bergen County Site has not been determined and the Company cannot predict the outcome of these proceedings. See "Risk Factors--Environmental Matters."

     There can be no assurances that additional proceedings relating to off-site disposal locations will not arise in the future or that such proceedings will not have a material adverse effect on the Company's business, financial condition or results of operations. The discovery of previously unknown contamination of property underlying or in the vicinity of the Company's manufacturing facilities could require the Company to incur material unforeseen expenses. Occurrences of any such events may have a material adverse effect on the Company's financial condition. See "Risk Factors--Environmental Matters." As of March 28, 1998 the Company has reserved $1.7 million for known on-site and off-site environmental liabilities. The Company believes these reserves are adequate, although there can be no assurance that this amount will be adequate to cover such matters.


Legal Proceedings
     In the ordinary course of business, various suits and claims are filed against the Company. The Company has been named as a defendant in two lawsuits in connection with a Superfund site located in Bergen County, New Jersey (Velsicol Chemical Corporation, et al. v. A.E. Staley Manufacturing Company, et al. and Morton International, Inc. v. A.E. Staley Manufacturing Company, et al., United States District Court for the District of New Jersey, filed July 29, 1996). For a discussion of the principal parties, the factual basis alleged to underlie the proceedings and the relief sought, see "Business--Environmental Matters." See also "Risk Factors--Environmental Matters." Other than the Velsicol Chemical and Morton International proceedings (as to which there is insufficient information to make a judgment as to the likelihood of a material impact on the Company's business or financial condition at this time), the Company is not party to any legal proceedings which, in the opinion of management of the Company, are material to the Company's business or financial condition.

                                  MANAGEMENT


Directors and Executive Officers
     Set forth below is certain information regarding each director and executive officer of the Company as of March 31, 1998:



Name                     Age     Position and Offices
----------------------   -----   --------------------------------------------------------
David A. Jones            48     Chairman of the Board, Chief Executive Officer and
                                 President
Kent J. Hussey            51     Executive Vice President of Finance and Administration,
                                 Chief Financial Officer and Director
Roger F. Warren           56     President/International and Contract MicroPower and
                                 Director
Trygve Lonnebotn          60     Executive Vice President of Operations and Director
Stephen P. Shanesy        41     Senior Vice President of Marketing and General Manager
                                 of General Batteries and Lights
Kenneth V. Biller         50     Senior Vice President of Manufacturing/Supply Chain
Merrell M. Tomlin         46     Senior Vice President of Sales
Randall J. Steward        43     Senior Vice President of Corporate Development
James A. Broderick        54     Vice President, General Counsel and Secretary
Scott A. Schoen           39     Director
Thomas R. Shepherd        68     Director
Warren C. Smith, Jr.      41     Director

     Mr. Jones has served as the Chairman of the Board of Directors, Chief Executive Officer and President of the Company since September 12, 1996. Between February 1995 and March 1996, Mr. Jones was Chief Operating Officer, Chief Executive Officer and Chairman of the Board of Directors of Thermoscan, Inc. From 1989 to September 1994, he served as President and Chief Executive Officer of The Regina Company, a manufacturer of vacuum cleaners and other floor care equipment. Mr. Jones has over 25 years of experience working in the consumer durables industry, most recently in management of operations, manufacturing and marketing.

     Mr. Hussey is a director of the Company and has served as Executive Vice President of Finance and Administration, Chief Financial Officer since October 1, 1996. Prior to that time and since 1994, Mr. Hussey was Vice President and Chief Financial Officer of ECC International, a producer of industrial minerals and specialty chemicals, and from 1991 to July 1994 he served as Vice President and Chief Financial Officer of The Regina Company.

     Mr. Warren is a director of the Company and has served as President/International and Contract MicroPower of the Company since 1995. Mr. Warren joined the Company in 1985 and has held several positions including Executive Vice President and General Manager and Senior Vice President and General Manager/International.

     Mr. Lonnebotn is a director of the Company and, since 1985, has served as Executive Vice President of Operations. He joined Rayovac in 1965.

     Mr. Shanesy has been the Senior Vice President of Marketing and the General Manager of General Batteries and Lights of the Company since January 1998. Prior to that time and since December 1996, Mr. Shanesy was the Senior Vice President of Marketing and the General Manager of General Batteries. From 1993 to 1996 Mr. Shanesy was Vice President of Marketing of Oscar Mayer and from 1991 to 1993 he was the Director of Marketing of Oscar Mayer. Prior to that time and since 1983, Mr. Shanesy held various marketing positions with Kraft Foods.

     Mr. Biller has been the Senior Vice President of Manufacturing/Supply Chain since January 1998. Prior to that time and since 1996 he was the Senior Vice President and General Manager of Lighting Products & Industrial and was Vice President and General Manager of Lighting Products & Industrial since 1995. Mr. Biller joined the Company in 1972 and has held several positions, including Director of Technology/Battery Products and Vice President of Manufacturing.

     Mr. Tomlin is the Senior Vice President of Sales of the Company. From March 1996 to September 30, 1996, Mr. Tomlin served as Vice President Sales of Braun of North America/Thermoscan and from August 1995 to March 1996, he served as Vice President Sales of Thermoscan, Inc. Prior to that time, Mr. Tomlin was Vice President of Sales of various divisions of Casio Electronics.

     Mr. Steward has been the Senior Vice President of Corporate Development of the Company since March 1998. From September 1997 to March 1998 Mr. Steward worked as an independent consultant. From March 1996 to September 1997, Mr. Steward served as President and General Manager of Thermoscan, Inc. From January 1992 to March 1996, he served as Executive Vice President of Finance and Administration and Chief Financial Officer of Thermoscan, Inc. Prior to January 1991, Mr. Steward was a Finance Director for a division of Medtronic Inc.

     Mr. Broderick is Vice President, General Counsel and Secretary for Rayovac and has held these positions since 1985.

     Mr. Schoen has been a director of the Company since the Recapitalization and is a managing director of THL Co., which he joined in 1986. In addition, Mr. Schoen is a Vice President of Thomas H. Lee Advisors I and Thomas H. Lee Advisors II, a Trustee of THL Equity Trust III, the General Partner of THL Equity Advisors Limited Partnership III, which is the General Partner of Thomas
H. Lee Equity Fund III L.P., and a Trustee of THL Equity Trust IV, the General Partner of THL Equity Advisors Limited Partnership IV, which is the General Partner of Thomas H. Lee Equity Fund IV, L.P. He is also a director of First Alert, Inc., Signature Brands, USA, Inc., Syratech Corporation, TransWestern Communications Corp. and various private corporations.

     Mr. Shepherd has been a director of the Company since the Recapitalization and is a managing director of THL Co. and has been engaged as a consultant to THL Co. since 1986. In addition, Mr. Shepherd is an Executive Vice President of Thomas H. Lee Advisors I and an officer of various other THL Co. affiliates. He is also a director of General Nutrition Companies, Inc. and various private corporations and is Chairman of Signature Brands, U.S.A., Inc.

     Mr. Smith has been a director of the Company since the Recapitalization and has been employed by THL Co. since 1990 and currently serves as a managing director of THL Co. In addition, Mr. Smith is a Vice President of Thomas H. Lee Advisors I, Thomas H. Lee Advisors II and T.H. Lee Mezzanine II. Mr. Smith is also, a Managing Director and Member of THL Equity Advisors Limited Partnership III, which is the general partner of Thomas H. Lee Equity Fund III L.P. and a Managing Director and member of THL Equity Advisors Limited Partnership IV, which is the general partner of Thomas H. Lee Equity Fund IV, L.P. He is also a director of Finlay Enterprises, Inc., Finlay Fine Jewelry Corporation and various private corporations.

     The Company anticipates that it will designate two additional independent persons to the Board of Directors following the Offerings.

                      PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information with respect to beneficial ownership of the Common Stock by the Selling Shareholders and each director, executive officer and beneficial owner of more than 5% of the Company's outstanding Common Stock and by all directors and executive officers of the Company as a group, at the date hereof and after giving effect to the sale of the shares of Common Stock offered hereby.


                                                                                                          Shares of Common
                                                                                             Shares      Stock Beneficially
                                                        Shares of Common         Shares    Subject to      Owned After the
                                                       Stock Beneficially        Being        Over-    Offerings and Assuming
                                                         Owned Prior to         Offered     Allotment     full Exercise of
                                                        the Offerings(2)       Hereby(3)     Options   Over-Allotment Options
                                                    ------------------------- ----------- ------------ -----------------------
                                                       Number     Percentage                              Number    Percentage
Directors, Executive Officers and 5% Shareholders     of Shares    of Class                             of Shares    of Class
--------------------------------------------------- ------------ ------------                          ----------- -----------
Thomas H. Lee Equity Fund III, L.P.(3) 75
 State Street, Ste. 2600
 Boston, MA 02109                                   14,437,064        52.6%   4,700,107   648,827      9,088,130       33.1%
Thomas H. Lee Foreign Fund III, L.P.(3)
 75 State Street, Ste. 2600
 Boston, MA 02109                                     894,341          3.3    291,160      40,193        562,988        2.1
THL--CCI Limited Partnership(4)
 75 State Street, Ste. 2600
 Boston, MA 02109                                   1,515,753          5.5    493,466      68,121        954,166        3.5
David A. Jones(5)                                     664,388          2.4    217,357      53,144        392,296        1.4
Kent J. Hussey(6)                                     144,189            *     42,588           0        101,601          *
Roger F. Warren(7)                                    629,462          2.3    219,249      53,089        357,124        1.3
Stephen P. Shanesy(8)                                 105,103            *     33,423       8,093         63,587          *
Kenneth V. Biller(9)                                  157,193            *     49,987      12,104         95,102          *
Merrell M. Tomlin(10)                                  89,620            *     28,499       6,901         54,220          *
James A. Broderick(11)                                241,399            *     78,436      19,391        143,572          *
Trygve Lonnebotn(12)                                  502,652          1.8    163,323      40,376        298,953        1.1
Randall J. Steward                                      7,500            *          0           0          7,500          *
Scott A. Schoen(3)(13)                                 72,756            *     23,686       3,270         45,800          *
Thomas R. Shepherd(13)                                 37,894            *     12,337       1,703         23,854          *
Warren C. Smith, Jr.(3)(13)                            60,640            *     19,741       2,725         38,174          *
All directors and executive officers of the
 Company as a group (12 persons)(3)(13)             2,712,796          9.6    888,626     200,796      1,621,783        5.7

Other Officers
---------------------------------------------------
Gary E. Wilson(14)                                    133,959            *     43,527       6,300         84,132          *
Kenneth G. Drescher(15)                                22,075            *      7,020           0         15,055          *
Dale R. Tetzlaff(16)                                  137,572            *     41,000           0         96,572          *
Linda G. Pauls Fleming, as trustee of the
 Fleming Trust                                          8,000            *        600           0          7,400          *

Other Selling Shareholders
---------------------------------------------------
16 Other Selling Shareholders, each of whom
 is selling less than 4,100 shares of Common Stock
 in the Offerings and will beneficially own less
 than 1% of the outstanding Common Stock after the
 Offerings                                            115,683            *     30,096       3,590         81,997          *

----------------
*Less than 1%

(1) Addresses are given only for beneficial owners of more than 5% of the outstanding shares of Common Stock.

(2) Unless otherwise noted, the nature of beneficial ownership is sole voting and/or investment power, except to the extent authority is shared by spouses under applicable law. Shares of Common Stock not outstanding but deemed beneficially owned by virtue of the right of a person or group to acquire them within 60 days are treated as outstanding only for purposes of determining the number and percent of outstanding shares of Common Stock owned by such person or group.

(3) THL Equity Advisors III Limited Partnership ("Advisors"), the general partner of the THL Fund and Thomas H. Lee Foreign Fund III, L.P., THL Equity Trust III ("Equity Trust"), the general partner of Advisors, Thomas
     H. Lee, Scott A. Schoen, Warren C. Smith, Jr. and other managing directors of THL Co., as Trustees of Equity Trust, and Thomas H. Lee as sole shareholder of Equity Trust, may be deemed to be beneficial owners of the shares of Common Stock held by such Funds. Each of such persons maintains a principal business address at Suite 2600, 75 State Street, Boston, MA 02109. Each of such persons disclaims beneficial ownership of all shares.

(4) THL Investment Management Corp., the general partner of THL-CCI Limited Partnership, and Thomas H. Lee, as director and sole shareholder of THL Investment Management Corp., may also be deemed to be beneficial owners of the shares of Common Stock held by THL-CCI Limited Partnership. Each of such persons maintains a principal business address at Suite 2600, 75 State Street, Boston, MA 02109.

(5) Includes 364,630 shares subject to options which are currently exercisable. Shares of Common Stock beneficially owned prior to the Offerings includes 4,299 shares representing Mr. Jones' proportional interest in the THL Fund, which proportional interest after the Offerings and assuming full exercise of the over-allotment options granted to the Underwriters would be 2,706 shares before giving effect to the allocation of fees and obligations to the THL Fund which allocation would reduce the number of shares representing Mr. Jones' proportional interest in the THL Fund. Mr. Jones disclaims beneficial ownership of these shares. Shares of Common Stock beneficially owned prior to the Offerings also includes 42,606 shares allocated for the account of such individual pursuant to the Deferred Compensation Plan, all of which are being sold in the Offerings.

(6) Includes 91,158 shares subject to options which are currently exercisable. Shares of Common Stock beneficially owned prior to the Offerings includes 8,419 shares allocated for the account of such individual pursuant to the Deferred Compensation Plan, all of which are being sold in the Offerings.

(7) Includes 91,158 shares subject to options which are currently exercisable. Shares of Common Stock beneficially owned prior to the Offerings includes 16,922 shares allocated for the account of such individual pursuant to the Deferred Compensation Plan, all of which are being sold in the Offerings.

(8) Includes 45,579 shares subject to options which are currently exercisable. Shares of Common Stock beneficially owned prior to the Offerings includes 14,757 shares allocated for the account of such individual pursuant to the Deferred Compensation Plan, all of which are being sold in the Offerings.

(9) Includes 45,579 shares subject to options which are currently exercisable. Shares of Common Stock beneficially owned prior to the Offerings includes 12,134 shares allocated for the account of such individual pursuant to the Deferred Compensation Plan, all of which are being sold in the Offerings.

(10) Includes 45,579 shares subject to options which are currently exercisable. Shares of Common Stock beneficially owned prior to the Offerings includes 8,386 shares allocated for the account of such individual pursuant to the Deferred Compensation Plan, all of which are being sold in the Offerings.

(11) Includes 20,000 shares subject to options which are currently exercisable and 7,974 shares allocated for the account of such individual pursuant to the Deferred Compensation Plan.

(12) Includes 68,368 shares subject to options which are currently exercisable. Shares of Common Stock beneficially owned prior to the Offerings includes 15,754 shares allocated for the account of such individual pursuant to the Deferred Compensation Plan, all of which are being sold in the Offerings.

(13) Represents the proportional interest of such individual in THL-CCI Limited Partnership; in the case of Mr. Smith, also includes 14,229 shares which Mr. Smith may be deemed to beneficially own as a result of Mr. Smith's children's proportional beneficial interest in THL-CCI Limited Partnership. The proportional interests of Mr. Smith's children in THL-CCI Limited Partnership after the Offerings, assuming full exercise of the over-allotment options granted to the Underwriters, would be 8,958 shares.

(14) Includes 20,000 shares subject to options which are currently exercisable. Shares of Common Stock beneficially owned prior to the Offerings includes 7,388 shares allocated for the account of such individual pursuant to the Deferred Compensation Plan, all of which are being sold in the Offerings.

(15) Includes 2,075 shares allocated for the account of such individual pursuant to the Deferred Compensation Plan. Shares of Common Stock beneficially owned prior to the Offerings includes 20,000 shares subject to options which are currently exercisable and shares of Common Stock beneficially owned after the Offerings assuming full exercise of the over-allotment options, includes 13,000 shares subject to options which are currently exercisable.

(16) Includes 20,000 shares subject to options which are currently exercisable. Shares of Common Stock beneficially owned prior to the Offerings includes 5,022 shares allocated for the account of such individual pursuant to the Deferred Compensation Plan, all of which are being sold in the Offerings.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     The following summaries of the principal terms of certain outstanding indebtedness of the Company do not purport to be complete and are subject to the detailed provisions of, and qualified in their entirety by reference to, the respective financing agreements, copies of which have been filed or incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part and to which exhibits reference is hereby made. Whenever particular provisions of such documents are referred to, such provisions are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by such reference.


The Amended Credit Agreement
     Pursuant to the Amended Credit Agreement, the Company has available senior bank facilities in an aggregate amount of $160.0 million.

     The Amended Credit Agreement provides a five-year reducing Revolver Facility of up to $90.0 million under which working capital loans may be made and a $10.0 million sublimit for letters of credit and a five-year amortizing Acquisition Facility of $70.0 million (together, the "Bank Facilities"). The Revolver Facility is reduced by $10.0, $15.0, and $15.0 million, respectively, on December 31, 1999, 2000 and 2001 and expires on December 31, 2002. From March 31, 1999 through December 31, 2000 the quarterly amortization rate will be 5% of the balance outstanding under the Acquisition Facility as of December 31, 1998 (the "Outstanding Balance") and from March 31, 2001 through December 31, 2002 the quarterly amortization rate will be 7.5% of the Outstanding Balance. The Acquisition Facility is subject to quarterly amortization commencing March 31, 1999 through December 31, 2002. As of December 30, 1997, all of the Company's senior term debt was replaced by revolver debt under the Revolver Facility.

     Borrowings under the Bank Facilities bear interest, in each case at the Company's option, at Bank of America National Trust and Savings Association's base rate or at IBOR plus .75%. Performance-based reductions and increases of the Bank Facilities' interest rate are available. The Company also incurs standard letter of credit fees to issuing institutions and other standard commitment fees.

     The indebtedness outstanding under the Amended Credit Agreement has been guaranteed by ROV Holding, Inc. and is secured by all existing and after-acquired personal property of the Company and its domestic subsidiaries, including the stock of all domestic subsidiaries of the Company and any intercompany debt obligations and 65% of the stock of all foreign subsidiaries (other than dormant subsidiaries) held directly by the Company or its domestic subsidiaries, and, subject to certain exceptions, all existing and after-acquired real property.

     The Amended Credit Agreement contains financial and other restrictive covenants customary and usual for credit facilities of this type, including those involving maintenance of minimum interest coverage and a required maximum leverage. The Amended Credit Agreement's covenants also restrict the ability of the Company to incur additional indebtedness, create liens, make investments or specified payments, give guarantees, merge or acquire or sell assets, and restrict certain other activities.

     "Events of Default" under the Amended Credit Agreement include, among other things, failure to make payments when due, defaults under certain other agreements or instruments of indebtedness, noncompliance with covenants, breaches of representations and warranties, certain bankruptcy or insolvency events, judgments in excess of specified amounts, pension plan defaults, impairment of security interests in collateral, invalidity of guarantees and certain "changes of control" (as defined in the Amended Credit Agreement).


The Notes
     Pursuant to an Indenture dated October 22, 1996 by and among the Company, ROV Holding, Inc. and Marine Midland Bank as trustee, the Company issued $100 million of 10-1/4% Senior Subordinated Notes Due 2006 to repay certain bridge financing incurred in connection with the Recapitalization. On March 11, 1997, the Company consummated an offer to exchange such notes for the Notes registered under the Securities Act.

     The Notes bear interest at the rate of 10-1/4% per annum, payable semi-annually on May 1 and November 1 of each year and mature on November 1, 2006. The Notes are unsecured senior subordinated general obligations of the Company and are unconditionally guaranteed on an unsecured senior subordinated basis by ROV Holding, Inc. The payment of principal of, premium, if any, and interest on the Notes and the guarantees thereon are subordinated in right of payment to all existing and future Senior Debt (as defined in the Indenture), including borrowings under the Amended Credit Agreement, whether outstanding on the date of the Indenture or thereafter incurred.

     The Notes are not redeemable at the option of the Company prior to November 1, 2001. Thereafter the Notes are subject to redemption at the option of the Company, in whole or in part, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the twelve-month period beginning November 1 of the years indicated below:



               Year                       Percentage
           ------------------------------ -------------
           2001 .........................     105.125%
           2002 .........................     103.417
           2003 .........................     101.708
           2004 and thereafter ..........     100.000

     In addition, at any time on or before October 22, 1999, the Company may redeem up to 35% of the original aggregate principal amount of the Notes with the net proceeds of a public equity offering at a redemption price equal to 109.25% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of redemption, provided that at least 65% of the original aggregate principal amount of the Notes remains outstanding immediately after such redemption. The Company applied $38.2 million of the net proceeds of the IPO to redeem or repurchase Notes in the aggregate principal amount of $35.0 million.

     Each holder of Notes has the right to require the Company to repurchase all or any part of such holder's Notes at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest thereon upon a change of control of the Company. A change of control for this purpose includes any of the following: (i) any transaction pursuant to which a person or group becomes the beneficial owner of 50% or more of the voting power of the voting stock of the Company, and more of the voting power of the Company than is at that time beneficially owned by the THL Group, (ii) the time at which individuals who were either members of the Board of Directors of the Company as of the date of the Indenture or whose election was approved by such members cease to be a majority of the directors of the Company then in office or (iii) the sale, lease, transfer or other disposition in one or a series of related transactions of all or substantially all the assets of the Company.

     The Indenture restricts, among other things, the Company's ability to incur additional indebtedness, pay dividends or make certain other restricted payments, incur liens to secure pari passu or subordinated indebtedness, engage in any sale and leaseback transaction, sell stock of subsidiaries, sell assets, merge or consolidate with any other person, sell, assign, transfer, lease, convey or otherwise dispose of substantially all of the assets of the Company, enter into certain transactions with affiliates, or incur indebtedness that is subordinate in right of payment to any Senior Debt (including indebtedness incurred under the Amended Credit Agreement and any other indebtedness permitted to be incurred under the Indenture) and senior in right of payment to the Notes. The Indenture permits, under certain circumstances, the Company's subsidiaries to be deemed unrestricted subsidiaries and thus not be subject to the restrictions of the Indenture.

     The Indenture contains standard events of default, including (i) defaults in the payment of principal, premium or interest, (ii) defaults in the compliance with covenants contained in the Indenture, (iii) cross defaults on more than $5 million of other indebtedness, (iv) failure to pay more than $5 million of judgments and (v) certain events of bankruptcy with respect to the Company and certain of its subsidiaries.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offerings, the Company will have 27,439,238 shares of Common Stock outstanding. The 7,827,507 shares of Common Stock sold in the IPO of the Company's Common Stock in November of 1997 and the 6,500,000 shares to be sold in the Offerings will be freely tradeable without restriction or further registration under the Securities Act, except for any such shares which may be acquired by or shares sold by persons deemed to be "affiliates" of the Company, as such term is defined under the Securities Act, which shares will be subject to the resale limitations of Rule 144. Substantially all other shares will be eligible for resale pursuant to Rule 144 after the Lockup Period.


     In general, under Rule 144, as currently in effect, a person (or persons whose shares are required to be aggregated) who has beneficially owned, for at least one year, shares of Common Stock that have not been registered under the Securities Act or that were acquired from an "affiliate" of the Company is entitled to sell within any three-month period the number of shares of Common Stock which does not exceed the greater of one percent of the number of then outstanding shares of Common Stock or the average weekly reported trading volume during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain notice requirements and to the availability of current public information about the Company and must be made in unsolicited brokers' transactions or to a market maker. A person (or persons whose shares are aggregated) who is not an "affiliate" of the Company under the Securities Act during the three months preceding a sale and who had beneficially owned such shares for at least two years is entitled to sell such shares under Rule 144 without regard to the volume, notice, information and manner of sale provisions of such Rule.


     An aggregate of 2,243,127 shares of Common Stock are reserved for issuance upon the exercise of outstanding options granted to employees and directors of the Company pursuant to the 1996 Plan. In November 1997, the Company registered on a registration statement on Form S-8 the shares of Common Stock issuable upon the exercise of options granted pursuant to the 1996 Plan and the Incentive Plan. Accordingly, shares issued upon exercise of such options will be freely tradeable, except for any shares held by an "affiliate" of the Company.


     No predictions can be made of the effect, if any, that sales of shares of Common Stock or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of Common Stock or the perception that such sales may occur could adversely affect the prevailing market price of Common Stock, as well as impair the ability of the Company to raise capital through the issuance of additional equity securities. See "Risk Factors--Shares Eligible for Future Sale; Potential for Adverse Effect on Stock Price; Registration Rights."


     Notwithstanding the foregoing, in connection with the Offerings, the Selling Shareholders, certain existing shareholders, the Company, its executive officers and directors and the THL Group (holding an aggregate of approximately
13.7 million shares of Common Stock upon consummation of the Offerings) have agreed, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Common Stock whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch & Co. on behalf of the Underwriters for a period of 90 days after the date of this Prospectus, other than (i) the sale to the Underwriters of the shares of Common Stock under the Underwriting Agreement, (ii) upon the exercise of outstanding stock options or
(iii) the issuance of options pursuant to the Company's stock option plans.


     In connection with the Recapitalization, the THL Fund and other affiliates of THL Co. which purchased shares of Common Stock pursuant to the Recapitalization, certain other shareholders of the Company and the Company entered into the Shareholders Agreement. The Shareholders Agreement provides for certain restrictions on transfer of the shares beneficially owned by the parties thereto. The Shareholders Agreement also provides that, subject to certain limitations, the THL Group and their permitted transferees have demand registration rights with respect to their shares of Common Stock. The THL Group and certain other shareholders also have certain piggy-back registration rights. See "Risk Factors--Shares Eligible for Future Sale; Potential for Adverse Effect on Stock Price; Registrations Rights."

                       CERTAIN UNITED STATES FEDERAL TAX
                 CONSIDERATIONS FOR NON-UNITED STATES HOLDERS


     The following is a general discussion of certain United States federal income and estate tax considerations with respect to the ownership and disposition of Common Stock applicable to Non-U.S. Holders. In general, a "Non-U.S. Holder" is any holder other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state, (iii) an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States persons have the authority to control all substantial decisions of the trust. This discussion is based on current law, which is subject to change (possibly with retroactive effect), and is for general information only. This discussion does not address aspects of United States federal taxation other than income and estate taxation and does not address all aspects of income and estate taxation or any aspects of state, local or non-United States taxes, nor does it consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder (including certain U.S. expatriates). ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSIDERATIONS OF HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.


Dividends
     In general, dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate of the gross amount (or a lower rate prescribed by an applicable income tax treaty) unless the dividends are either
(i) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, or (ii) if certain income tax treaties apply, attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder. Dividends effectively connected with such a United States trade or business or attributable to such a United States permanent establishment generally will not be subject to United States withholding tax if the Non-U.S. Holder files certain forms, including Internal Revenue Service Form 4224, with the payor of the dividend, and generally will be subject to United States federal income tax on a net income basis, in the same manner as if the Non-U.S. Holder were a resident of the United States. A Non-U.S. Holder that is a corporation may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the repatriation from the United States of its "effectively connected earnings and profits," subject to certain adjustments. To determine the applicability of a tax treaty providing for a lower rate of withholding under the currently effective United States Treasury Department regulations (the "Current Regulations"), dividends paid to an address in a foreign country are presumed to be paid to a resident of that country absent knowledge to the contrary. Under United States Treasury Department regulations issued on October 6, 1997 (the "Final Regulations") generally effective for payments made after December 31, 1998, a Non-U.S. Holder (including, in certain cases of Non-U.S. Holders that are fiscally transparent entities, the owner or owners of such entities) will be required to provide to the payor certain documentation that such Non-U.S. Holder (or the owner or owners of such fiscally transparent entities) is a foreign person in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty.


Gain on Sale or Other Disposition of Common Stock
     In general, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of such holder's shares of Common Stock unless (i) the gain either is effectively connected with a trade or business carried on by the non-U.S. Holder within the United States or, if certain income tax treaties apply, is attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder (and, in either case, the branch profits tax discussed above may also apply if the Non-U.S. Holder is a corporation); (ii) the Non-U.S. Holder is an individual who holds shares of Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of disposition, and certain other tests are met; or (iii) the Company is or has been a United States real property holding corporation (a "USRPHC") for United States federal income tax purposes (which the Company does not believe that it is or is likely to become) at any time within the shorter of the five year period preceding such disposition or such Non-U.S. Holder's holding period. If the Company were or were to become a USRPHC at any time during this period, gains realized upon a disposition of Common Stock by a Non-U.S. Holder which did not directly or indirectly own more than 5% of the Common

Stock during this period generally would not be subject to United States federal income tax, provided that the Common Stock is regularly traded on an established securities market.


Estate Tax
     Common Stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for United States federal estate tax purposes unless an applicable estate tax treaty provides otherwise, and therefore may be subject to United States federal estate tax.


Backup Withholding, Information Reporting and Other Reporting Requirements
     The Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established.

     Under the Current Regulations, United States backup withholding tax (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) and information reporting requirements (other than those discussed above under "Dividends") generally will not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States. Backup withholding and information reporting generally will apply, however, to dividends paid on shares of Common Stock to a Non-U.S. Holder at an address in the United States, if such holder fails to establish an exemption or to provide certain other information to the payor.

     Under the Current Regulations, the payment of proceeds from the disposition of Common Stock to or through a United States office of a broker will be subject to information reporting and backup withholding unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder or otherwise establishes an exemption. The payment of proceeds from the disposition of Common Stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting except as noted below. In the case of proceeds from a disposition of Common Stock paid to or through a non-U.S. office of a broker that is (i) a United States person, (ii) a "controlled foreign corporation" for United States federal income tax purposes, or (iii) a foreign person 50% or more of whose gross income from certain periods is effectively connected with a United States trade or business, information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder (and the broker has no actual knowledge to the contrary).

     Under the Final Regulations, the payment of dividends or the payment of proceeds from the disposition of Common Stock to a Non-U.S. Holder may be subject to information reporting and backup withholding unless such recipient provides to the payor certain documentation as to its status as a Non-U.S. Holder or otherwise establishes an exemption.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder's United States federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

                                 UNDERWRITING

     Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Smith Barney Inc. are acting as representatives (the "U.S. Representatives") of each of the Underwriters named below (the "U.S. Underwriters"). Subject to the terms and conditions set forth in a U.S. purchase agreement (the "U.S. Purchase Agreement") among the Company, the Selling Shareholders and the U.S. Underwriters, and concurrently with the sale of 1,300,000 shares of Common Stock to the International Managers (as defined below), the Selling Shareholders have agreed to sell to the U.S. Underwriters, and each of the U.S. Underwriters severally and not jointly has agreed to purchase from the Selling Shareholders, the number of shares of Common Stock set forth opposite their respective names below.


                                                                    Number
    U.S. Underwriter                                               of Shares
   ------------------------------------------------------------- ------------
   Merrill Lynch, Pierce, Fenner & Smith
          Incorporated .........................................
   Bear, Stearns & Co. Inc. ....................................
   Donaldson, Lufkin & Jenrette Securities Corporation .........
   Smith Barney Inc. ...........................................
                                                                  ----------
          Total ................................................  5,200,000
                                                                  =========

     The Company and the Selling Shareholders have also entered into an international purchase agreement (the "International Purchase Agreement") with certain underwriters outside the United States and Canada (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters") for whom Merrill Lynch International, Bear, Stearns International Limited, Donaldson, Lufkin & Jenrette Securities Corporation and Smith Barney Inc. are acting as lead managers (the lead "Managers"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of 5,200,000 shares of Common Stock to the U.S. Underwriters pursuant to the U.S. Purchase Agreement, the Selling Shareholders have agreed to sell to the International Managers, and the International Managers severally and not jointly have agreed to purchase from the Selling Shareholders, an aggregate of 1,300,000 shares of Common Stock. The price per share and the underwriting discount per share of Common Stock will be identical under the U.S. Purchase Agreement and the International Purchase Agreement.

     In the U.S. Purchase Agreement and the International Purchase Agreement, the several U.S. Underwriters and the several International Managers, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances, under the U.S. Purchase Agreement and the International Purchase Agreement, the commitments of non-defaulting U.S. Underwriters may be increased. The closings with respect to the sale of shares of Common Stock to be purchased by the U.S. Underwriters and International Managers are conditioned upon one another.


     The U.S. Representatives have advised the Company that the U.S. Underwriters propose initially to offer the shares of Common Stock to the public at the price set forth on the cover page of this Prospectus, and to
certain dealers at such price less a concession not in excess of $    per share
of Common Stock. The U.S. Underwriters may allow, and such dealers may reallow,
a discount not in excess of $    per share of Common Stock on sales to certain
other dealers. After the Offerings, the public offering price, concession and discount may be changed.


     The Selling Shareholders have granted options to the U.S. Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 780,000 additional shares of Common Stock at the price set forth on the cover page of this Prospectus, less the underwriting discount. The U.S. Underwriters may exercise these options solely to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the U.S. Underwriters exercise these options, each U.S. Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such U.S. Underwriters' initial amount reflected in the foregoing table. The Selling Shareholders also have granted options to the

International Managers, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 195,000 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the U.S. Underwriters.

     The Company, the Selling Shareholders, and the Company's executive officers and directors, the THL Group and certain other shareholders have agreed, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or thereafter acquired by the person or entity executing the agreement or with respect to which the person or entity executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Common Stock whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters for a period of 90 days after the date of this Prospectus. See "Shares Eligible for Future Sale."

     The THL Group, the beneficial owner of more than 10% of the Company's outstanding Common Stock, may be deemed to be an affiliate of Sutro & Co. Incorporated and Tucker Anthony Incorporated, members of the NASD, which may participate in the U.S. Offering and the International Offering. Accordingly, the U.S. Offering and the International Offering will be conducted in accordance with NASD Conduct Rule 2720.

     The U.S. Underwriters and the International Managers have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the U.S. Underwriters and the International Managers are permitted to sell shares of Common Stock to each other for purposes of resale at the offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

     The Common Stock is listed on the New York Stock Exchange under the symbol "ROV."

     The Underwriters and International Managers do not intend to confirm sales of the Common Stock offered hereby to any accounts over which they exercise discretionary authority.

     The Company and the Selling Shareholders have agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments which the U.S. Underwriters and International Managers may be required to make in respect thereof.

     Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission (the "Commission") may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the U.S. Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the Offerings, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the U.S. Representatives may reduce that short position by purchasing Common Stock in the open market. The U.S. Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might have been in the absence of such purchases.

     None of the Company, the Selling Shareholders or any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, none of the Company, the Selling Shareholders or any of the Underwriters makes any representation that the U.S. Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Donaldson, Lufkin & Jenrette Securities Corporation and its affiliate, DLJ Capital Funding, Inc., have provided from time to time, and may provide in the future, commercial and investment banking services to the Company and its affiliates, including in connection with the Credit Agreement between the Company, BA Securities, Inc., Donaldson, Lufkin & Jenrette Securities Corporation and its affiliate DLJ Capital Funding, Inc. as arrangers for a group of financial institutions and accredited investors which provided the Company with senior bank facilities in an aggregate amount of $170 million.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby and certain legal matters for the Selling Shareholders will be passed upon by DeWitt Ross & Stevens s.c., Madison, Wisconsin. Certain other legal matters relating to the Offering will be passed upon for the Company and the Selling Shareholders by Skadden, Arps, Slate, Meagher & Flom LLP, Boston, Massachusetts. Certain legal matters will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York. Fried, Frank, Harris, Shriver & Jacobson will rely on the opinion of DeWitt Ross & Stevens s.c. as to certain matters of Wisconsin law.


                                    EXPERTS

     The financial statements and schedule of the Company and Subsidiaries as of September 30, 1997, and for the year then ended, have been included or incorporated by reference herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere or incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of the Company and Subsidiaries as of June 30, 1996 and as of September 30, 1996 and for each of the years in the two-year period ended June 30, 1996, and the Transition Period ended September 30, 1996 have been included herein in reliance upon the report of Coopers & Lybrand L.L.P., independent certified public accountants, appearing elsewhere herein, given upon the authority of said firm as experts in accounting and auditing.

     In June 1997, KPMG Peat Marwick LLP replaced Coopers & Lybrand L.L.P. as the Company's independent accountants. The decision to engage KPMG Peat Marwick LLP was made with the approval of the Company's Audit Committee.

     The Company believes, and it has been advised by Coopers & Lybrand L.L.P. that it concurs in such belief, that, during the period of its engagement, the Company and Coopers & Lybrand L.L.P. did not have any disagreement on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Coopers & Lybrand L.L.P., would have caused it to make reference in connection with its report on the Company's financial statements to the subject matter of the disagreement.

     The report of Coopers & Lybrand L.L.P. on the Company's consolidated financial statements as of June 30, 1995 and 1996 and as of September 30, 1996 and for each of the years in the two-year period ended June 30, 1996, and the Transition Period ended September 30, 1996, did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. During that period and through the date of their termination there were no "reportable events" within the meaning of
Item 304(a)(1)(v) of Regulation S-K promulgated under the Securities Act.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, and in accordance therewith files periodic reports and other information with the Commission. The Company has filed with the Commission the Registration Statement under the Securities Act with respect to the shares of Common Stock being offered in the Offerings. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description thereof. Such reports, the Registration Statement and other exhibits and other information omitted from this Prospectus may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Additionally, the Commission maintains a World Wide Web site at (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission through the Electronic Data Gathering, Analysis and Retrieval System. Such reports, proxy statements and other information may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

     The Company intends to furnish its shareholders with annual reports containing audited financial statements of the Company and quarterly reports containing unaudited financial information for the Company for the first three fiscal quarters of each fiscal year.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed with the Commission, are incorporated herein by reference:

(1) The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1997;

(2) The Company's Quarterly Report on Form 10-Q for the quarterly period ended December 27, 1997; and

(3) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed under Section 12 of the Exchange Act dated November 11, 1997.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offerings made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in this Prospectus, in a supplement to this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed supplement to this Prospectus or in any document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents. Requests for such copies should be directed to: Rayovac Corporation, 601 Rayovac Drive, Madison, Wisconsin, 53711-2497, Attention: James A. Broderick, Vice President, General Counsel and Secretary (Telephone: (608) 275-3340).

                     RAYOVAC CORPORATION AND SUBSIDIARIES

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                        Page
                                                                       -----
Independent Auditors' Report .......................................    F-2
Independent Auditors' Report .......................................    F-3
Consolidated Balance Sheets ........................................    F-4
Consolidated Statements of Operations ..............................    F-5
Consolidated Statements of Cash Flows ..............................    F-6
Consolidated Statements of Shareholders' Equity (Deficit) ..........    F-7
Notes to Consolidated Financial Statements .........................    F-8

                          Independent Auditors' Report





The Board of Directors
Rayovac Corporation:






We have audited the accompanying consolidated balance sheet of Rayovac Corporation and Subsidiaries as of September 30, 1997, and the related consolidated statements of operations, shareholders' deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying consolidated financial statements of Rayovac Corporation and Subsidiaries as of June 30, 1996 and September 30, 1996, and for each of the years ended June 30, 1995 and 1996, and the transition period from July 1, 1996 to September 30, 1996, were audited by other auditors whose report thereon dated November 22, 1996, except for notes 2n and 2r as to which the date is April 1, 1998 expressed an unqualified opinion on those statements.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the fiscal year 1997 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rayovac Corporation and Subsidiaries as of September 30, 1997, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



KPMG PEAT MARWICK LLP




Milwaukee, Wisconsin
October 28, 1997, except as to
note 2n., which is as of April 1, 1998

                          Independent Auditors' Report



To the Board of Directors of
Rayovac Corporation


     We have audited the accompanying consolidated balance sheets of Rayovac Corporation and Subsidiaries as of June 30, 1996 and September 30, 1996, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for each of the two years in the period ended June 30, 1996 and the period July 1, 1996 to September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rayovac Corporation and Subsidiaries as of June 30, 1996 and September 30, 1996, and the results of their operations and their cash flows for each of the two years in the period ended June 30, 1996 and the period July 1, 1996 to September 30, 1996, in conformity with generally accepted accounting principles.



COOPERS & LYBRAND L.L.P.


Milwaukee, Wisconsin

November 22, 1996,
except for notes 2n and 2r
as to which the date is
April 1, 1998

                     RAYOVAC CORPORATION AND SUBSIDIARIES


                          CONSOLIDATED BALANCE SHEETS
                (Dollars in thousands, except per share amounts)



                                                                    June 30,    September 30,   September 30,
                                                                      1996           1996           1997
                                                                  ------------ --------------- --------------
ASSETS
Current assets:
 Cash and cash equivalents ......................................   $  2,190     $    4,255      $    1,133
 Receivables:
   Trade accounts receivable, net of allowance for doubtful
    receivables of $786, $722 and $1,221, respectively ..........     55,830         62,320          76,590
   Other ........................................................      2,322          4,156           3,079
 Inventories ....................................................     66,941         70,121          58,551
 Deferred income taxes ..........................................      5,861          9,158           9,099
 Prepaid expenses and other .....................................      4,975          4,864           5,928
                                                                    --------     ----------      ----------
      Total current assets ......................................    138,119        154,874         154,380
                                                                    --------     ----------      ----------
Property, plant and equipment, net ..............................     73,181         68,640          65,511
Deferred charges and other ......................................      9,655          7,413           7,713
Debt issuance costs .............................................        173         12,764           9,277
                                                                    --------     ----------      ----------
      Total assets ..............................................   $221,128     $  243,691      $  236,881
                                                                    ========     ==========      ==========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
 Current maturities of long-term debt ...........................   $ 11,631     $    8,818      $   23,880
 Accounts payable ...............................................     38,695         46,921          57,259
 Accrued liabilities:
   Wages and benefits ...........................................      6,126          5,894           9,343
   Accrued interest .............................................      1,890            631           5,613
   Recapitalization and other special charges ...................         --         14,942           4,612
   Other ........................................................     16,557         13,019          19,856
                                                                    --------     ----------      ----------
      Total current liabilities .................................     74,899         90,225         120,563
                                                                    --------     ----------      ----------
Long-term debt, net of current maturities .......................     69,718        224,845         183,441
Employee benefit obligations, net of current portion ............     12,141         12,138          11,291
Deferred income taxes ...........................................      2,584            142             735
Other ...........................................................        162          2,061           1,446
                                                                    --------     ----------      ----------
      Total liabilities .........................................    159,504        329,411         317,476
                                                                    --------     ----------      ----------
Shareholders' equity (deficit):
 Common stock, $.01 par value, authorized 90,000 shares;
   issued 50,000 shares; outstanding 49,500, 20,470 and
   20,581 shares, respectively ..................................        500            500             500
 Rayovac International Corporation common stock, $.50 value, authorized 18 shares; issued and outstanding 10 shares at
   June 30, 1996 ................................................          5             --              --
 Additional paid-in capital .....................................     12,000         15,970          15,974
 Foreign currency translation adjustment ........................      1,650          1,689           2,270
 Notes receivable from officers/shareholders ....................         --           (500)         (1,658)
 Retained earnings ..............................................     48,002         25,143          31,321
                                                                    --------     ----------      ----------
                                                                      62,157         42,802          48,407
 Less stock held in trust for deferred compensation
   plan, 160 shares .............................................         --             --            (962)
 Less treasury stock, at cost, 500, 29,530 and 29,419 shares,
   respectively .................................................       (533)      (128,522)       (128,040)
                                                                    --------     ----------      ----------
Total shareholders' equity (deficit) ............................     61,624        (85,720)        (80,595)
                                                                    --------     ----------      ----------
Total liabilities and shareholders' equity (deficit) ............   $221,128     $  243,691      $  236,881
                                                                    ========     ==========      ==========

          See accompanying notes to consolidated financial statements.

                     RAYOVAC CORPORATION AND SUBSIDIARIES


                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (Dollars in thousands, except per share amounts)




                                                                                       Transition
                                                          Year ended June 30,         Period ended       Year ended
                                                     -----------------------------    September 30,     September 30,
                                                          1995            1996             1996             1997
                                                     -------------   -------------   ---------------   --------------
Net sales ........................................     $ 415,224       $ 423,354        $ 101,880        $ 432,552
Cost of goods sold ...............................       237,126         239,343           59,242          234,569
                                                       ---------       ---------        ---------        ---------
  Gross profit ...................................       178,098         184,011           42,638          197,983
                                                       ---------       ---------        ---------        ---------
Operating expenses:
 Selling .........................................       108,703         116,525           27,796          122,055
 General and administrative ......................        32,861          31,767            8,628           32,205
 Research and development ........................         5,005           5,442            1,495            6,196
 Recapitalization charges ........................            --              --           12,326               --
 Other special charges ...........................            --              --           16,065            3,002
                                                       ---------       ---------        ---------        ---------
                                                         146,569         153,734           66,310          163,458
                                                       ---------       ---------        ---------        ---------
  Income (loss) from operations ..................        31,529          30,277          (23,672)          34,525
Interest expense .................................         8,644           8,435            4,430           24,542
Other expense, net ...............................           230             552               76              378
                                                       ---------       ---------        ---------        ---------
Income (loss) before income taxes and
 extraordinary item ..............................        22,655          21,290          (28,178)           9,605
Income tax expense (benefit) .....................         6,247           7,002           (8,904)           3,419
                                                       ---------       ---------        ---------        ---------
Income (loss) before extraordinary item ..........        16,408          14,288          (19,274)           6,186
Extraordinary item, loss on early
 extinguishment of debt, net of income tax
 benefit of $777..................................            --              --           (1,647)              --
                                                       ---------       ---------        ---------        ---------
  Net income (loss) ..............................     $  16,408       $  14,288        $ (20,921)       $   6,186
                                                       =========       =========        =========        =========
Basic net income (loss) per commons share:
 Income (loss) before extraordinary item .........     $    0.33       $    0.29        $   (0.44)       $    0.30
 Extraordinary item ..............................            --              --            (0.04)              --
                                                       ---------       ---------        ---------        ---------
  Net income (loss) ..............................     $    0.33       $    0.29        $   (0.48)       $    0.30
                                                       =========       =========        =========        =========
Weighted average shares of common stock
 outstanding .....................................        50,000          49,643           43,820           20,530
                                                       =========       =========        =========        =========
Diluted net income (loss) per common share:
 Income (loss) before extraordinary item .........     $    0.33       $    0.29        $   (0.44)       $    0.30
 Extraordinary item ..............................            --              --            (0.04)              --
                                                       ---------       ---------        ---------        ---------
  Net income (loss) ..............................     $    0.33       $    0.29        $   (0.48)       $    0.30
                                                       =========       =========        =========        =========
Weighted average shares of common stock
 and equivalents outstanding .....................        50,000          49,643           43,820           20,642
                                                       =========       =========        =========        =========



          See accompanying notes to consolidated financial statements.

                      RAYOVAC CORPORATION AND SUBSIDIARIES


                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                (Dollars in thousands, except per share amounts)



                                                                                                  Transition
                                                                       Year ended June 30,       Period ended    Year ended
                                                                  ----------------------------  September 30,   September 30,
                                                                      1995           1996            1996           1997
                                                                  ------------ --------------- --------------- --------------
Cash flows from operating activities:
 Net income (loss) ..............................................  $   16,408    $  14,288       $  (20,921)     $    6,186
 Adjustments to reconcile net income (loss) to net cash
   provided (used) by operating activities:
   Recapitalization and other special charges ...................          --           --           13,449              --
   Extraordinary item, loss on early extinguishment of debt .....          --           --            2,424              --
   Amortization of debt issuance costs ..........................         103           53            1,609           3,563
   Depreciation .................................................      11,024       11,932            3,279          11,308
   Deferred income taxes ........................................         346            3           (5,739)            652
   Loss (gain) on disposal of fixed assets ......................         110         (108)           1,289            (326)
   Curtailment gain .............................................          --           --               --          (2,923)
   Changes in assets and liabilities:
    Accounts receivable .........................................      (2,537)      (6,166)          (8,940)        (14,794)
    Inventories .................................................       9,004       (1,779)          (3,078)         11,987
    Prepaid expenses and other ..................................        (990)       1,148              741            (563)
    Accounts payable and accrued liabilities ....................       2,051       (1,526)            (185)         30,905
    Accrued recapitalization and other special charges ..........          --           --           14,942         (10,330)
                                                                   ----------    ---------       ----------      ----------
    Net cash provided (used) by operating activities ............      35,519       17,845           (1,130)         35,665
                                                                   ----------    ---------       ----------      ----------
Cash flows from investing activities:
 Purchases of property, plant and equipment .....................     (16,938)      (6,646)          (1,248)        (10,856)
 Proceeds from sale of property, plant and equipment ............         139          298            1,281              52
                                                                   ----------    ---------       ----------      ----------
    Net cash provided (used) by investing activities ............     (16,799)      (6,348)              33         (10,804)
                                                                   ----------    ---------       ----------      ----------
Cash flows from financing activities:
 Reduction of debt ..............................................    (106,383)    (104,526)        (107,090)       (135,079)
 Proceeds from debt financing ...................................      85,698       96,252          259,489         108,890
 Cash overdraft .................................................       3,925        2,339           (2,493)            164
 Debt issuance costs ............................................          --           --          (14,373)             --
 Extinguishment of debt .........................................          --           --           (2,424)             --
 Proceeds from direct financing lease ...........................          --           --               --             100
 Distributions from DISC ........................................      (1,500)      (5,187)          (1,943)             --
 Issuance of stock ..............................................          --           --               --             271
 Acquisition of treasury stock ..................................          --         (533)        (127,925)         (3,343)
 Exercise of stock options ......................................          --           --               --           1,438
 Payments on capital lease obligation ...........................          --         (295)             (84)           (426)
                                                                   ----------    ---------       ----------      ----------
    Net cash provided (used) by financing activities ............     (18,260)     (11,950)           3,157         (27,985)
                                                                   ----------    ---------       ----------      ----------
Effect of exchange rate changes on cash and cash
 equivalents ....................................................        (345)          (2)               5               2
                                                                   ----------    ------------    ----------      ----------
    Net increase (decrease) in cash and cash equivalents ........         115         (455)           2,065          (3,122)
Cash and cash equivalents, beginning of period ..................       2,530        2,645            2,190           4,255
                                                                   ----------    -----------     ----------      ----------
Cash and cash equivalents, end of period ........................  $    2,645    $   2,190       $    4,255      $    1,133
                                                                   ==========    ===========     ==========      ==========
Supplemental disclosure of cash flow information:
 Cash paid for interest .........................................  $    8,789    $   7,535       $    7,977      $   16,030
 Cash paid for income taxes .....................................       8,821        5,877              419           1,172
                                                                   ==========    ===========     ==========      ==========


          See accompanying notes to consolidated financial statements.

                     RAYOVAC CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                (Dollars in thousands, except per share amounts)



                                                                             Rayovac
                                                                          International
                                                                           Corporation
                                                                           common stock                   Foreign
                                                       Common Stock           (DISC)       Additional     currency
                                                  --------------------- -----------------    paid-in    translation
                                                     Shares     Amount   Shares   Amount     capital     adjustment
                                                  ------------ -------- -------- -------- ------------ -------------
Balances at June 30, 1994 .......................     50,000     $500       10    $  5       $12,000      $1,555
                                                      ------     ----       --    ----       -------      ------
Net income ......................................         --       --       --      --            --          --
Distributions from DISC .........................         --       --       --      --            --          --
Translation adjustment ..........................         --       --       --      --            --         424
Adjustment of additional minimum pension
 liability ......................................         --       --       --      --            --          --
                                                      ------     ----       --    ----       -------      ------
Balances at June 30, 1995 .......................     50,000      500       10       5        12,000       1,979
                                                      ------     ----       --    ----       -------      ------
Net income ......................................         --       --       --      --            --          --
Distributions from DISC .........................         --       --       --      --            --          --
Translation adjustment ..........................         --       --       --      --            --        (329)
Adjustment of additional minimum pension
 liability ......................................         --       --       --      --            --          --
Treasury stock acquired .........................       (500)      --       --      --            --          --
                                                      ------     ----       --    ----       -------      ------
Balances at June 30, 1996 .......................     49,500      500       10       5        12,000       1,650
                                                      ------     ----       --    ----       -------      ------
Net loss ........................................         --       --       --      --            --          --
Common stock acquired in Recapitalization .......    (29,030)      --       --      --            --          --
Exercise of stock options .......................         --       --       --      --         3,970          --
Increase in cost of existing treasury stock .....         --       --       --      --            --          --
Note receivable from officers/shareholders ......         --       --       --      --            --          --
Termination of DISC .............................         --       --      (10)     (5)           --          --
Translation adjustment ..........................         --       --       --      --            --          39
                                                     -------     ----      ---    ------     -------      ------
Balances at September 30, 1996 ..................     20,470      500       --      --        15,970       1,689
                                                     -------     ----      ---    ------     -------      ------
Net income ......................................         --       --       --      --            --          --
Sale of common stock ............................        111       --       --      --             4          --
Treasury stock acquired .........................       (556)      --       --      --            --          --
Exercise of stock options and sale of common
 stock to trust .................................        556       --       --      --            --          --
Notes receivable from officers/shareholders .....         --       --       --      --            --          --
Adjustment of additional minimum pension
 liability ......................................         --       --       --      --            --          --
Translation adjustment ..........................         --       --       --      --            --         581
                                                     -------     ----      ---    ------     -------      ------
Balances at September 30, 1997 ..................     20,581     $500       --    $ --       $15,974      $2,270
                                                     =======     ====      ===    ======     =======      ======



                                                       Notes                                                 Total
                                                    receivable                    Stock                  shareholders'
                                                     officers/      Retained     held in     Treasury       equity
                                                   shareholders     earnings      trust       stock        (deficit)
                                                  -------------- -------------- --------- ------------- --------------
Balances at June 30, 1994 .......................    $     --      $  23,862     $   --    $       --     $  37,922
                                                     --------      ---------     ------    ----------     ---------
Net income ......................................          --         16,408         --            --        16,408
Distributions from DISC .........................          --         (1,500)        --            --        (1,500)
Translation adjustment ..........................          --             --         --            --           424
Adjustment of additional minimum pension
 liability ......................................          --            333         --            --           333
                                                     --------      ---------     ------    ----------     ---------
Balances at June 30, 1995 .......................          --         39,103         --            --        53,587
                                                     --------      ---------     ------    ----------     ---------
Net income ......................................          --         14,288         --            --        14,288
Distributions from DISC .........................          --         (5,187)        --            --        (5,187)
Translation adjustment ..........................          --             --         --            --          (329)
Adjustment of additional minimum pension
 liability ......................................          --           (202)        --            --          (202)
Treasury stock acquired .........................          --             --         --          (533)         (533)
                                                     --------      ---------     ------    ----------     ---------
Balances at June 30, 1996 .......................          --         48,002         --          (533)       61,624
                                                     --------      ---------     ------    ----------     ---------
Net loss ........................................          --        (20,921)        --            --       (20,921)
Common stock acquired in Recapitalization .......          --             --         --      (127,425)     (127,425)
Exercise of stock options .......................          --             --         --            --         3,970
Increase in cost of existing treasury stock .....          --             --         --          (564)         (564)
Note receivable from officers/shareholders ......        (500)            --         --            --          (500)
Termination of DISC .............................          --         (1,938)        --            --        (1,943)
Translation adjustment ..........................          --             --         --            --            39
                                                     --------      ---------     ------    ----------     ---------
Balances at September 30, 1996 ..................        (500)        25,143         --      (128,522)      (85,720)
                                                     --------      ---------     ------    ----------     ---------
Net income ......................................          --          6,186         --            --         6,186
Sale of common stock ............................          --             --         --           482           486
Treasury stock acquired .........................          --             --         --        (3,343)       (3,343)
Exercise of stock options and sale of common
 stock to trust .................................          --             --       (962)        3,343         2,381
Notes receivable from officers/shareholders .....      (1,158)            --         --            --        (1,158)
Adjustment of additional minimum pension
 liability ......................................          --             (8)        --            --            (8)
Translation adjustment ..........................          --             --         --            --           581
                                                     --------      -----------   ------    ----------     -----------
Balances at September 30, 1997 ..................    $ (1,658)     $  31,321     $ (962)   $ (128,040)    $ (80,595)
                                                     ========      ===========   ======    ==========     ===========

                     RAYOVAC CORPORATION AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (In thousands, except per share amounts)

1. Description of Business and Recapitalization

     Rayovac Corporation and its wholly owned subsidiaries (Company) manufacture and market a variety of battery types including general (alkaline, rechargeables, heavy duty, lantern and general purpose), button cell and lithium. The Company also produces a variety of lighting devices such as flashlights and lanterns. The Company's products are sold primarily to retailers in the United States, Canada, Europe, and the Far East.

     Effective as of September 12, 1996, the Company, all of the shareholders of the Company, Thomas H. Lee Equity Fund III L.P. (Lee Fund) and other affiliates of Thomas H. Lee Company (THL Co.) completed a recapitalization of the Company (Recapitalization) pursuant to which: (i) the Company obtained senior financing in an aggregate of $170,000, of which $131,000 was borrowed at the closing of the Recapitalization; (ii) the Company obtained $100,000 in financing through the issuance of senior subordinated increasing rate notes of the Company (Bridge Notes); (iii) the Company redeemed a portion of the shares of common stock held by the former President and Chief Executive Officer of the Company; (iv) the Lee Fund and other affiliates of THL Co. purchased for cash shares of common stock owned by shareholders of the Company; and (v) the Company repaid certain of its outstanding indebtedness, including prepayment fees and penalties. The prepayment fees and penalties paid have been recorded as an extraordinary item in the Consolidated Statements of Operations. Other non-recurring charges of $12,300 related to the Recapitalization were also expensed, including $2,200 in advisory fees paid to the financial advisor to the Company's selling shareholders; various legal and consulting fees of $2,800; and $7,300 of stock option compensation, severance payments and employment contract settlements for the benefit of certain present and former officers, directors and management of the Company. Payment for these costs was or is expected to be as follows: (i) $8,900 was paid prior to September 30, 1996; (ii) $2,815 was paid in fiscal year 1997 and (iii) $585 is expected to be paid in fiscal year 1998.

     In 1996, the Company changed its fiscal year end from June 30 to September
30. For clarity of presentation herein, the period from July 1, 1996, to September 30, 1996 is referred to as the "Transition Period Ended September 30, 1996" or "Transition Period."


2. Significant Accounting Policies and Practices

   a. Principles of Combination and Consolidation: The consolidated financial statements include the financial statements of Rayovac Corporation and its wholly owned subsidiaries. Rayovac International Corporation, a Domestic International Sales Corporation (DISC) which was owned by the Company's shareholders, was combined with Rayovac Corporation through August 1996, when the DISC was terminated and the net assets distributed to its shareholders. All intercompany transactions have been eliminated. For reporting purposes, all financial statements are referred to as "consolidated" financial statements.

   b. Revenue Recognition: The Company recognizes revenue from product sales upon shipment to the customer.

   c. Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   d. Cash Equivalents: For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

   e. Concentrations of Credit Risk, Major Customers and Employees: The Company's trade receivables are subject to concentrations of credit risk as three principal customers accounted for 26%, 24% and 24% of the outstanding trade receivables as of June 30, 1996, and September 30, 1996 and 1997, respectively. The Company derived 28%, 28%, 25% and 29% of its net sales during the years ended June 30, 1995

                     RAYOVAC CORPORATION AND SUBSIDIARIES

                    (In thousands, except per share amounts)

2. Significant Accounting Policies and Practices--Continued

      and 1996, the Transition Period, and the year ended September 30, 1997, respectively, from the same three customers.

        The Company has one customer that represented over 10% of its net sales. The Company derived 16%, 18%, 18%, and 20% of its net sales from this customer during the years ended June 30, 1995 and 1996, the Transition Period, and the year ended September 30, 1997, respectively.

        A significant number of the Company's factory employees are represented by one of four labor unions. The Company has recently entered into collective bargaining agreements with its Madison and Fennimore, Wisconsin employees each of which expires in 2000. The Company's collective bargaining agreement with 24 of its Washington, United Kingdom employees is scheduled to expire in December 1997. In addition, the Company's collective bargaining agreements with its 5 Hayward, California and 203 Portage, Wisconsin employees are scheduled to expire in May and July 1998, respectively. The Company believes its relationship with its employees is good and there have been no work stoppages involving Company employees since 1981.

   f. Displays and Fixtures: The costs of displays and fixtures are capitalized and recorded as a prepaid asset and charged to expense when shipped to a customer location. Such prepaid assets amount to approximately $1,068, $730 and $1,456 as of June 30, 1996, and September 30, 1996 and 1997, respectively.

   g. Inventories: Inventories are stated at lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

   h. Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Depreciable lives by major classification are as follows:

        Building and improvements .............. 20-30 years
        Machinery, equipment and other .........  5-20 years

   i. Debt Issuance Costs: Debt issuance costs are capitalized and amortized to interest expense over the lives of the related debt agreements.

   j. Accounts Payable: Included in accounts payable at June 30, 1996, and September 30, 1996 and 1997, is approximately $7,805, $5,312, and $5,476, respectively, of book overdrafts on disbursement accounts which were replenished prior to the presentation of checks for payment.

   k. Income Taxes: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

   l. Foreign Currency Translation: Assets and liabilities of the Company's foreign subsidiaries are translated at the rate of exchange existing at year-end, with revenues, expenses, and cash flows translated at the average of the monthly exchange rates. Adjustments resulting from translation of the financial statements are accumulated as a separate component of shareholders' equity (deficit). Exchange gains (losses) on foreign currency transactions aggregating ($112), ($750), ($70), and ($639) for the years ended June 30, 1995 and 1996, the Transition Period, and the year ended September 30, 1997, respectively, are included in other expense, net, in the Consolidated Statements of Operations.

                     RAYOVAC CORPORATION AND SUBSIDIARIES

                    (In thousands, except per share amounts)


2. Significant Accounting Policies and Practices--Continued

   m. Advertising Costs: The Company incurred expenses for advertising of $25,556, $29,976, $7,505 and $24,326 in the years ended June 30, 1995 and 1996, the Transition Period, and the year ended September 30, 1997, respectively. The Company expenses advertising production costs as such costs are incurred.


   n. Per Share Data: The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("FAS No. 128"), in Fiscal 1998. This statement replaces the presentation of primary and fully diluted EPS with basic and diluted EPS. Basic EPS is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Basic EPS does not consider common stock equivalents. Diluted EPS reflects the dilution that would occur if convertible debt securities and employee stock options were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the net income of the entity. The computation of diluted EPS uses the "if converted" and "treasury stock" methods to reflect dilution. All prior period EPS data presented has been restated for the adoption of FAS No. 128. The difference between the number of shares used in the two calculations is due to employee stock options.

      The Company also complies with certain requirements of the Securities and Exchange Commission with respect to the calculation of earnings per share for initial public offerings.


   o. Derivative Financial Instruments: Derivative financial instruments are used by the Company principally in the management of its interest rate, foreign currency and raw material price exposures.

        The Company uses interest rate swaps to manage its interest rate risk. The net amounts to be paid or received under interest rate swap agreements designated as hedges are accrued as interest rates change and are recognized over the life of the swap agreements, as an adjustment to interest expense from the underlying debt to which the swap is designated. The related amounts payable to, or receivable from, the counterparties are included in accounts payable or accounts receivable. The Company has entered into an interest rate swap agreement which effectively fixes the interest rate on floating rate debt at a rate of 6.16% for notional principal amount of $62,500 through October 1999. The fair value of this contract at September 30, 1997 is ($159).

        The Company enters into forward foreign exchange contracts relating to the anticipated settlement in local currencies of intercompany purchases and sales. These contracts generally require the Company to exchange foreign currencies for U.S. dollars. The contracts are marked to market, and the related adjustment is recognized in other expense, net. The related amounts payable to, or receivable from, the counterparties are included in accounts payable or accounts receivable. The Company has approximately $3,100 of forward exchange contracts at September 30, 1997. The fair value at September 30, 1997, approximated the contract value.

        The Company is exposed to risk from fluctuating prices for commodities used in the manufacturing process. The Company hedges some of this risk through the use of commodity calls and puts. The Company is buying calls, which allow the Company to purchase a specified quantity of zinc through a specified date for a fixed price, and writing puts, which allow the buyer to sell to the Company a specified quantity of zinc through a specified date at a fixed price. The maturity of, and the quantities covered by, the contracts highly correlate to the Company's anticipated purchases of the commodity. The cost of the calls, and the premiums received from the puts, are amortized over the life of the agreements and are recorded in cost of goods sold, along with the effect of the put and call agreements. At September 30, 1997, the Company has purchased a series of calls with a contract value of approximately $2,800 and sold a series of puts with a contact value of approximately $2,400 for the period from October through March designed to set a ceiling and floor price. While these transactions have no carrying value, the fair value of these contracts was approximately $138 at September 30, 1997. The Company has a receivable at September 30, 1997, of approximately $222 in the accompanying consolidated balance sheet from the settlement of September contracts.

                     RAYOVAC CORPORATION AND SUBSIDIARIES

                    (In thousands, except per share amounts)


2. Significant Accounting Policies and Practices--Continued

        These fair values represent the estimated amount the Company would receive or pay to terminate agreements at September 30, 1997, taking into consideration current market rates and the current credit worthiness of the counterparties based on dealer quotes. The Company may be exposed to credit loss in the event of nonperformance by the counterparties to these contracts, but does not anticipate such nonperformance.

   p. Environmental Expenditures: Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed. The Company determines its liability on a site by site basis and records a liability at the time when it is probable and can be reasonably estimated. The estimated liability is not reduced for possible recoveries from insurance carriers.

   q. Stock Split: In September 1996, the Company's Board of Directors declared a five-for-one stock split. A total of 16,376 additional shares were issued in conjunction with the stock split to shareholders of record. All applicable share and per share amounts herein have been restated to reflect the stock split retroactively.

   r. Reclassification: Certain prior year amounts have been reclassified to conform with the current year presentation.

        The Company has reclassified certain promotional expenses, previously reported as a reduction of net sales, to selling expense. The amounts which have been reclassified are $24,236 and $23,970 for the years ended June 30, 1995 and 1996, respectively, $6,899 for the Transition Period ended September 30, 1996, and $28,702 for the year ended September 30, 1997.

   s. Impact of Recently Issued Accounting Standards: In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128, Earnings Per Share (FAS 128). FAS 128 will be effective for periods ending after December 15, 1997, and specifies the computation, presentation, and disclosure requirements for earnings per share. Adoption of this accounting standard is not expected to have a material effect on the earnings per share computations of the Company assuming the current capital structure.

        In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (FAS 130), which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. All items that are required to be recognized under accounting standards as components of comprehensive income are to be reported in a financial statement that is displayed with the same prominence as other financial statements. FAS 130 requires that an enterprise (i) classify items of other comprehensive income by their nature in a financial statement, and
      (ii) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in-capital in the equity section of the balance sheet. FAS 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company is evaluating the effect of this pronouncement on its consolidated financial statements.

        In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (FAS 131), which is effective for financial statements for periods beginning after December 15, 1997. FAS 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company is evaluating the effect of this pronouncement on its consolidated financial statements.

                     RAYOVAC CORPORATION AND SUBSIDIARIES

                    (In thousands, except per share amounts)

3. Inventories


     Inventories consist of the following:

                                                June 30,     September 30,     September 30,
                                                  1996            1996             1997
                                               ----------   ---------------   --------------
   Raw material ............................    $24,238         $25,300           $23,291
   Work-in-process .........................     19,081          14,651            15,286
   Finished goods ..........................     23,622          30,170            19,974
                                                -------         -------           -------
                                                $66,941         $70,121           $58,551
                                                =======         =======           =======

4. Property, Plant and Equipment
     Property, plant and equipment consist of the following:



                                                June 30,     September 30,     September 30,
                                                  1996            1996             1997
                                               ----------   ---------------   --------------
   Land, building and improvements .........    $ 15,469        $ 16,824         $ 10,752
   Machinery, equipment and other ..........     117,248         117,754          120,894
   Construction in process .................       5,339           6,232           11,326
                                                --------        --------         --------
                                                 138,056         140,810          142,972
   Less accumulated depreciation ...........      64,875          72,170           77,461
                                                --------        --------         --------
                                                $ 73,181        $ 68,640         $ 65,511
                                                ========        ========         ========

5. Debt

     Debt consists of the following:


                                                                     June 30,     September 30,     September 30,
                                                                       1996            1996             1997
                                                                    ----------   ---------------   --------------
   Term loan facility ...........................................    $    --         $105,000         $ 100,500
   Revolving credit facility ....................................         --           23,500             4,500
   Series B Senior Subordinated Notes, due November 1,
    2006, with interest at 10-1/4% payable semi-annually ........         --               --           100,000
   Bridge Notes .................................................         --          100,000                --
   Debt paid September 1996 due to Recapitalization:
    Senior Secured Notes due 1997 through 2002 ..................     29,572               --                --
    Subordinated Notes due through 2003 .........................      7,270               --                --
    Revolving credit facility ...................................     39,250               --                --
   Notes payable in Pounds Sterling to a foreign bank, due
    on demand, with interest at bank's base rate plus
    1.87% .......................................................      1,242              939                --
   Capitalized lease obligation .................................      1,330            1,246               866
   Notes and obligations, weighted average interest rate of
    5.24% at September 30, 1997 .................................      2,685            2,978             1,455
                                                                     -------         --------         ---------
                                                                      81,349          233,663           207,321
   Less current maturities ......................................     11,631            8,818            23,880
                                                                     -------         --------         ---------
   Long-term debt ...............................................    $69,718         $224,845         $ 183,441
                                                                     =======         ========         =========

                     RAYOVAC CORPORATION AND SUBSIDIARIES

                    (In thousands, except per share amounts)


5. Debt--Continued

     On September 12, 1996, the Company executed a Credit Agreement (Agreement) arranged by BA Securities, Inc., Donaldson, Lufkin & Jenrette Securities Corporation and certain of its affiliates for a group of financial institutions and other accredited investors. The Agreement provides for senior bank facilities, including term and revolving credit facilities in an aggregate amount of $170,000. Interest on borrowings is computed, at the Company's option, based on the Bank of America Illinois' base rate, as defined, (Base
Rate) or the Interbank Offering Rate (IBOR).

     The term loan facility includes: (i) Tranche A term loan of $55,000, quarterly amortization ranging from $1,000 to $3,750 beginning December 31, 1996, through September 30, 2002, interest at the Base Rate plus 1.5% per annum or at IBOR plus 2.5% per annum (8.49% at September 30, 1997); (ii) Tranche B term loan of $25,000, quarterly amortization amounts of $62.5 during each of the first six years and $5,875 in the seventh year beginning December 31, 1996, through September 30, 2003, interest at the Base Rate plus 2.0% per annum, or IBOR plus 3.0% per annum (8.93% at September 30, 1997); (iii) Tranche C term loan of $25,000, quarterly amortization of $62.5 during each of the first seven years and $5,812.5 during the eighth year beginning December 31, 1996, through September 30, 2004; interest at the Base Rate plus 2.25% per annum or IBOR plus 3.25% per annum (9.10% at September 30, 1997).

     The revolving credit facility provides for aggregate working capital loans up to $65,000 through September 30, 2002, reduced by outstanding letters of credit ($10,000 limit), and other existing credit facilities and outstanding obligations (approximately $5,000 at September 30, 1997). Interest on borrowings is at the Base Rate plus 1.5% per annum or IBOR plus 2.5% per annum (10.0% at September 30, 1997). The Company had outstanding letters of credit of approximately $631 at September 30, 1997. A fee of 2.5% per annum is payable on the outstanding letters of credit. The Company also incurs a fee of .25% per annum of the average daily maximum amount available to be drawn on each letter of credit issued. The revolving credit facility must be reduced for 30 consecutive days to no more than $5,000 for the fiscal year ending September 30, 1998, and to zero for any fiscal year thereafter.

     The Agreement contains financial covenants with respect to borrowings which include fixed charge coverage, adjusted net worth, and minimum earnings before interest, income taxes, depreciation, amortization. In addition, the Agreement restricts capital expenditures and the payment of dividends. The Company is required to pay a commitment fee of 0.50% per annum on the average daily unused portion of the revolving credit facility. The Tranche A term loan and the revolving credit facility interest rates may be adjusted downward if the Company's leverage ratio, as defined, decreases. Borrowings under the Agreement are collateralized by substantially all the assets of the Company. The Agreement also contains certain mandatory prepayment provisions, one of which requires the Company to pay down $14.5 million by December 29, 1997 due to excess cash flow generated as of September 30, 1997.

     On October 22, 1996, the Company completed a private debt offering of 10-1/4% Senior Subordinated Notes due in 2006 (Old Notes) pursuant to an Indenture. In March 1997, the Company exchanged the Old Notes for 10-1/4% Series B Senior Subordinated Notes due in 2006 (New Notes) registered with the Securities and Exchange Commission. The terms of the New Notes are identical in all material respects to terms of the Old Notes. On or after November 1, 2001 or in certain circumstances, after a public offering of equity securities of the Company, the New Notes will be redeemable at the option of the Company, in whole or in part, at prescribed redemption prices plus accrued and unpaid interest.

     Upon a change in control, the Company shall be required to repurchase all or any part of the New Notes at a purchase price equal to 101% of the aggregate principal amount. The Company is also required to repurchase all or a portion of the New Notes upon consummation of an asset sale, as defined, in excess of $5,000.

     The terms of the New Notes restrict or limit the ability of the Company and its subsidiaries to, among other things, (i) pay dividends or make other restricted payments, (ii) incur additional indebtedness and issue preferred

                     RAYOVAC CORPORATION AND SUBSIDIARIES

                    (In thousands, except per share amounts)

5. Debt--Continued

stock, (iii) create liens, (iv) incur dividend and other payment restrictions affecting subsidiaries, (v) enter into mergers, consolidations, or sales of all or substantially all of the assets of the Company, (vi) make asset sales, (vii) enter into transactions with affiliates, and (viii) issue or sell capital stock of wholly owned subsidiaries of the Company. Payment obligations under the New Notes are fully and unconditionally guaranteed on a joint and several basis by the Company's directly and wholly owned subsidiary, ROV Holding, Inc. (ROV or Guarantor Subsidiary). The foreign subsidiaries of the Company, which do not guarantee the payment obligations under the New Notes (Nonguarantor Subsidiaries), are directly and wholly owned by ROV. See note 17.

     The proceeds from the new Notes were used to pay down the Bridge Notes. The Bridge Notes bore interest at prime plus 3.5%.

     The aggregate scheduled maturities of debt are as follows:

          Year ending September 30,
  1998 ............................  $ 23,880
  1999 ............................    12,441
  2000 ............................    10,500
  2001 ............................    12,500
  2002 ............................    15,500
  Thereafter ......................   132,500
                                     --------
                                     $207,321
                                     ========

     The capitalized lease obligation is payable in Pounds Sterling in installments of $425 in 1998 and $441 in 1999.

     The carrying values of the debt instruments noted above are approximately 96% of their estimated fair values.


6. Shareholders' Equity (Deficit)

     During the year ended June 30, 1996, the former principal shareholder of the Company granted an officer and a director options to purchase 235 shares of common stock owned by the shareholder personally at exercise prices per share ranging from $3.65 to $5.77 (the book values per share at the respective dates of grant). These options were exercised in conjunction with the Recapitalization and resulted in a charge to earnings of approximately $3,970 during the Transition Period and an increase in additional paid-in capital in the Consolidated Statements of Shareholders' Equity (Deficit).

     Treasury stock acquired during the year ended June 30, 1996 was subject to an agreement which provided the selling shareholder with additional compensation for the common stock sold if a change in control occurred within a specified period of time. As a result of the Recapitalization, the selling shareholder was entitled to an additional $564, which is reflected as an increase in treasury stock in the Consolidated Statements of Shareholders' Equity (Deficit).

     Retained earnings includes DISC retained earnings of $1,594 at June 30, 1996. In August 1996, the DISC was terminated and the net assets were distributed to its shareholders.

     In January 1997, the Company established a trust to fund future payments under a deferred compensation plan. Certain employees eligible to participate in the plan assigned stock options to the plan. The plan exercised the options and purchased 160 shares of the Company's common stock. Shares issued to the trust are valued at $962 and are reflected as a reduction of stockholders' equity in the consolidated balance sheet.

     The Company and the former principal shareholder of the Company, entered into a Stock Sale Agreement, dated as of August 1, 1997 pursuant to which the former principal shareholder sold 2,023 shares of common stock at $6.01 per share to the Company and to the Thomas H. Lee Equity Fund III, L.P. (the "Lee Fund") and certain other affiliates of Thomas H. Lee Company ("THL Co.," the Lee Fund and such other affiliates being referred to

                     RAYOVAC CORPORATION AND SUBSIDIARIES

                    (In thousands, except per share amounts)

6. Shareholders' Equity (Deficit)--Continued

herein as the "Lee Group"). The Stock Sale Agreement provides that, among other things, if (i) the Company enters into a business combination or other transaction with a third party whereby less than a majority of the outstanding capital stock of the surviving entity is owned by the Lee Group, and (ii) such business combination or other transaction is the result of negotiations or discussions entered into prior to December 31, 1997 and such combination is consummated prior to June 30, 1998, then the Lee Group will remit to the former principal shareholder all amounts, if any, received by the Lee Group (or any affiliated transferee of shares owned by the Lee Group) from the sale of the shares of common stock to such third party in excess of $6.01 per share. In September 1997, another former shareholder sold 205 shares of common stock to the Company and the Lee Group under similar terms.

     On October 22, 1997, the shareholders of the Company approved the authorization of 5,000 shares of Preferred Stock, $.01 par value, and an increase in authorized shares of Common Stock from 90,000 to 150,000.


7. Stock Option Plans

     Effective September 1996, the Company's Board of Directors (Board) approved the Rayovac Corporation 1996 Stock Option Plan (1996 Plan) which is intended to afford an incentive to select employees and directors of the Company to promote the interests of the Company. Under the 1996 Plan, stock options to acquire up to 3,000 shares of common stock, in the aggregate, may be granted under either or both a time-vesting or a performance-vesting formula at an exercise price equal to the market price of the common stock on the date of grant. The time-vesting options become exercisable primarily in equal 20% increments over a five year period. The performance-vesting options become exercisable at the end of ten years with accelerated vesting over each of the next five years if the Company achieves certain performance goals. Accelerated vesting may occur upon sale of the Company, as defined in the Plan.

     On September 3, 1997, the Board adopted the 1997 Rayovac Incentive Plan (Incentive Plan) which was approved by the Shareholders on October 22, 1997 and expires in August 2007. The Incentive Plan replaces the 1996 Plan and no further awards will be granted under the 1996 Plan other than awards of options for shares up to an amount equal to the number of shares covered by options that terminate or expire prior to being exercised. Under the Incentive Plan, the Company may grant to employees and non-employee directors stock options, stock appreciation rights (SARs), restricted stock, and other stock-based awards, as well as cash-based annual and long-term incentive awards. Accelerated vesting will occur in the event of a change in control, as defined in the Incentive Plan. Up to 3,000 shares of common stock may be issued under the Incentive Plan.

     During 1997, the Company adopted the Rayovac Corporation 1997 Stock Option Plan (1997 Plan). Under the 1997 Plan, stock options to acquire up to 665 shares of common stock, in the aggregate, may be granted. The exercise price is $6.01. The 1997 Plan and each option granted thereunder expire no later than November 30, 1997.

     A summary of the status of the Company's plan is as follows:


                                                       Transition period ended                Year ended
                                                          September 30, 1996              September 30, 1997
                                                    ------------------------------   -----------------------------
                                                                 Weighted-average                 Weighted-average
                                                     Options      exercise price      Options      exercise price
                                                    ---------   ------------------   ---------   -----------------
     Outstanding, beginning of period ...........        --           $  --            1,464          $  4.39
     Granted ....................................     1,464            4.30            1,410             5.03
     Exercised ..................................        --              --             (556)            6.01
                                                      -----           -----            -----          -------
     Outstanding, end of period .................     1,464          $ 4.30            2,318          $  4.33
                                                      =====          ======            =====          =======
     Options exercisable, end of period .........        40          $ 1.14              496          $  4.13
                                                      =====          ======            =====          =======

     The stock options outstanding on September 30, 1997, have a weighted-average remaining contractual life estimated at 9.5 years.

                     RAYOVAC CORPORATION AND SUBSIDIARIES

                    (In thousands, except per share amounts)

7. Stock Option Plans--Continued


                                                            Transition
                                                           period ended            Year ended
                                                        September 30, 1996     September 30, 1997
                                                        -------------------   -------------------
   Weighted-average grant-date
    fair value of options granted during period .........   $ 1.92                 $ 1.84
   Assumptions used:
    Risk-free interest rate .............................    6.78%                  6.78%
    Expected life .......................................   8 years                8 years


     The Company applies APB Opinion 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized in the Consolidated Statements of Operations. Had the Company recognized compensation expense determined on the fair value at the grant dates for awards under the plans consistent with the method prescribed by FASB Statement No. 123, Accounting for Stock Based Compensation (SFAS No. 123), the Company's net income (loss) and net income (loss) per share, on a pro forma basis, for the Transition Period and the year ended September 30, 1997, would have been ($21,035) and ($0.48) per share and $5,680 and $0.28 per share, respectively. The effects of applying FASB 123 may not be representative of the effects on reported net income (loss) for future years.



8. Income Taxes

     Pretax income (loss) (income (loss) before income taxes and extraordinary item) and income tax expense (benefit) consist of the following:


                                                Years ended            Transition          Year
                                                  June 30,            period ended         ended
                                          -----------------------    September 30,     September 30,
                                             1995         1996            1996             1997
                                          ----------   ----------   ---------------   --------------
   Pretax income (loss):
    United States .....................    $16,505      $17,154        $ (27,713)         $6,214
    Outside the United States .........      6,150        4,136           (2,889)          3,391
                                           -------      -------        ---------          ------
   Total pretax income (loss) .........    $22,655      $21,290        $ (30,602)         $9,605
                                           =======      =======        =========          ======
   Income tax expense (benefit):
    Current:
     Federal ..........................    $ 3,923      $ 5,141        $  (3,870)         $2,926
     Foreign ..........................        797        1,469              (72)           (176)
     State ............................      1,181          389               --              17
                                           -------      -------        ---------          ------
    Total current                            5,901        6,999           (3,942)          2,767
                                           -------      -------        ---------          ------
    Deferred:
     Federal ..........................        799           54           (3,270)           (842)
     Foreign ..........................       (544)         (57)            (847)            809
     State ............................         91            6           (1,622)            685
                                           -------      -------        ---------          ------
    Total deferred ....................        346            3           (5,739)            652
                                           -------      -------        ---------          ------
                                           $ 6,247      $ 7,002        $  (9,681)         $3,419
                                           =======      =======        =========          ======

                     RAYOVAC CORPORATION AND SUBSIDIARIES

                    (In thousands, except per share amounts)

8. Income Taxes--Continued

     The following reconciles the Federal statutory income tax rate with the Company's effective tax rate:


                                                                    Years ended            Transition          Year
                                                                      June 30,            period ended         ended
                                                              -----------------------    September 30,     September 30,
                                                                 1995         1996            1996             1997
                                                              ----------   ----------   ---------------   --------------
   Statutory Federal income tax rate ......................       35.0%        35.0%          35.0%             35.0%
   DISC/FSC commission income .............................       (5.9)        (5.2)           0.4              (1.2)
   Effect of foreign items and rate differentials .........       (4.0)         1.0           (1.2)              0.3
   State income taxes, net ................................        3.6          1.1            3.9               4.9
   Reduction of prior year tax provision ..................         --           --             --              (3.0)
   Nondeductible recapitalization charges .................         --           --           (6.2)               --
   Other ..................................................       (1.1)         1.0           (0.3)             (0.4)
                                                                  ----         ----           ----              ----
                                                                  27.6%        32.9%          31.6%             35.6%
                                                                  ====         ====           ====              ====

     The components of the net deferred tax asset and types of significant basis differences were as follows:


                                                             June 30,      September 30,     September 30,
                                                               1996             1996             1997
                                                           ------------   ---------------   --------------
   Current deferred tax assets:
    Recapitalization charges ...........................     $     --        $  2,991          $    792
    Inventories and receivables ........................        1,395           1,407             1,495
    Marketing and promotional accruals .................        1,498           1,252             3,256
    Employee benefits ..................................        1,554           1,780             1,509
    Environmental accruals .............................          420             752               679
    Other ..............................................          994             976             1,368
                                                             --------        --------          --------
     Total current deferred tax assets .................        5,861           9,158             9,099
                                                             --------        --------          --------
   Noncurrent deferred tax assets:
    Employee benefits ..................................        3,053           4,504             4,214
    State net operating loss carryforwards .............           --           1,249               468
    Package design expense .............................          532             523               927
    Promotional expense ................................          784             854               594
    Other ..............................................        1,516           1,475             1,753
                                                             --------        --------          --------
     Total noncurrent deferred tax assets ..............        5,885           8,605             7,956
                                                             --------        --------          --------
   Noncurrent deferred tax liabilities:
    Property, plant, and equipment .....................       (8,430)         (8,708)           (8,651)
    Other ..............................................          (39)            (39)              (40)
                                                             --------        --------          --------
     Total noncurrent deferred tax liabilities .........       (8,469)         (8,747)           (8,691)
                                                             --------        --------          --------
   Net noncurrent deferred tax liabilities .............     $ (2,584)       $   (142)         $   (735)
                                                             ========        ========          ========

     At September 30, 1997, the Company has operating loss carryforwards for state income tax purposes of approximately $6,000, which expire generally in years through 2012.

     During 1995, the Company used approximately $3,200 of foreign net operating loss carryforwards for which a deferred tax asset had not been recognized in prior years due to uncertainty regarding future earnings of the subsidiaries to which the carryforwards related. As a result, the Company reversed the valuation allowance of $1,240 recorded at June 30, 1994, in 1995.

                     RAYOVAC CORPORATION AND SUBSIDIARIES

                    (In thousands, except per share amounts)

8. Income Taxes--Continued

     Provision has not been made for United States income taxes on a portion of the undistributed earnings of the Company's foreign subsidiaries (approximately $4,342, $4,216, and $4,737 at June 30, 1996, and September 30, 1996 and 1997,
respectively), either because any taxes on dividends would be offset substantially by foreign tax credits or because the Company intends to reinvest those earnings. Such earnings would become taxable upon the sale or liquidation of these foreign subsidiaries or upon remittance of dividends. It is not practicable to estimate the amount of the deferred tax liability on such earnings.


9. Leases

     Future minimum rental commitments under noncancelable operating leases, principally pertaining to land, buildings and equipment, are as follows:

   Year ending September 30,
   1998 ....................    $ 6,828
   1999 ....................      5,404
   2000 ....................      4,455
   2001 ....................      4,012
   2002 ....................      4,017
   Thereafter ..............     34,112
                                -------
                                $58,828
                                =======

     The above lease commitments include payments under leases for the corporate headquarters facilities and other properties from partnerships in which one of the Company's former shareholders is a partner. Annual minimum rental commitments on the headquarters facility of $2,817 are subject to an adjustment based upon changes in the Consumer Price Index. The leases on the other properties require annual lease payments of $470 subject to annual inflationary increases. All of the leases expire during the years 1998 through 2013.

     Total rental expense was $8,189, $8,213, $1,995, and $8,126, for the years ended June 30, 1995 and 1996, the Transition Period, and the year ended September 30, 1997, respectively.


10. Postretirement Pension Benefits

     The Company has various defined benefit pension plans covering substantially all of its domestic employees. Plans covering salaried employees provide pension benefits that are based on the employee's average compensation for the five years which yield the highest average during the 10 consecutive years prior to retirement. Plans covering hourly employees and union members generally provide benefits of stated amounts for each year of service. The Company's policy is to fund pension costs at amounts within the acceptable ranges established by the Employee Retirement Income Security Act of 1974.

     The Company also has nonqualified deferred compensation agreements with certain of its employees under which the Company has agreed to pay certain amounts annually for the first 15 years subsequent to retirement or to a designated beneficiary upon death. It is management's intent that life insurance contracts owned by the Company will fund these agreements.

                     RAYOVAC CORPORATION AND SUBSIDIARIES

                    (In thousands, except per share amounts)

10. Postretirement Pension Benefits--Continued

     Net periodic pension cost for the aforementioned plans is summarized as follows:


                                                            Years ended             Transition          Year
                                                              June 30,             period ended         ended
                                                     -------------------------    September 30,     September 30,
                                                         1995          1996            1996             1997
                                                     -----------   -----------   ---------------   --------------
   Service cost ..................................    $  1,711      $  1,501         $2,149           $  1,705
   Interest cost .................................       3,390         3,513            944              3,834
   Actual return on plan assets ..................      (2,054)       (7,880)          (605)            (6,191)
   Net amortization and deferral .................        (708)        4,994           (166)             2,763
   Curtailment gain ..............................          --            --             --             (2,923)
                                                      --------      --------         ------           --------
     Net periodic pension cost (benefit) .........    $  2,339      $  2,128         $2,322           $   (812)
                                                      ========      ========         ======           ========

     The following tables set forth the plans' funded status:


                                                                                      June 30, 1996
                                                                             --------------------------------
                                                                              Assets exceed      Accumulated
                                                                               accumulated        benefits
                                                                                 benefits       exceed assets
                                                                             ---------------   --------------
   Actuarial present value of benefit obligations:
    Vested benefit obligation ............................................      $ 24,927         $  19,138
    Accumulated benefit obligation .......................................        25,576            19,932
                                                                                ========         =========
   Projected benefit obligation ..........................................      $ 31,462         $  19,932
   Plan assets at fair value, primarily listed stocks, bonds and
    cash equivalents .....................................................        32,297             9,349
                                                                                --------         ---------
   Projected benefit obligation (in excess of) less than plan assets .....           835           (10,583)
   Unrecognized net gain .................................................        (2,341)             (893)
   Unrecognized net obligation (asset) ...................................          (211)            4,711
   Additional minimum liability ..........................................            --            (3,823)
                                                                                --------         ---------
     Pension liability ...................................................      $ (1,717)        $ (10,588)
                                                                                ========         =========


                                                                                    September 30, 1996
                                                                             --------------------------------
                                                                              Assets exceed      Accumulated
                                                                               accumulated        benefits
                                                                                 benefits       exceed assets
                                                                             ---------------   --------------
   Actuarial present value of benefit obligations:
    Vested benefit obligation ............................................      $ 25,273         $  19,495
    Accumulated benefit obligation .......................................        25,930            20,305
                                                                                ========         =========
   Projected benefit obligation ..........................................      $ 31,910         $  20,305
   Plan assets at fair value, primarily listed stocks, bonds and
    cash equivalents .....................................................        32,341             9,364
                                                                                --------         ---------
   Projected benefit obligation (in excess of) less than plan assets .....           431           (10,941)
   Unrecognized net gain .................................................        (2,147)             (832)
   Unrecognized net obligation (asset) ...................................          (208)            2,894
   Additional minimum liability ..........................................            --            (2,067)
   Contribution ..........................................................            86               756
                                                                                --------         ---------
     Pension liability ...................................................      $ (1,838)        $ (10,190)
                                                                                ========         =========

                     RAYOVAC CORPORATION AND SUBSIDIARIES

                    (In thousands, except per share amounts)

10. Postretirement Pension Benefits--Continued

                                                                                    September 30, 1997
                                                                             --------------------------------
                                                                              Assets exceed      Accumulated
                                                                               accumulated        benefits
                                                                                 benefits       exceed assets
                                                                             ---------------   --------------
   Actuarial present value of benefit obligations:
    Vested benefit obligation ............................................      $ 42,696         $  13,326
    Accumulated benefit obligation .......................................        43,046            13,704
                                                                                ========         =========
   Projected benefit obligation ..........................................      $ 43,046         $  13,704
   Plan assets at fair value, primarily listed stocks, bonds and
    cash equivalents .....................................................        43,212             3,098
                                                                                --------         ---------
   Projected benefit obligation (in excess of) less than plan assets .....           166           (10,606)
   Unrecognized net loss (gain) ..........................................        (1,194)                1
   Unrecognized net asset ................................................         1,028             1,476
   Additional minimum liability ..........................................            --            (1,486)
                                                                                --------         ---------
     Pension liability ...................................................      $     --         $ (10,615)
                                                                                ========         =========

     Assumptions used in accounting for the aforementioned plans were:

                                                                     Years ended           Transition          Year
                                                                       June 30,           period ended         ended
                                                                ---------------------    September 30,     September 30,
                                                                   1995        1996           1996             1997
                                                                ---------   ---------   ---------------   --------------
   Discount rate used for funded status calculation .........       8.0%        7.5%           7.5%             7.5%
   Discount rate used for net periodic pension cost
    calculations ............................................       7.5         8.0            7.5              7.5
   Rate of increase in compensation levels
    (salaried plan only) ....................................       5.5         5.0            5.0              5.0
   Expected long-term rate of return on assets ..............       9.0         9.0            9.0              9.0

     During the year ended September 30, 1997, the Company merged two of its defined benefit plans and ceased future benefit accruals. The Company recognized a $2,923 curtailment gain, which is included in other special charges in the consolidated statement of operations. A discount rate of 6.5% was used in the accounting for the curtailed plans. The Company has recorded an additional minimum pension liability of $3,823, $2,067, and $1,486 at June 30, 1996, and September 30, 1996 and 1997, respectively, to recognize the underfunded position of certain of its benefits plans. An intangible asset of $3,582, $1,826, and $1,232 at June 30, 1996, and September 30, 1996 and 1997,
respectively, equal to the unrecognized prior service cost of these plans, has also been recorded. The excess of the additional minimum liability over the unrecognized prior service cost of $241 at June 30 and September 30, 1996, and $249 at September 30, 1997, respectively, has been recorded as a reduction of shareholders' equity (deficit).

     The Company sponsors a defined contribution pension plan for its domestic salaried employees which allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. The Company contributes annually 1% of participants' compensation, and may make additional discretionary contributions. The Company also sponsors defined contribution pension plans for employees of certain foreign subsidiaries. Company contributions charged to operations, including discretionary amounts, for the years ended June 30, 1995 and 1996, the Transition Period, and September 30, 1997, were $1,273, $ 1,000, $181, and $914, respectively.

                     RAYOVAC CORPORATION AND SUBSIDIARIES

                    (In thousands, except per share amounts)

11. Other Postretirement Benefit Plan

     The Company provides certain health care and life insurance benefits to eligible retired employees. Participants earn retiree health care benefits after reaching age 45 over the next 10 succeeding years of service and remain eligible until reaching age 65. The plan is contributory; retiree contributions have been established as a flat dollar amount with contribution rates expected to increase at the active medical trend rate. The plan is unfunded. The Company is amortizing the transition obligation over a 20-year period.

     The following sets forth the plan's funded status reconciled with amounts reported in the Company's consolidated balance sheets:


                                                            June 30,     September 30,     September 30,
                                                              1996            1996             1997
                                                           ----------   ---------------   --------------
   Accumulated postretirement benefit obligation (APBO):
    Retirees ...........................................    $    723       $    687          $    722
    Fully eligible active participants .................         805            820               813
    Other active participants ..........................         896            970               869
                                                            --------       --------          --------
   Total APBO ..........................................       2,424          2,477             2,404
   Unrecognized net loss ...............................      (1,269)        (1,246)           (1,008)
   Unrecognized transition obligation ..................        (641)          (631)             (591)
                                                            --------       --------          --------
     Accrued postretirement benefit liability ..........    $    514       $    600          $    805
                                                            ========       ========          ========

     Net periodic postretirement benefit cost includes the following components:

                                                            Years ended        Transition          Year
                                                              June 30,        period ended         ended
                                                          ---------------    September 30,     September 30,
                                                           1995     1996          1996             1997
                                                          ------   ------   ---------------   --------------
   Service cost .......................................    $110     $129          $ 58             $249
   Interest ...........................................      85      111            44              179
   Net amortization and deferral ......................      40       54            35              138
                                                           ----     ----          ----             ----
     Net periodic postretirement benefit cost .........    $235     $294          $137             $566
                                                           ====     ====          ====             ====

     For measurement purposes, a 9.5% annual rate of increase in the per capita costs of covered health care benefits was assumed for fiscal 1996 and 1997, gradually decreasing to 5.5%. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of September 30, 1997, by $148 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended September 30, 1997, by $40. A discount rate of 7.5% was used to determine the accumulated postretirement benefit obligation.

                     RAYOVAC CORPORATION AND SUBSIDIARIES

                    (In thousands, except per share amounts)

12. Business Segment and International Operations

     Information about the Company's operations in different geographic areas is summarized follows:


                                               Years ended           Transition        Year
                                                 June 30,           period ended       ended
                                        -------------------------  September 30,   September 30,
                                            1995         1996           1996           1997
                                        ------------ ------------ --------------- --------------
   Net sales to unaffiliated customers:
    United States .....................  $ 337,888    $ 341,967      $  82,329      $ 352,468
    Foreign:
     Europe ...........................     60,696       64,432         15,304         62,546
     Other ............................     16,640       16,955          4,247         17,538
                                         ---------    ---------      ---------      ---------
   Total ..............................  $ 415,224    $ 423,354      $ 101,880      $ 432,552
                                         =========    =========      =========      =========
   Transfers between geographic areas:
    United States .....................  $  26,928    $  27,097      $   7,432      $  28,403
    Foreign:
     Europe ...........................      1,637          730            422          1,459
     Other ............................         49           --             --             --
                                         ---------    ---------      ---------      ---------
   Total ..............................  $  28,614    $  27,827      $   7,854      $  29,862
                                         =========    =========      =========      =========
   Net sales:
    United States .....................  $ 364,816    $ 369,065      $  89,760      $ 380,872
    Foreign:
     Europe ...........................     62,333       65,161         15,727         64,004
     Other ............................     16,689       16,955          4,247         17,538
    Eliminations ......................    (28,614)     (27,827)        (7,854)       (29,862)
                                         ---------    ---------      ---------      ---------
   Total ..............................  $ 415,224    $ 423,354      $ 101,880      $ 432,552
                                         =========    =========      =========      =========
   Income (loss) from operations:
    United States .....................  $  24,335    $  24,759      $ (20,983)     $  30,379
    Foreign:
     Europe ...........................      5,410        5,002         (2,539)         3,759
     Other ............................      1,784          516           (150)           387
                                         ---------    ---------      ---------      ---------
   Total ..............................  $  31,529    $  30,277      $ (23,672)     $  34,525
                                         =========    =========      =========      =========
   Total assets:
    United States .....................  $ 189,557    $ 192,441      $ 213,730      $ 208,971
    Foreign:
     Europe ...........................     34,345       33,719         35,065         32,137
     Other ............................     16,093       17,532         18,782         17,946
    Eliminations ......................    (19,405)     (22,564)       (23,886)       (22,173)
                                         ---------    ---------      ---------      ---------
   Total ..............................  $ 220,590    $ 221,128      $ 243,691      $ 236,881
                                         =========    =========      =========      =========

13. Commitments and Contingencies

     The Company has entered into agreements to purchase certain equipment and to pay annual royalties. In a December 1991 agreement, the Company committed to pay $1,500 in January 1992 and annual royalties of $1,500 for the first five years, beginning in 1993, plus $500 for each year thereafter, as long as the related equipment patents are enforceable. In a March 1994 agreement, the Company committed to pay $500 in April 1994 and annual royalties

                     RAYOVAC CORPORATION AND SUBSIDIARIES

                    (In thousands, except per share amounts)

13. Commitments and Contingencies--Continued

of $500 for five years beginning in 1995. Additionally, the Company has committed to purchase tooling of $957 related to this equipment, $66 for other tooling, at an unspecified date in the future and purchase manganese ore amounting to $120 by March 1998.

     The Company has provided for the estimated costs associated with environmental remediation activities at some of its current and former manufacturing sites. In addition, the Company, together with other parties, has been designated a potentially responsible party of various third-party sites on the United States EPA National Priorities List (Superfund). The Company provides for the estimated costs of investigation and remediation of these sites when such losses are probable and the amounts can be reasonably estimated. The actual cost incurred may vary from these estimates due to the inherent uncertainties involved. The Company believes that any additional liability in excess of the amounts provided of $1,787, which may result from resolution of these matters, will not have a material adverse effect on the financial condition, liquidity, or cash flow of the Company.

     The Company has certain other contingent liabilities with respect to litigation, claims and contractual agreements arising in the ordinary course of business. In the opinion of management, such contingent liabilities are not likely to have a material adverse effect on the financial condition, liquidity or cash flow of the Company.


14. Related Party Transactions

     The Company and THL Co. are parties to a Management Agreement pursuant to which the Company has engaged THL Co. to provide consulting and management advisory services for an initial period of five years through September 2001. In consideration of ongoing consulting and management advisory services, the Company will pay THL Co. an aggregate annual fee of $360 plus expenses. Under the Management Agreement and in connection with the closing of the Recapitalization, the Company paid THL Co. and an affiliate $3,250 during the Transition Period. The Company paid THL Co. aggregate fees of $386 for the year ended September 30, 1997.

     The Company and a shareholder of the Company (the principal shareholder prior to the Recapitalization) are parties to agreements which include a consulting arrangement and noncompetition provisions. Terms of the agreements required the shareholder to provide consulting services for an annual fee of $200 plus expenses. The term of these agreements runs concurrent with the Management Agreement, subject to certain conditions as defined in the agreements. The Consulting Agreement was terminated August 1, 1997. The Company paid the shareholder $175 for the year ended September 1997.

     The Company has notes receivable from officers in the amount of $500 and $1,261 at September 30, 1996 and 1997, respectively, generally payable in five years, which bear interest at 7% to 8%. Since the officers utilized the proceeds of the notes to purchase common stock of the Company, directly or through the exercise of stock options, the notes have been recorded as a reduction of shareholders' equity (deficit). The Company has short-term notes receivable from employees of $397 at September 30, 1997 which were used to purchase common stock of the Company, through the exercise of stock options, and are also classified as a reduction of shareholders' equity (deficit).


15. Other Special Charges

     During the year ended September 30, 1997, the Company recorded special charges as follows: (i) $3,900 of charges related to the exit of certain manufacturing operations at the Company's Newton Aycliffe, United Kingdom and Kinston, North Carolina facilities which include severance, outplacement service, other employee benefits and asset write-downs and (ii) $2,000 of charges for organization restructuring in the United States relating to severance, outplacement service, and other employee benefits. These charges are partially offset by a $2,900 gain related to the curtailment of the Company's defined benefit pension plan covering all domestic non-union employees. The Company paid $4,000 of these costs in fiscal 1997 and $1,900 is expected to be paid thereafter.

                     RAYOVAC CORPORATION AND SUBSIDIARIES

                    (In thousands, except per share amounts)

15. Other Special Charges--Continued

     During the Transition Period, the Company recorded special charges as follows: (i) $2,700 of charges related to the exit of certain manufacturing operations, (ii) $1,700 of charges to increase net deferred compensation plan obligations to reflect curtailment of such plans; (iii) $1,500 of charges reflecting the present value of lease payments for land which management has determined will not be used for any future productive purpose; (iv) $6,900 in costs and asset write-downs principally related to changes in product pricing strategies adopted by management subsequent to the Recapitalization; and (v) $3,300 of employee termination benefits and other charges. Payment for these costs was or is expected to be as follows: $7,700 was paid prior to September 30, 1996; $5,600 was paid in fiscal 1997; and $2,800 is expected to be paid thereafter.


16. Quarterly Results (unaudited)


                                                                              Quarter Ended
                                                       ------------------------------------------------------------
                                                        December 30,     March 30,      June 30,      September 30,
                                                            1995            1996          1996            1996
                                                       --------------   -----------   ------------   --------------
   Net sales .......................................     $ 140,707       $ 80,563       $ 94,731       $ 101,880
   Gross profit ....................................        63,219         34,672         39,495          42,638
   Income (loss) before extraordinary item .........         6,059            310          4,361         (19,274)
   Net income (loss) ...............................         6,059            310          4,361         (20,921)
   Basic net income (loss) per share ...............          0.12           0.01           0.09           (0.48)
   Diluted net income (loss) per share .............          0.12           0.01           0.09           (0.48)



                                                                          Quarter Ended
                                                   ------------------------------------------------------------
                                                    December 28,     March 29,      June 29,      September 30,
                                                        1996            1997          1997            1997
                                                   --------------   -----------   ------------   --------------
   Net sales ...................................     $ 141,922       $ 83,633       $ 95,466       $ 111,531
   Gross profit ................................        62,903         36,510         43,249          55,321
   Net income (loss) ...........................         2,380         (1,720)         2,652           2,874
   Basic net income (loss) per share ...........          0.12          (0.08)          0.13            0.14
   Diluted net income (loss) per share .........          0.12          (0.08)          0.13            0.14


17. Consolidated Financial Statements

     The following condensed consolidating financial data illustrates the composition of the consolidated financial statements. Investments in subsidiaries are accounted for by the Company on an unconsolidated basis (the Company and the DISC) and the Guarantor Subsidiary using the equity method for purposes of the consolidating presentation. Earnings of subsidiaries are therefore reflected in the Company's and Guarantor Subsidiary's investment accounts and earnings. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions. Separate financial statements of the Guarantor Subsidiary are not presented because management has determined that such financial statements would not be material to investors.

                     RAYOVAC CORPORATION AND SUBSIDIARIES

                    (In thousands, except per share amounts)

17. Consolidated Financial Statements--Continued

                     CONDENSED CONSOLIDATING BALANCE SHEET
                               SEPTEMBER 30, 1997


                                                                          Guarantor    Nonguarantor
                                                              Parent     subisidiary   subsidiaries   Eliminations   Consolidated
                                                           ------------ ------------- -------------- -------------- -------------
                          ASSETS
Current assets:
 Cash and cash equivalents ............................... $    633     $    46       $   454        $     --       $  1,133
 Receivables:
  Trade accounts receivable, net .........................   61,400          --        15,190              --         76,590
  Other ..................................................    8,500         702         2,659          (8,782)         3,079
 Inventories .............................................   45,003          --        13,722            (174)        58,551
 Deferred income taxes ...................................    8,664         342            93              --          9,099
 Prepaid expenses and other ..............................    5,101          --           827              --          5,928
                                                           --------     -------       -------        --------       --------
      Total current assets ...............................  129,301       1,090        32,945          (8,956)       154,380
                                                           --------     -------       -------        --------       --------
Property, plant and equipment, net .......................   60,860          --         4,651              --         65,511
Deferred charges and other ...............................    8,411          --           612          (1,310)         7,713
Debt issuance costs ......................................    9,277          --            --              --          9,277
Investment in subsidiaries ...............................   16,111      15,627            --         (31,738)            --
                                                           --------     -------       -------        --------       --------
      Total assets ....................................... $223,960     $16,717       $38,208        $(42,004)      $236,881
                                                           ========     =======       =======        ========       ========
              LIABILITIES AND SHAREHOLDERS'
                        EQUITY (DEFICIT)
Current liabilities:
 Current maturities of long-term debt .................... $ 22,000     $    --       $ 1,880        $     --       $ 23,880
 Accounts payable ........................................   50,797         150        14,847          (8,535)        57,259
 Accrued liabilities:
  Wages and benefits .....................................    7,766          --         1,577              --          9,343
  Accrued interest .......................................    5,594          --            19              --          5,613
  Recapitalization and other special charges .............    4,235          --           377              --          4,612
  Other ..................................................   16,182         226         3,448              --         19,856
                                                           --------     -------       -------        --------       --------
      Total current liabilities ..........................  106,574         376        22,148          (8,535)       120,563
                                                           --------     -------       -------        --------       --------
Long-term debt, net of current maturities ................  183,441          --            --              --        183,441
Employee benefit obligations, net of current portion .....   11,291          --            --              --         11,291
Deferred income taxes ....................................      554          --           181              --            735
Other ....................................................      956         230           260              --          1,446
                                                           --------     -------       -------        --------       --------
      Total liabilities ..................................  302,816         606        22,589          (8,535)       317,476
                                                           --------     -------       -------        --------       --------
Shareholders' equity (deficit):
 Common stock ............................................      500          --        12,072         (12,072)           500
 Additional paid-in capital ..............................   15,974       3,525           750          (4,275)        15,974
 Foreign currency translation adjustment .................    2,270       2,270         2,270          (4,540)         2,270
 Notes receivable from officers/shareholders .............   (1,658)         --            --              --         (1,658)
 Retained earnings .......................................   33,060      10,316           527         (12,582)        31,321
                                                           --------     -------       -------        --------       --------
                                                             50,146      16,111        15,619         (33,469)        48,407
 Less stock held in trust for deferred compensation ......     (962)         --            --              --           (962)
 Less treasury stock ..................................... (128,040)         --            --              --       (128,040)
                                                           --------     -------       -------        --------       --------
Total shareholders' equity (deficit) .....................  (78,856)     16,111        15,619         (33,469)       (80,595)
                                                           --------     -------       -------        --------       --------
Total liabilities and shareholders' equity (deficit) ..... $223,960     $16,717       $38,208        $(42,004)      $236,881
                                                           ========     =======       =======        ========       ========

                     RAYOVAC CORPORATION AND SUBSIDIARIES

                    (In thousands, except per share amounts)

17. Consolidated Financial Statements--Continued

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                         YEAR ENDED SEPTEMBER 30, 1997



                                                   Guarantor   Nonguarantor
                                        Parent    subsidiary   subsidiaries   Eliminations   Consolidated
                                     ----------- ------------ -------------- -------------- -------------
Net sales ..........................  $380,872     $     --       $81,542      $ (29,862)      $432,552
Cost of goods sold .................   212,861           --        52,180        (30,472)       234,569
                                      --------     --------       -------      ---------       --------
  Gross profit .....................   168,011           --        29,362            610        197,983
                                      --------     --------       -------      ---------       --------
Operating expenses:
 Selling ...........................   104,685           --        17,370             --        122,055
 General and administrative ........    26,039         (817)        5,655          1,328         32,205
 Research and development ..........     6,196           --            --             --          6,196
 Other special charges .............     1,348           --         1,654             --          3,002
                                      --------     --------       -------      ---------       --------
                                       138,268         (817)       24,679          1,328        163,458
                                      --------     --------       -------      ---------       --------
  Income from operations ...........    29,743          817         4,683           (718)        34,525
Interest expense ...................    24,118           --           424             --         24,542
Equity in income of subsidiary .....    (3,475)      (2,948)           --          6,423             --
Other (income) expense, net ........      (590)           6           962             --            378
                                      --------     --------       -------      ---------       --------
Income before income taxes .........     9,690        3,759         3,297         (7,141)         9,605
Income tax expense .................     2,786          284           349             --          3,419
                                      --------     --------       -------      ---------       --------
  Net income .......................  $  6,904     $  3,475       $ 2,948      $  (7,141)      $  6,186
                                      ========     ========       =======      =========       ========

                     RAYOVAC CORPORATION AND SUBSIDIARIES

                    (In thousands, except per share amounts)

17. Consolidated Financial Statements--Continued

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                         YEAR ENDED SEPTEMBER 30, 1997



                                                                      Guarantor   Nonguarantor
                                                          Parent     subsidiary   subsidiaries   Eliminations   Consolidated
                                                       ------------ ------------ -------------- -------------- -------------
Net cash provided (used) by operating activities .....  $   34,436     $ (11)      $   1,240          $--       $   35,665
Cash flows from investing activities:
 Purchases of property, plant and equipment ..........     (10,113)       --            (743)          --          (10,856)
 Proceeds from sale of property, plant and
   equipment .........................................          52        --              --           --               52
 Sale (purchase) of equipment and technology .........      (1,866)       --           1,866           --               --
                                                        ----------     -----       ---------          ---       ----------
Net cash provided (used) by investing activities .....     (11,927)       --           1,123           --          (10,804)
                                                        ----------     -----       ---------          ---       ----------
Cash flows from financing activities:
 Reduction of debt ...................................    (123,489)       --         (11,590)          --         (135,079)
 Proceeds from debt financing ........................     100,000        --           8,890           --          108,890
 Cash overdrafts .....................................         164        --              --           --              164
 Proceeds from direct financing lease ................         100        --              --           --              100
 Issuance of stock ...................................         271        --              --           --              271
 Acquisition of treasury stock .......................      (3,343)       --              --           --           (3,343)
 Exercise of stock options ...........................       1,438        --              --           --            1,438
 Payments on capital lease obligations ...............          --        --            (426)          --             (426)
                                                        ----------     -----       ---------          ---       ----------
Net cash provided (used) by financing activities .....     (24,859)       --          (3,126)          --          (27,985)
                                                        ----------     -----       ---------          ---       ----------
Effect of exchange rate changes on cash and
 cash equivalents ....................................          --        --               2           --                2
                                                        ----------     -----       ---------          ---       ----------
 Net increase (decrease) in cash and cash
  equivalents ........................................      (2,350)      (11)           (761)          --           (3,122)
Cash and cash equivalents, beginning of period .......       2,983        57           1,215           --            4,255
                                                        ----------     -----       ---------          ---       ----------
Cash and cash equivalents, end of period .............  $      633     $  46       $     454          $--       $    1,133
                                                        ==========     =====       =========          ===       ==========

                     RAYOVAC CORPORATION AND SUBSIDIARIES

                    (In thousands, except per share amounts)

17. Consolidated Financial Statements--Continued

                     CONDENSED CONSOLIDATING BALANCE SHEET
                               September 30, 1996



                                                                               Guarantor
                                                                   Parent     subsidiary
                                                               ------------- ------------
                          ASSETS
Current assets:
 Cash and cash equivalents ................................... $  2,983         $    57
 Receivables:
  Trade accounts receivable, net .............................   45,614              --
  Other ......................................................   15,128             162
 Inventories .................................................   57,615              --
 Deferred income taxes .......................................    7,888           1,026
 Prepaid expenses and other ..................................    3,457              --
                                                               --------         -------
      Total current assets ...................................  132,685           1,245
                                                               --------         -------
Property, plant and equipment, net ...........................   61,495              --
Deferred charges and other ...................................    6,815              --
Debt issuance costs ..........................................   12,764              --
Investment in subsidiaries ...................................   12,056          12,098
                                                               --------         -------
      Total assets ........................................... $225,815         $13,343
                                                               ========         =======
        LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
 Current maturities of long-term debt ........................ $  4,500         $    --
 Accounts payable ............................................   40,830             597
 Accrued liabilities:
  Wages and benefits .........................................    4,759              --
   Accrued interest ..........................................      618              --
   Recapitalization and other special charges ................   11,645              --
  Other ......................................................   10,043             484
                                                               --------         -------
      Total current liabilities ..............................   72,395           1,081
                                                               --------         -------
Long-term debt, net of current maturities ....................  223,990              --
Employee benefit obligations, net of current portion .........   12,138              --
Deferred income taxes ........................................      (64)            206
Other ........................................................    2,061              --
                                                               --------         -------
      Total liabilities ......................................  310,520           1,287
Shareholders' equity (deficit):
 Common stock ................................................      500              --
 Additional paid-in capital ..................................   15,970           3,525
 Foreign currency translation adjustment .....................    1,689           1,689
 Notes receivable from officers/shareholders .................     (500)             --
 Retained earnings ...........................................   26,158           6,842
                                                               --------         -------
                                                                 43,817          12,056
 Less treasury stock, at cost ................................ (128,522)             --
                                                               --------         -------
Total shareholders' equity (deficit) .........................  (84,705)         12,056
                                                               --------         -------
Total liabilities and shareholders' equity (deficit) ......... $225,815         $13,343
                                                               ========         =======



                                                                Nonguarantor                    Combined
                                                                subsidiaries   Eliminations   consolidated
                                                               -------------- -------------- -------------
                          ASSETS
Current assets:
 Cash and cash equivalents ...................................    $  1,215      $      --    $  4,255
 Receivables:
  Trade accounts receivable, net .............................      16,706             --      62,320
  Other ......................................................          95        (11,229)      4,156
 Inventories .................................................      13,303           (797)     70,121
 Deferred income taxes .......................................         244             --       9,158
 Prepaid expenses and other ..................................       1,407             --       4,864
                                                                  --------      ---------    --------
      Total current assets ...................................      32,970        (12,026)    154,874
                                                                  --------      ---------    --------
Property, plant and equipment, net ...........................       7,145             --      68,640
Deferred charges and other ...................................         598             --       7,413
Debt issuance costs ..........................................          --             --      12,764
Investment in subsidiaries ...................................          --        (24,154)         --
                                                                  --------      ---------    --------
      Total assets ...........................................    $ 40,713      $ (36,180)   $243,691
                                                                  ========      =========    ========

       LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities:
 Current maturities of long-term debt ........................    $  4,318      $      --    $  8,818
 Accounts payable ............................................      16,505        (11,011)     46,921
 Accrued liabilities:
  Wages and benefits .........................................       1,135             --       5,894
   Accrued interest ..........................................          13             --         631
   Recapitalization and other special charges ................       3,297             --      14,942
  Other ......................................................       2,492             --      13,019
                                                                  --------      ---------    --------
      Total current liabilities ..............................      27,760        (11,011)     90,225
                                                                  --------      ---------    --------
Long-term debt, net of current maturities ....................         855             --     224,845
Employee benefit obligations, net of current portion .........          --             --      12,138
Deferred income taxes ........................................          --             --         142
Other ........................................................          --             --       2,061
                                                                  --------      ---------    --------
      Total liabilities ......................................      28,615        (11,011)    329,411
Shareholders' equity (deficit):
 Common stock ................................................      12,072        (12,072)        500
 Additional paid-in capital ..................................         750         (4,275)     15,970
 Foreign currency translation adjustment .....................       1,689         (3,378)      1,689
 Notes receivable from officers/shareholders .................          --             --        (500)
 Retained earnings ...........................................      (2,413)        (5,444)     25,143
                                                                  --------      ---------    --------
                                                                    12,098        (25,169)     42,802
 Less treasury stock, at cost ................................          --             --    (128,522)
                                                                  --------      ---------    --------
Total shareholders' equity (deficit) .........................      12,098        (25,169)    (85,720)
                                                                  --------      ---------    --------
Total liabilities and shareholders' equity (deficit) .........    $ 40,713      $ (36,180)   $243,691
                                                                  ========      =========    ========

                     RAYOVAC CORPORATION AND SUBSIDIARIES

                    (In thousands, except per share amounts)

17. Consolidated Financial Statements--Continued

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                   Transition period ended September 30, 1996


                                                           Guarantor    Nonguarantor                    Combined
                                              Parent      subsidiary    subsidiaries   Eliminations   consolidated
                                           ------------ -------------- -------------- -------------- -------------
Net sales ................................  $  89,760      $    --        $ 19,974       $ (7,854)     $ 101,880
Cost of goods sold .......................     53,480           --          13,470         (7,708)        59,242
                                            ---------      -------        --------       --------      ---------
  Gross profit ...........................     36,280           --           6,504           (146)        42,638
                                            ---------      -------        --------       --------      ---------
Operating expenses:
 Selling .................................     23,539           --           4,257             --         27,796
 General and administrative ..............      6,508            2           2,109              9          8,628
 Research and development ................      1,495           --              --             --          1,495
 Recapitalization charges ................     12,326           --              --             --         12,326
 Other special charges ...................     12,768            -           3,297             --         16,065
                                            ---------      -------        --------       --------      ---------
                                               56,636            2           9,663              9         66,310
                                            ---------      -------        --------       --------      ---------
  Loss from operations ...................    (20,356)            (2)       (3,159)          (155)       (23,672)
Interest expense .........................      4,320           --             110             --          4,430
Equity in loss of subsidiary .............      2,508        2,611              --         (5,119)            --
Other (income) expense, net ..............       (170)        (162)            408             --             76
                                            ---------      ---------      --------       --------      ---------
Loss before income taxes and
 extraordinary item ......................    (27,014)      (2,451)         (3,677)         4,964        (28,178)
Income tax (benefit) expense .............     (7,895)          57          (1,066)            --         (8,904)
                                            ---------      ---------      --------       --------      ---------
Loss before extraordinary item ...........    (19,119)      (2,508)         (2,611)         4,964        (19,274)
Extraordinary item, loss on early
 extinguishment of debt, net of income
 tax benefit of $777......................     (1,647)          --              --             --         (1,647)
                                            ---------      ---------      --------       --------      ---------
  Net loss ...............................  $ (20,766)     $(2,508)       $ (2,611)      $  4,964      $ (20,921)
                                            =========      =========      ========       ========      =========

                     RAYOVAC CORPORATION AND SUBSIDIARIES

                    (In thousands, except per share amounts)


17. Consolidated Financial Statements--Continued

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                   Transition period ended September 30, 1996




                                                                       Guarantor   Nonguarantor                    Combined
                                                            Parent     subsidiary   subsidiaries   Eliminations   consolidated
                                                         ------------ ------------ -------------- -------------- -------------
Net cash provided (used) by operating activities ......... $ (2,078)         $16        $    932          $--      $ (1,130)
Cash flows from investing activities: ....................
 Purchases of property, plant and equipment ..............     (912)          --            (336)          --        (1,248)
 Proceeds from sale of property, plant and
   equipment .............................................    1,281           --              --           --         1,281
                                                           --------          ---        --------          ---      --------
Net cash provided (used) by investing activities .........      369           --            (336)          --            33
                                                           --------          ---        --------          ---      --------
Cash flows from financing activities:
 Reduction of debt ....................................... (104,138)          --          (2,952)          --      (107,090)
 Proceeds from debt financing ............................  256,500           --           2,989           --       259,489
 Cash overdraft ..........................................   (2,493)          --              --           --        (2,493)
 Debt issuance costs .....................................  (14,373)          --              --           --       (14,373)
 Extinguishment of debt ..................................   (2,424)          --              --           --        (2,424)
 Distributions from DISC .................................   (1,943)          --              --           --        (1,943)
 Acquisition of treasury stock ........................... (127,925)          --              --           --      (127,925)
 Payments on capital lease obligation ....................       --           --             (84)          --           (84)
                                                           --------          ---        --------          ---      --------
Net cash provided (used) by financing activities .........    3,204           --             (47)          --         3,157
                                                           --------          ---        --------          ---      --------
Effect of exchange rate changes on cash and cash
 equivalents .............................................       --           --               5           --             5
                                                           --------          ---        --------          ---      --------
 Net increase (decrease) in cash and cash
   equivalents ...........................................    1,495           16             554           --         2,065
Cash and cash equivalents, beginning of period ...........    1,488           41             661           --         2,190
                                                           --------          ---        --------          ---      --------
Cash and cash equivalents, end of period ................. $  2,983          $57        $  1,215          $--      $  4,255
                                                           ========          ===        ========          ===      ========

                     RAYOVAC CORPORATION AND SUBSIDIARIES

                    (In thousands, except per share amounts)

17. Consolidated Financial Statements--Continued

                     CONDENSED CONSOLIDATING BALANCE SHEET
                                 June 30, 1996

                                                                             Guarantor
                                                                  Parent     subsidiary
                                                               ------------ ------------
                          ASSETS
Current assets:
 Cash and cash equivalents ...................................   $  1,488     $    41
 Receivables:
  Trade accounts receivable, net .............................     40,138          --
  Other ......................................................     11,434         318
 Inventories .................................................     54,486          --
 Deferred income taxes .......................................      5,439         179
 Prepaid expenses and other ..................................      3,415          --
                                                                 --------     -------
      Total current assets ...................................    116,400         538
                                                                 --------     -------
Property, plant and equipment, net ...........................     65,747          --
Deferred charges and other ...................................      9,047          --
Debt issuance costs ..........................................        173          --
Investment in subsidiaries ...................................     14,524      14,670
                                                                 --------     -------
      Total assets ...........................................   $205,891     $15,208
                                                                 ========     =======
       LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities: .........................................
 Current maturities of long-term debt ........................   $  7,350     $    --
 Accounts payable ............................................     32,906         492
 Accrued liabilities:
  Wages and benefits .........................................      5,077          --
  Accrued interest ...........................................      1,850          --
  Other ......................................................     12,768         (14)
                                                                 --------     -------
      Total current liabilities ..............................     59,951         478
                                                                 --------     -------
Long-term debt, net of current maturities ....................     68,777          --
Employee benefit obligations, net of current portion .........     12,141          --
Deferred income taxes ........................................      2,378         206
Other ........................................................        162          --
                                                                 --------     -------
      Total liabilities ......................................    143,409         684
                                                                 --------     -------
Shareholders' equity (deficit): ..............................
 Common stock ................................................        500          --
 Rayovac International Corporation common stock ..............          5          --
 Additional paid-in capital ..................................     12,000       3,525
 Foreign currency translation adjustment .....................      1,650       1,650
 Retained earnings ...........................................     48,860       9,349
                                                                 --------     -------
                                                                   63,015      14,524
 Less treasury stock, at cost ................................       (533)         --
Total shareholders' equity (deficit) .........................     62,482      14,524
                                                                 --------     -------
Total liabilities and shareholders' equity (deficit) .........   $205,891     $15,208
                                                                 ========     =======


                                                                Nonguarantor                    Combined
                                                                subsidiaries   Eliminations   consolidated
                                                               -------------- -------------- -------------
                          ASSETS
Current assets:
 Cash and cash equivalents ...................................     $   661      $      --      $  2,190
 Receivables:
  Trade accounts receivable, net .............................      15,692             --        55,830
  Other ......................................................         780        (10,210)        2,322
 Inventories .................................................      12,951           (496)       66,941
 Deferred income taxes .......................................         243             --         5,861
 Prepaid expenses and other ..................................       1,560             --         4,975
                                                                   -------      ---------      --------
      Total current assets ...................................      31,887        (10,706)      138,119
                                                                   -------      ---------      --------
Property, plant and equipment, net ...........................       7,434             --        73,181
Deferred charges and other ...................................         608             --         9,655
Debt issuance costs ..........................................          --             --           173
Investment in subsidiaries ...................................          --        (29,194)           --
                                                                   -------      ---------      --------
      Total assets ...........................................     $39,929      $ (39,900)     $221,128
                                                                   =======      =========      ========
         LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities: .........................................
 Current maturities of long-term debt ........................     $ 4,281      $      --      $ 11,631
 Accounts payable ............................................      15,145         (9,848)       38,695
 Accrued liabilities:
  Wages and benefits .........................................       1,049             --         6,126
  Accrued interest ...........................................          40             --         1,890
  Other ......................................................       3,803             --        16,557
                                                                   -------      ---------      --------
      Total current liabilities ..............................      24,318         (9,848)       74,899
                                                                   -------      ---------      --------
Long-term debt, net of current maturities ....................         941             --        69,718
Employee benefit obligations, net of current portion .........          --             --        12,141
Deferred income taxes ........................................          --             --         2,584
Other ........................................................          --             --           162
                                                                   -------      ---------      --------
      Total liabilities ......................................      25,259         (9,848)      159,504
                                                                   -------      ---------      --------
Shareholders' equity (deficit): ..............................
 Common stock ................................................      12,072        (12,072)          500
 Rayovac International Corporation common stock ..............          --             --             5
 Additional paid-in capital ..................................         750         (4,275)       12,000
 Foreign currency translation adjustment .....................       1,650         (3,300)        1,650
 Retained earnings ...........................................         198        (10,405)       48,002
                                                                   -------      ---------      --------
                                                                    14,670        (30,052)       62,157
 Less treasury stock, at cost ................................          --             --          (533)
Total shareholders' equity (deficit) .........................      14,670        (30,052)       61,624
                                                                   -------      ---------      --------
Total liabilities and shareholders' equity (deficit) .........     $39,929      $ (39,900)     $221,128
                                                                   =======      =========      ========

                     RAYOVAC CORPORATION AND SUBSIDIARIES

                    (In thousands, except per share amounts)

17. Consolidated Financial Statements--Continued

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                           Year ended June 30, 1996



                                                   Guarantor   Nonguarantor                    Combined
                                        Parent    subsidiary   subsidiaries   Eliminations   consolidated
                                     ----------- ------------ -------------- -------------- -------------
Net sales ..........................  $369,065     $     --       $82,116      $ (27,827)      $423,354
Cost of goods sold .................   213,349           --        53,846        (27,852)       239,343
                                      --------     --------       -------      ---------       --------
 Gross profit ......................   155,716           --        28,270             25        184,011
                                      --------     --------       -------      ---------       --------
Operating expenses:
 Selling ...........................    99,486           --        17,039             --        116,525
 General and administrative ........    25,967           12         5,775             13         31,767
 Research and development ..........     5,442           --            --             --          5,442
                                      --------     --------       -------      ---------       --------
                                       130,895           12        22,814             13        153,734
                                      --------     --------       -------      ---------       --------
 Income (loss) from operations .....    24,821          (12)        5,456             12         30,277
Interest expense ...................     7,731           --           704             --          8,435
Equity in income of subsidiary .....    (2,507)      (2,167)           --          4,674             --
Other (income) expense, net ........       (51)        (570)        1,173             --            552
                                      --------     --------       -------      ---------       --------
Income before income taxes .........    19,648        2,725         3,579         (4,662)        21,290
Income tax expense .................     5,372          218         1,412             --          7,002
                                      --------     --------       -------      ---------       --------
 Net income ........................  $ 14,276     $  2,507       $ 2,167      $  (4,662)      $ 14,288
                                      ========     ========       =======      =========       ========

                     RAYOVAC CORPORATION AND SUBSIDIARIES

                    (In thousands, except per share amounts)

17. Consolidated Financial Statements--Continued

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                           Year ended June 30, 1996


                                                                          Guarantor   Nonguarantor                     Combined
                                                              Parent     subsidiary   subsidiaries   Eliminations    consolidated
                                                           ------------ ------------ -------------- -------------- ---------------
Net cash provided (used) by operating activities .........  $   14,449     $ (292)     $  3,688           $--        $   17,845
Cash flows from investing activities:
 Purchases of property, plant and equipment ..............      (6,558)        --           (88)           --           (6,646)
 Proceeds from sale of property, plant and
   equipment .............................................         298         --            --            --              298
                                                            ----------     ------      --------           ---         --------
Net cash provided (used) by investing activities .........      (6,260)        --           (88)           --           (6,348)
                                                            ----------     ------      --------           ---          -------


Cash flows from financing activities:
 Reduction of debt .......................................     (97,627)        --        (6,899)           --        (104,526)
 Proceeds from debt financing ............................      93,600         --         2,652            --          96,252
 Cash overdraft ..........................................       2,339         --            --            --           2,339
 Distributions from DISC .................................      (5,187)        --            --            --          (5,187)
 Intercompany dividends ..................................          --        130          (130)           --              --
 Acquisition of treasury stock ...........................        (533)        --            --            --            (533)
 Payments on capital lease obligation ....................          --         --          (295)           --            (295)
                                                            ----------     ------      --------           ---         ------
Net cash provided (used) by financing activities .........      (7,408)       130        (4,672)           --         (11,950)
                                                            ----------     ------      --------           ---         -------
Effect of exchange rate changes on cash and cash
 equivalents .............................................          --         --              (2)         --              (2)
                                                            ----------     ------      -----------        ---         --------
 Net increase (decrease) in cash and cash
  equivalents ............................................         781       (162)       (1,074)           --            (455)
Cash and cash equivalents, beginning of period ...........         707        203         1,735            --           2,645
                                                            ----------     ------      ----------         ---        ----------
Cash and cash equivalents, end of period .................  $    1,488     $   41      $    661           $--        $   2,190
                                                            ==========     ======      ==========         ===        ==========

                     RAYOVAC CORPORATION AND SUBSIDIARIES

                    (In thousands, except per share amounts)

17. Consolidated Financial Statements--Continued

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                           Year ended June 30, 1995



                                                       Guarantor   Nonguarantor                    Combined
                                            Parent    subsidiary   subsidiaries   Eliminations   consolidated
                                         ----------- ------------ -------------- -------------- -------------
Net sales .............................. $364,816      $     --       $79,022      $ (28,614)      $415,224
Cost of goods sold ..................... 214,119             --        51,781        (28,774)       237,126
                                         --------      --------       -------      ---------       --------
 Gross profit .......................... 150,697             --        27,241            160        178,098
                                         --------      --------       -------      ---------       --------
Operating expenses:
 Selling ...............................  93,935             --        14,768             --        108,703
 General and administrative ............  27,556           (651)        5,872             84         32,861
 Research and development ..............   5,005             --            --             --          5,005
                                         --------      --------       -------      ---------       --------
                                         126,496           (651)       20,640             84        146,569
                                         --------      --------       -------      ---------       --------
 Income from operations ................  24,201            651         6,601             76         31,529
Interest expense .......................   7,889             --           755             --          8,644
Equity in income of subsidiary .........  (5,520)        (4,928)           --         10,448             --
Other (income) expense, net ............    (116)          (319)          665             --            230
                                         --------      --------       -------      ---------       --------
Income before income taxes..............  21,948          5,898         5,181        (10,372)        22,655
Income tax expense .....................   5,616            378           253             --          6,247
                                         --------      --------       -------      ---------       --------
 Net income ............................ $16,332       $  5,520       $ 4,928      $ (10,372)      $ 16,408
                                         ========      ========       =======      =========       ========

                     RAYOVAC CORPORATION AND SUBSIDIARIES

                    (In thousands, except per share amounts)

17. Consolidated Financial Statements--Continued

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                           Year ended June 30, 1995



                                                                          Guarantor   Nonguarantor                    Combined
                                                              Parent     subsidiary   subsidiaries   Eliminations   consolidated
                                                           ------------ ------------ -------------- -------------- -------------
Net cash provided (used) by operating activities .........  $   32,394    $ (3,823)     $  3,737       $  3,211     $   35,519
Cash flows from investing activities:
 Purchases of property, plant and equipment ..............     (14,288)         --        (2,650)            --        (16,938)
 Proceeds from sale of property, plant and
  equipment ..............................................         139          --            --             --            139
                                                            ----------    --------      --------       --------     ----------
Net cash (used) by investing activities ..................     (14,149)         --        (2,650)            --        (16,799)
                                                            ----------    --------      --------       --------     ----------
Cash flows from financing activities:
 Reduction of debt .......................................    (100,536)         --        (5,847)            --       (106,383)
 Proceeds from debt financing ............................      79,749          --         5,223            726         85,698
 Cash overdraft ..........................................       3,925          --            --             --          3,925
 Distributions from DISC .................................      (1,500)         --            --             --         (1,500)
 Intercompany dividends ..................................          --       3,899        (3,899)            --             --
                                                            ----------    --------      --------       --------     ----------
Net cash provided (used) by financing activities .........     (18,362)      3,899        (4,523)           726        (18,260)
                                                            ==========    ========      ========       ========     ==========
Effect of exchange rate changes on cash and cash
 equivalents .............................................          --          --         3,592         (3,937)          (345)
                                                            ----------    --------      --------       --------     ----------
 Net increase (decrease) in cash and cash
  equivalents ............................................        (117)         76           156             --            115
Cash and cash equivalents, beginning of period ...........         824         127         1,579             --          2,530
                                                            ----------    --------      --------       --------     ----------
Cash and cash equivalents, end of period .................  $      707    $    203      $  1,735       $     --     $    2,645
                                                            ==========    ========      ========       ========     ==========

[INSIDE BACK COVER]

[Picture of Rayovac Store Display      [Picture of Five Rayovac Photo/Electronic
for Remote Keyless Entry System        and Keyless Entry Battery Packs
Batteries on Gray Background]          on White and Blue Background]








[Picture of a Rayovac Alkaline           [Picture of Rayovac Battery Products
Computer Battery on                      and Flashlights on Gray Background]
Black Background]







[Picture of Rayovac Loud'n Clear        [Picture of Five Packs of Rayovac
Premium Zinc Air Hearing Aid            Pro Line Premium Zinc Air Hearing Aid
Battery Pack on                         Battery Packs on Gray Background]
Light Gray Background]

================================================================================
 No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the offerings covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Selling Shareholders, the Company or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy the Common Stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.



                      ----------------------------------

                               TABLE OF CONTENTS

                                                    Page
                                                 ----------
Prospectus Summary ...........................        3
Risk Factors .................................       11
The Recapitalization .........................       16
Use of Proceeds ..............................       16
Price Range of Common Stock
   and Dividend Policy .......................       16
Capitalization ...............................       17
Selected Financial Data ......................       18
Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations ................................       22
Business .....................................       32
Management ...................................       46
Principal and Selling Shareholders ...........       48
Description of Certain Indebtedness ..........       50
Shares Eligible for Future Sale ..............       52
Certain United States Federal Tax
   Considerations for Non-United States
   Holders ...................................       53
Underwriting .................................       55
Legal Matters ................................       58
Experts ......................................       58
Available Information ........................       59
Incorporation of Certain Documents by
   Reference .................................       60
Index to Financial Statements ................       F-1



                                6,500,000 Shares


                                   RAYOVAC(R)


                                  Common Stock



                      ----------------------------------
                              P R O S P E C T U S
                      ----------------------------------

                              Merrill Lynch & Co.

                           Bear, Stearns & Co. Inc.

                         Donaldson, Lufkin & Jenrette
                             Securities Corporation

                             Salomon Smith Barney




                                         , 1998


================================================================================

                 [Alternate Cover for International Prospectus]

                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED APRIL 2, 1998


[RED HERRING]
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. [/RED HERRING]


PROSPECTUS

                               6,500,000 Shares

                                   RAYOVAC(R)

                                  Common Stock

                               ----------------

     All of the 6,500,000 shares of Common Stock of Rayovac Corporation ("Rayovac" or the "Company") offered hereby are being sold by certain shareholders (the "Selling Shareholders") of the Company. See "Principal and Selling Shareholders." The Company is not selling any shares of Common Stock in this Offering and will not receive any of the proceeds from the sale of shares of Common Stock offered hereby.

     Of the 6,500,000 shares of Common Stock offered hereby, 1,300,000 shares are being offered for sale initially outside the United States and Canada by the International Managers and 5,200,000 shares are being offered for sale initially in a concurrent offering in the United States and Canada by the U.S. Underwriters. The initial public offering price and the aggregate underwriting discount per share will be identical for both Offerings. See "Underwriting."

     The Common Stock is listed on the New York Stock Exchange under the symbol "ROV." On March 31, 1998, the last sale price of the Common Stock as reported on the New York Stock Exchange was $23-9/16 per share. See "Price Range of Common Stock and Dividend Policy."


     See "Risk Factors" beginning on page 11 for a discussion of certain factors that should be considered by prospective purchasers of the Common Stock offered hereby.
                               ----------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
                                                                 Proceeds to
                                   Price to     Underwriting       Selling
                                    Public      Discount (1)   Shareholders (2)
Per Share .....................      $               $               $
Total (3) .....................  $               $               $
--------------------------------------------------------------------------------

(1) The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $800,000.
(3) The Selling Shareholders have granted the International Managers and the U.S. Underwriters options to purchase up to an additional 195,000 shares and 780,000 shares of Common Stock, respectively, in each case exercisable within 30 days after the date hereof, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to the Selling Shareholders will be
    $          , $          and $          , respectively. See "Underwriting."


                               ----------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York,
New York on or about         , 1998.

                               ----------------

Merrill Lynch International

          Bear, Stearns International Limited

                            Donaldson, Lufkin & Jenrette
                                Securities Corporation

                                                            Salomon Smith Barney

                               ----------------

                   The date of this Prospectus is    , 1998.

                 [Alternate Page for International Prospectus]

                                 UNDERWRITING

     Merrill Lynch International, Bear, Stearns International Limited, Donaldson, Lufkin & Jenrette Securities Corporation and Smith Barney Inc. are acting as lead managers (the "Lead Managers") for each of the International Managers named below (the "International Managers"). Subject to the terms and conditions set forth in an international purchase agreement (the "International Purchase Agreement") among the Company, the Selling Shareholders and the International Managers and concurrently with the sale of 5,200,000 shares of Common Stock to the U.S. Underwriters (as defined below), the Company has agreed to sell to the International Managers, and each of the International Managers severally and not jointly has agreed to purchase from the Company, the number of shares of Common Stock set forth opposite its name below.

                                                                  Number of
International Manager                                              Shares
---------------------------------------------------------------- ----------
   Merrill Lynch International .................................
   Bear, Stearns International Limited .........................
   Donaldson, Lufkin & Jenrette Securities Corporation .........
   Smith Barney Inc. ...........................................

   Total ........................................     .......... 1,300,000
                                                                 =========

     The Company has also entered into a U.S. purchase agreement (the "U.S. Purchase Agreement") with certain underwriters in the United States and Canada (the "U.S. Underwriters" and, together with the International Managers, the "Underwriters"), for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Smith Barney Inc. are acting as representatives (the "U.S. Representatives"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, and concurrently with the sale of 1,300,000 shares of Common Stock to the International Managers pursuant to the International Purchase Agreement, the Selling Shareholders have agreed to sell to the U.S. Underwriters, and the U.S. Underwriters severally and not jointly have agreed to purchase from the Company, an aggregate of 5,300,000 shares of Common Stock. The initial public offering price per share of Common Stock and the underwriting discount per share of Common Stock will be identical under the International Purchase Agreement and the U.S. Purchase Agreement.

     In the International Purchase Agreement and the U.S. Purchase Agreement, the several International Managers and the several U.S. Underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances, under the International Purchase Agreement and the U.S. Purchase Agreement, the commitments of non-defaulting Underwriters may be increased. The closings with respect to the sale of shares of Common Stock to be purchased by the International Managers and the U.S. Underwriters are conditioned upon one another.

     The Lead Managers have advised the Company that the International Managers propose initially to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $.
per share of Common Stock. The International Managers, may allow, and such
dealers may reallow, a discount not in excess of $.   per share of Common Stock
on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Selling Shareholders have granted options to the International Managers, exercisable within 30 days after the date of this Prospectus, to purchase up to 195,000 additional shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The International Managers may exercise these options solely to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the International Managers exercise these options, each International Manager will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such International Manager's initial amount reflected in the foregoing table. The Selling Shareholders also have granted options to the U.S. Underwriters, exercisable within 30 days after the date of this Prospectus, to purchase

                 [Alternate Page for International Prospectus]

up to aggregate of 780,000 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the International Managers.

     The Company, the Selling Shareholders, the Company's executive officers and directors, the THL Group and certain other shareholders have agreed, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Common Stock whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters, for a period of 90 days after the date of this Prospectus. See "Shares Eligible for Future Sale."

     The THL Group, the beneficial owner of more than 10% of the Company's outstanding Common Stock, may be deemed to be an affiliate of Sutro & Co. Incorporated and Tucker Anthony Incorporated, members of the NASD, which may participate in the U.S. Offering and the International Offering. Accordingly, the International Offering and the U.S. Offering will be conducted in accordance with NASD Conduct Rule 2720.

     The International Managers and the U.S. Underwriters have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the International Managers and the U.S. Underwriters are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. persons or Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

     The Common Stock is listed on the New York Stock Exchange under the symbol "ROV."

     The International Managers and the U.S. Underwriters have informed the Company that they do not intend to confirm sales of the Common Stock offered hereby to any accounts over which they exercise discretionary authority.

     The Company and the Selling Shareholders have agreed to indemnify the International Managers and the U.S. Underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments which the International Managers and U.S. Underwriters may be required to make in respect thereof.

     Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission (the "Commission") may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the U.S. Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the Offerings, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the U.S. Representatives may reduce that short position by purchasing Common Stock in the open market. The U.S. Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.


     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might have been in the absence of such purchases.


     None of the Company, the Selling Shareholders or any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, none of the Company, the Selling Shareholders or any of the Underwriters makes any representation that the U.S. Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                 [Alternate Page for International Prospectus]

     Each International Manager has agreed that (i) it has not offered or sold, and, for a period of six months from the Closing Date, will not offer or sell, to persons in the United Kingdom, other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied with and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of shares of Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, or is a person to whom such document may otherwise lawfully be issued or passed on.

     No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of Common Stock, or the possession, circulation or distribution of this Prospectus or any other material relating to the Company or shares of Common Stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of Common Stock may not be offered or sold, directly or indirectly, and neither this Prospectus nor any other offering material or advertisements in connection with the shares of Common Stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

     Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

     Donaldson, Lufkin & Jenrette Securities Corporation and its affiliate, DLJ Capital Funding, Inc., have provided from time to time, and may provide in the future, commercial and investment banking services to the Company and its affiliates, including in connection with the Credit Agreement between the Company, BA Securities, Inc., Donaldson, Lufkin & Jenrette Securities Corporation and its affiliate DLJ Capital Funding, Inc. as arrangers for a group of financial institutions and accredited investors which provided the Company with senior bank facilities in an aggregate amount of $170 million.

              [Alternate Back Cover for International Prospectus]

================================================================================
 No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the offering covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy the Common Stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.


       In the Prospectus, references to "dollars" and "$" are to United States dollars.

                      ----------------------------------

                               TABLE OF CONTENTS

                                                   Page
                                                 ----------
Prospectus Summary ...........................        3
Risk Factors .................................       11
The Recapitalization .........................       16
Use of Proceeds ..............................       16
Price Range of Common Stock and
   Dividend Policy ...........................       16
Capitalization ...............................       17
Selected Financial Data ......................       18
Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations ................................       22
Business .....................................       32
Management ...................................       46
Principal and Selling Shareholders ...........       48
Description of Certain Indebtedness ..........       50
Shares Eligible for Future Sale ..............       52
Certain United States Federal Tax
   Considerations for Non-United States
   Holders ...................................       53
Underwriting .................................       55
Legal Matters ................................       58
Experts ......................................       58
Available Information ........................       59
Incorporation of Certain Documents
  by Reference ..............................        60
Index to Financial Statements ................       F-1


                               6,500,000 Shares


                                   RAYOVAC(R)

                                 Common Stock



                      ----------------------------------
                              P R O S P E C T U S
                      ----------------------------------

                          Merrill Lynch International

                      Bear, Stearns International Limited

                         Donaldson, Lufkin & Jenrette
                             Securities Corporation

                             Salomon Smith Barney




                                         , 1998

================================================================================

                                    Part II


                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14. Other Expenses of Issuance and Distribution.
     Set forth below is an estimate (other than the Commission Registration Fee and the National Association of Securities Dealers, Inc. (the "NASD") Filing
Fee) of the fees and expenses all of which are payable by the Registrant, in connection with the registration and sale of the securities being registered:


     Commission Registration Fee ............................      51,005
     NASD Filing Fee ........................................      17,790
     Transfer Agent and Registrar Fees and Expenses .........       1,000
     Blue Sky Fees and Expenses .............................      15,000
     Legal Fees and Expenses ................................     300,000
     Accounting Fees and Expenses ...........................     100,000
     Printing, Engraving and Mailing Expenses ...............     225,000
     Miscellaneous ..........................................      90,205
                                                                  -------
       Total ................................................    $800,000
                                                                 ========

Item 15. Indemnification of Directors and Officers.
     Pursuant to the Wisconsin Business Corporation Law (the "WBCL") and the Registrant's By-Laws, directors and officers of the Registrant are entitled to mandatory indemnification from the Registrant against certain liabilities and expenses (i) to the extent such directors or officers are successful in the defense of a proceeding and (ii) in proceedings in which the director or officer is not successful in the defense thereof, unless (in the latter case only) it is determined that the director or officer breached or failed to perform his duties to the Registrant and such breach or failure constituted (a) a willful failure to deal fairly with the Registrant or its shareholders in connection with a matter in which the director or officer had a material conflict of interest; (b) a violation of the criminal law, unless the director or officer had reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe that his or her conduct was unlawful; (c) a transaction from which the director or officer derived an improper personal profit; or (d) willful misconduct. The WBCL also provides that, subject to certain limitations, the mandatory indemnification provisions do not preclude any additional right to indemnification or allowance of expenses that a director or officer may have under the Registrant's articles of incorporation, by-laws, a written agreement or a resolution of the Board of Directors or shareholders. Further, the WBCL specifically states that it is the public policy of Wisconsin to require or permit indemnification in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. Additionally, under the WBCL, directors of the Registrant are not subject to personal liability to the Registrant, its shareholders or any person asserting rights on behalf thereof for certain breaches of or failures to perform any duty resulting solely from their status as directors, except in circumstances paralleling those in subparagraphs (a) through (d) outlined above.

     Expenses for the defense of any action for which indemnification may be available may be advanced by the Registrant under certain circumstances.

     The general effect of the foregoing provisions may be to reduce the circumstances which an officer or director may be required to bear the economic burden of the foregoing liabilities and expense.

     The Registrant has purchased directors' and officers' liability insurance which would indemnify the directors and officers of the Registrant against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as such.

     Section 6 of the Purchase Agreement between the Registrant, the U.S. Underwriters and the Selling Shareholders and Section 6 of the Purchase Agreement between the Registrant, the International Managers and the Selling Shareholders each provide for indemnification by the Registrant of the U.S. Underwriters, the International Managers and each person, if any, who controls any U.S. Underwriter or International Manager, against certain liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Underwriting Agreements also provide that the U.S. Underwriters and the International Managers shall similarly indemnify the Registrant, its directors, officers, and controlling persons, as set forth therein.]


Item 16. Exhibits and Financial Statement Schedules
   (a) Exhibits:


Exhibit Number   Description
---------------- ------------------------------------------------------------------------------------------
    1.1+         Form of Purchase Agreement by and among the Company, the Selling Shareholders and the
                 U.S. Underwriters.
    1.2+         Form of Purchase Agreement by and among the Company, the Selling Shareholders and the
                 International Managers.
    4.1*         Indenture, dated as of October 22, 1996, by and among the Company, ROV Holding, Inc. and
                 Marine Midland Bank, as trustee, relating to the Company's 103% Senior Subordinated Notes due 2006.
    4.2*         Specimen of the Notes (included as an exhibit to Exhibit 4.1).
    4.3          Amended and Restated Credit Agreement, dated as of December 30, 1997, among Rayovac
                 Corporation, the lenders party thereto and BofA, as Administrative Agent.
    4.4*         Security Agreement, dated as of September 12, 1996, by and among the Company, ROV
                 Holding, Inc. and BofA.
    4.5*         Company Pledge Agreement, dated as of September 12, 1996, by and between the Company and BofA.
    4.6**        Shareholders Agreement, dated as of September 12, 1996, by and among the Company and the shareholders of the Company referred to therein.
    4.7**        Amendment to Rayovac Shareholders Agreement, dated August 1, 1997, by and among the
                 Company and the shareholders of the Company referred to therein.
    4.8***       Specimen certificate representing the Common Stock.
    5.1  +       Opinion re: legality.
   23.1  +       Consent of DeWitt Ross & Stevens s.c. (included in Exhibit 5.1).
   23.2          Consent of KPMG Peat Marwick LLP.
   23.3          Consent of Coopers & Lybrand L.L.P.
   24            Power of Attorney (set forth on the signature page of this Registration Statement).
   27.1          Restated Financial Data Schedule for the fiscal years ended June 30, 1993, 1994, 1995 and
                 1996 and September 30, 1997.
   27.2          Restated Financial Data Schedule for the three months ended December 27, 1997.
   27.3          Restated Financial Data Schedule for the transition period ended September 30, 1996.

----------------
  * Incorporated by reference to the Company's Registration Statement on Form S-1 (Registration No. 333-17895) filed with the Commission.
 ** Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 29, 1997 filed with the Commission on August 13, 1997.
*** Incorporated by reference to the Company's Registration Statement on Form S-1 (Registration No. 333-35181) filed with the Commission.
  +  To be filed by Amendment.

Item 17. Undertakings
     The Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to its Restated Articles of Incorporation, By-laws, by agreement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance on Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Madison, Wisconsin on April 2, 1998.


                                     RAYOVAC CORPORATION



                                     By: /s/ David A. Jones
                                        -------------------------------
                                        Name: David A. Jones
                                        Title: Chairman of the Board,
                                               Chief Executive Officer and
                                               President


                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David A. Jones, Kent J. Hussey and James
A. Broderick and each of them, as such person's true and lawful attorney-in-fact and agent with full power of substitution and revocation for such person and in such person's name, place and stead, in any and all capacities, to execute any and all amendments to this Registration Statement and any subsequent Registration Statement for the same offering which may be filed under Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on April 2, 1998.




           Signature                                      Title
-------------------------------   -------------------------------------------------
/s/ David A. Jones                Chairman of the Board, Chief Executive Officer and
-----------------------------     President (Principal Executive Officer)
David A. Jones


/s/ Kent J. Hussey                Executive Vice President of Finance and
-----------------------------     Administration, Chief Financial Officer and Director
Kent J. Hussey                    (Principal Financial and Accounting Officer)


/s/ Robert F. Warren              President/International and Contract MicroPower
-----------------------------     and Director
Robert F. Warren


/s/ Trygve Lonnebotn              Executive Vice President of Operations and Director
-----------------------------
Trygve Lonnebotn


/s/ Scott A. Schoen               Director
-----------------------------
Scott A. Schoen


/s/ Thomas R. Shepherd            Director
-----------------------------
Thomas R. Shepherd


/s/ Warren C. Smith, Jr.          Director
-----------------------------
Warren C. Smith, Jr.